Exhibit 2.1

SHARE PURCHASE AGREEMENT

BY AND AMONG

IONQ, INC.,

OXFORD IONICS LIMITED,

THE SELLERS,

AND

THE SELLERS REPRESENTATIVE

JUNE 7, 2025

i

INDEX OF ANNEXES, EXHIBITS AND SCHEDULES

Annex	Description

Annex A	Certain Defined Terms
Annex B	The Sellers
Annex C	Scheme Undertakings

Schedules

Company Disclosure Schedule

Exhibits	Description

Exhibit A	Form of Restrictive Covenant Agreement
Exhibit B	Registration Rights Agreement
Exhibit C	R&W Policy

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of June 7, 2025 (the “Agreement Date”) and, with respect to the undersigned Sellers (other than Oxford University), has been executed as a deed, by and among IonQ, Inc., a Delaware corporation (“Buyer”), Oxford Ionics Limited, a private limited company incorporated in England and Wales with registered number 11795789 and whose registered office is at 6a Technology Drive, Oxford, OX5 1GN (the “Company”), each of the undersigned Shareholders whose names are set out in Annex B (together with all Shareholders that become parties to this Agreement after the Agreement Date and prior to the Closing, the “Sellers” and each a “Seller”), and Oxford Science Enterprises plc, solely in its capacity as the representative of the Sellers (the “Sellers Representative”). All capitalized terms that are used but not defined in the body of this Agreement shall have the meanings ascribed thereto in Annex A.

W I T N E S S E T H:

WHEREAS, each Seller owns the amount and of the class(es) of Company Shares listed across from such Seller’s name in Annex B;

WHEREAS, at the Closing, each Seller agrees to sell to Buyer, and Buyer agrees to purchase from each of the Sellers, all of the rights and interests attaching to such Company Shares, in each case, on the terms and subject to the conditions set forth in this Agreement (the “Purchase”);

WHEREAS, the board of directors of the Company has approved this Agreement, the Purchase and the other transactions contemplated by this Agreement and the Related Agreements to which the Company is a party (collectively, with all other transactions contemplated by all other Related Agreements, the “Transactions”);

WHEREAS, the board of directors of Buyer has unanimously approved this Agreement, the Purchase, and each of the other Transactions;

WHEREAS, as a condition and material inducement to Buyer’s willingness to enter into this Agreement, concurrently herewith, each of the Founders is entering into a new employment agreement with the Company, to be effective as of the Closing, pursuant to which each Founder’s terms of employment will be amended as set forth therein (collectively, the “Offer Documents”);

WHEREAS, prior to or concurrently with the execution and delivery of this Agreement, as a condition and material inducement to Buyer to enter into this Agreement, each of the Founders has signed a Restrictive Covenant Agreement in substantially the form attached hereto as Exhibit A, to be effective at and as of the Closing; and

WHEREAS, Buyer, the Sellers and the Company desire to make certain representations, warranties, covenants and agreements, as more fully set forth herein, in connection with the Purchase and the Transactions.

NOW, THEREFORE, in consideration of the agreements, covenants and other promises of each party set forth herein, the benefits to be gained by each party as a result of the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, each Seller agrees to sell, assign, transfer, convey and deliver all Company Shares owned by such Seller as of immediately prior to the Closing (all such Company Shares, collectively, the “Shares”) to Buyer, with full title and guarantee for the purposes of sections 2 and 3 of the Law of Property (Miscellaneous Provisions) Act 1994 as it applies in England and Wales, free and clear of all Liens, and together with all rights and advantages attaching to the Shares as at the Closing, and Buyer agrees to purchase all of the rights and interests in all such Shares from each such Seller, in each case, on the terms and subject to the conditions set forth in this Agreement, for the consideration set forth in, and to be paid in accordance with, Article II, provided that Buyer shall not be obliged to complete the purchase of the rights and interests in any Shares unless the purchase of all of the outstanding Company Shares (including any Company Shares issued in settlement of Company Options that have been exercised) is completed simultaneously in accordance with this agreement.

Section 1.2 Effect on Company Securities.

(a) Company Shares. At the Closing, in consideration for the sale of Shares pursuant to Section 1.1, each Seller shall be entitled, with respect to each Share sold by such Seller to Buyer pursuant to this Agreement, to the number of shares of Buyer Common Stock set forth on the Spreadsheet provided and calculated in accordance with Section 6.10, in each case, on the terms and subject to the conditions set forth in this Agreement (including the adjustments contemplated in Section 2.2 and the execution and delivery of the Exchange Documents). Each Seller hereby waives, subject to the Closing, any rights of redemption, pre-emption, first refusal or last refusal, or restrictions on transfer it may have with respect to any Shares which may have been conferred on it, under the Articles or otherwise.

(b) Company Options.

(i) Prior to the Closing, the Company shall provide notice pursuant to the Company Equity Plan Documents (the “Option Notice”) of the Purchase, the Transactions, and the treatment of the Company Options as contemplated by this Section 1.2(b) to each holder of any then-outstanding and unexercised Company Option, and each such holder shall be permitted to elect to exercise the vested portion of such Company Option (with such vested portion determined after taking into account any vesting acceleration in connection with the Purchase and the Transactions pursuant to the Company Equity Plan

Documents) for a limited period prior to the Closing, with such exercise taking effect as of immediately prior to, but contingent on, the Closing (provided such Company Options remain exercisable immediately prior to Closing). Each Company Share resulting from the exercise of any such Company Options pursuant to the process set out in the Option Notice shall be treated as an issued and outstanding Share for purposes of the Purchase and otherwise for this Agreement. The Option Notice shall (A) further provide that each Company Option that is outstanding and unexercised as of the Closing, whether vested or unvested, shall (subject to Section 1.2(b)(ii), as of the Closing, automatically and without any action on the part of the holder thereof, lapse and be cancelled in exchange for no consideration, and (B) include the process and documentation to facilitate the exercise of the Company Options, the sale of the resulting Shares to Buyer pursuant to this Agreement and the funding of the Company Option Exercise Costs (including, for example, by way of a sale of shares of Buyer Common Stock). The form(s) of Option Notice shall be subject to review and comment by Buyer within a reasonable timeframe, with any such comments timely made by Buyer to be taken into account in good faith by the Company.

(ii) Prior to the Closing, the Board of Directors of the Company (or an applicable committee thereof) shall adopt such resolutions and take such actions as determined to be reasonably necessary and appropriate to (A) effect the transactions described in this Section 1.2(b) and (B) unless Buyer provides written notice to the Company no later than ten (10) Business Days prior to the Closing Date that the Company Equity Plan shall not be terminated, terminate, effective as of the Closing, the Company Equity Plan (subject to any rights granted or accrued prior to Closing).

Section 1.3 [Reserved].

Section 1.4 Closing.

(a) Unless this Agreement is validly terminated pursuant to Section 8.1, the Purchase shall be consummated at a closing (the “Closing”) on the date (x) two (2) Business Days following satisfaction or waiver (if permissible hereunder) of the conditions set forth in Section 7.1 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver (if permissible hereunder) of those conditions at the Closing) or (y) if applicable, being the effective date of any Scheme entered into between the Company and its shareholders in accordance with the provisions of Section 6.3(b)(iii) and Annex C, in each case, via the electronic exchange of signatures, unless another time or place is mutually agreed upon in writing by Buyer and the Company; provided, that if such Business Day (the “Initial Closing Date”) would otherwise occur anytime during the final fifteen (15) days of the end of a fiscal quarter of Buyer, and where Closing occurs pursuant to clause (y) of this Section 1.4(a), the extension of the Closing Date envisaged in this Section is permitted pursuant to the terms of the relevant Scheme, then Buyer may, in its discretion, delay the Closing until the first (1st) Business Day of the next succeeding fiscal quarter of Buyer (such election to delay the Closing pursuant to this proviso, the “Buyer Closing Election”), in which case, subject to Section 1.4(b), the Closing shall be held on such first (1st) Business Day (the “Deferred Closing Date”). The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

(b) If Buyer exercises the Buyer Closing Election:

(i) (A) The obligations of Buyer to consummate the Closing are subject to the satisfaction or waiver (if permissible under applicable Law) on or prior to the Closing Date of the conditions in Section 7.1(a) and Section 7.1(b) and (B) the obligations of the Company and the Sellers to consummate the Closing shall be subject to the satisfaction or waiver (if permissible under applicable Law) of the conditions in Section 7.1(a) and Section 7.1(c), in each case subject to Section 1.4(b)(ii). If, as a result of the preceding sentence, a party is not obligated to consummate the Closing on the date that is the Deferred Closing Date and therefore the Closing does not occur on the date that is the Deferred Closing Date, then, without limiting the provisions of such sentence, the Closing shall occur promptly when (and in any event no later than two (2) Business Days after) such sentence ceases to provide that a party is not obligated to consummate the Closing.

(ii) For the purposes of testing the satisfaction of conditions pursuant to Section 1.4(b)(i), (A) references to “the Closing Date” in Section 1.4(b)(i) and Section 1.4(b)(ii) shall be deemed to be replaced with “the Initial Closing Date”, (B) the conditions set forth in Section 7.1(b)(i), Section 7.1(b)(ii) and Section 7.1(b)(iii) shall be tested solely as of the Initial Closing Date, and (C) the certificate required to be delivered pursuant to Section 7.1(b)(iv)a shall certify as to the satisfaction of the conditions set forth in Section 7.1(b)(i), Section 7.1(b)(ii), and Section 7.1(b)(iii), as of the Initial Closing Date.

ARTICLE II

CONSIDERATION

Section 2.1 Consideration. The aggregate consideration payable by Buyer at the Closing in respect of the Purchase shall be (a) a number of shares of Buyer Common Stock equal to (i) (x) $1,065,000,000 minus (y) the Leakage divided by (ii) the Final Buyer Stock Price plus (b) an amount in cash equal to $10,000,000 (the “Cash Consideration”, and together with the shares of Buyer Common Stock set forth in Section 2.1(a), the “Closing Consideration”). Subject to Section 2.10, the portion of the Closing Consideration payable by Buyer at the Closing to each Seller shall be as set forth on the Spreadsheet; provided, that the Closing Consideration shall be issued or paid, as applicable, among the Sellers in accordance with each Seller’s Pro Rata Portion.

Section 2.2 Final Buyer Stock Price. The “Final Buyer Stock Price” shall be the amount calculated as follows:

(a) If the Final VWAP is greater than the Initial Buyer Stock Price then, the Final Buyer Stock Price shall be the lesser of (i) the Final VWAP and (ii) $50.37.

(b) If the Final VWAP is less than the Initial Buyer Stock Price, then, the Final Buyer Stock Price shall be the greater of (i) the Final VWAP and (ii) $30.22.

Section 2.3 Payment Procedures.

(a) Prior to the Closing Date, Buyer shall select a bank or trust company, which may be the transfer agent for the Buyer Common Stock, to act as exchange agent in the Transactions (the “Transfer Agent”), and, not later than the Effective Time, Buyer shall enter into an agreement with the Transfer Agent, in form and substance reasonably acceptable to the Sellers Representative (the “Transfer Agent Agreement”), for the payment of the Closing Consideration as provided in Section 2.1.

(b) Prior to or substantially concurrently with the Closing, Buyer shall (i) issue and deliver to the Transfer Agent, solely for the account and benefit of the Sellers, the aggregate number of shares of Buyer Common Stock payable to the Sellers and (ii) pay, or cause to be paid, to the Transfer Agent an amount in cash equal to the Cash Consideration, in each case, pursuant to Section 2.1. Buyer shall cause the Transfer Agent to distribute such shares of Buyer Common Stock and the Cash Consideration to the Sellers in accordance with this Section 2.1.

(c) All shares of Buyer Common Stock to be issued and delivered the Sellers hereunder shall be free and clear of all Liens (other than restrictions on transfer under applicable securities Laws or restrictions arising under this Agreement), and shall be deemed issued and outstanding as of the Closing Date. Whenever a dividend or other distribution is declared by Buyer in respect of shares of Buyer Common Stock, the record date for which is at or after the Closing Date, that declaration shall include dividends or other distributions in respect of all shares of Buyer Common Stock issuable pursuant to this Agreement.

(d) Neither Buyer nor any of its Affiliates shall be liable to any current or former Shareholder, or to any other Person, with respect to any shares of Buyer Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official in compliance with any applicable abandoned property Law, escheat Law or similar Law.

(e) Rounding. Notwithstanding anything to the contrary in this Agreement, the aggregate amount of shares of Buyer Common Stock to be issued, issuable or distributed at any particular time to any Seller in accordance with this Agreement shall be rounded up to the nearest whole share.

(f) Tax Treatment. Any payment made under Section 2.3(e), to the maximum extent permitted by applicable Law, shall be treated for all income and other applicable Tax purposes as an adjustment to the Closing Consideration, except with respect to any amounts treated as interest under Section 483 of the Code and the Treasury Regulations thereunder (or any corresponding or similar provision of U.S. state, local or non-U.S. Tax Law).

Section 2.4 Withholding Taxes and Other Amounts. The Company, Buyer, and their respective Affiliates and representatives, as applicable, and the Transfer Agent or any other applicable paying agent, exchange agent, or withholding agent, shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted and withheld therefrom under any applicable Laws; provided, that each payor will, except with respect to any compensatory wage payments or any deduction or withholding pursuant to Section 2.10, or any withholding or deduction required as a result of Sellers’ failure to provide a Form W-8 or W-9, as applicable, (a) use commercially reasonable efforts to notify the Company (prior to the Closing) or the Sellers Representative (at or after the Closing) of any anticipated withholding at least five (5) Business Days prior to any deduction or withholding and (b) cooperate with the Sellers Representative to minimize the amount of any such applicable deduction or withholding. To the extent such amounts are so deducted or withheld and are remitted to the applicable Governmental Entity in accordance with applicable Laws, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 2.5 Buyer Common Stock.

(a) The shares of Buyer Common Stock issuable pursuant to this Agreement are intended to be issued pursuant to one or more exemptions from registration under the Securities Act, including those under Section 4(a)(2) of the Securities Act and Regulation D and Regulation S under the Securities Act, and the exemption from qualification under applicable United States securities Laws. The Company, the Sellers, and, following the Closing, the Sellers Representative, shall assist Buyer as reasonably requested by Buyer to comply with applicable United States securities Laws relating to the Transactions.

(b) Each book-entry entitlement representing Buyer Common Stock (or any other securities issued in respect of such shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event) issued or issuable to or held by the Shareholders in accordance with the terms hereof shall bear the following legend (in addition to any other legends required by applicable Law or Buyer’s organizational documents):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO SUCH SECURITIES OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION, IN WHICH CASE, THE ISSUER OF THESE SECURITIES MAY REQUIRE DELIVERY OF AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER OF THESE SECURITIES THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE SECURITIES ACT. HEDGING TRANSACTIONS INVOLVING THE SHARES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

Section 2.6 Rights Not Transferable. The rights of the Sellers hereunder are personal in nature and, except with the prior written consent of Buyer in each instance, are non-transferable and non-assignable, except that each such Person shall be entitled to assign such Person’s rights by will, by the laws of intestacy or by other similar operation of law. Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

Section 2.7 Taking of Further Action. Prior to the Closing, upon the reasonable request of Buyer, the Company and the Sellers shall take all actions reasonably necessary to effect the Transactions in accordance with the terms of this Agreement, including delivering all required notices and obtaining all necessary approvals and consents. If at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Buyer with full right, title and possession to the Shares held by the Sellers that have delivered their Exchange Documents, then each of the Sellers, and the officers and directors or other similar representatives of each of the Sellers (if any), are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action as are not inconsistent with the terms of this Agreement.

Section 2.8 Currency. All components of Closing Consideration shall be expressed in United States dollars, and any amounts otherwise denominated in any other currency shall be determined and converted into United States dollars by multiplying such amounts by the applicable Currency Exchange Rate.

Section 2.9 Allocation of Consideration. Each Seller and Buyer hereby acknowledges and agrees that:

(a) the Closing Consideration shall be allocated among the persons set forth on the Spreadsheet in accordance with the terms of the Articles, as set out in the Spreadsheet; and

(b) the allocation of the Closing Consideration among the persons set forth on the Spreadsheet is an arrangement among the Sellers, and Buyer shall be entitled to rely conclusively on the calculations and information set forth in the Spreadsheet and shall not be concerned with, or have any liability (to the Sellers or otherwise) with respect to, any allocation of, or any failure of any Seller or any other person to allocate, the Closing Consideration among the persons set forth on the Spreadsheet, except to the extent Buyer or its designee fails to allocate the Closing Consideration among the Sellers in accordance with the Spreadsheet.

Section 2.10 Options Taxes. In the event of inconsistency with other provisions of this Agreement, the provisions of this Section 2.10 will apply in priority to such other provisions of this Agreement.

(a) To the extent permitted by applicable Law, each Seller who has acquired Company Shares as a result of the exercise of any Company Options (an “Option Seller”) shall: (i) economically bear any employment Tax which Buyer, Company or any Company Subsidiary is liable to account for or pay that arises as a consequence of or in connection with such Company Options (including the exercise thereof), the Company Shares acquired as a result of the exercise of such Company Options, and any Buyer Common Stock acquired by such Option Seller pursuant to this Agreement (any such Tax being an “Employment Tax Charge”); and (ii) make any required customary Tax elections reasonably requested by Buyer in connection with such Company Shares and Buyer Common Stock.

(b) To the extent permitted by applicable Law: (i) each Option Seller shall indemnify and hold Buyer, Company and any Company Subsidiary harmless against any relevant Employment Tax Charge, and (ii) subject to Section 2.10(c) below, Buyer shall be entitled to withhold or deduct from the Closing Consideration (including by way of withholding all or part of Buyer Common Stock an Option Seller is entitled to receive pursuant to this Agreement) an amount reasonably estimated to be equal to any such Employment Tax Charge payable by Buyer, the Company or a Company Subsidiary.

(c) In the case of:

(i) any Company Options which are intended to be “enterprise management incentives” options pursuant to Schedule 5 to ITEPA 2003 and were granted by the Company in 2024 or 2025 (the “Recent Options”) in respect of which, by the date of Closing, there has been no HMRC Agreed Valuation in respect of the shares underlying the relevant Recent Options; and/or

(ii) any other Company Options in respect of which employment Tax is expected to arise in connection with or on the exercise of such Company Options, but the amount of such employment Tax is not known at the date of Closing (the “Uncertain Tax Amount Options”),

Buyer shall be entitled to withhold or deduct from the Closing Consideration (including by way of withholding all or part of Buyer Common Stock a Seller is entitled to receive pursuant to this Agreement) such amount as Buyer determines (in its absolute discretion) as: (i) the amount that Buyer, the Company or a Company Subsidiary may be required to account for in connection with any such Company Options (including the exercise thereof) assuming the up to the full unrestricted market value (as at the date of Closing) of the Company Shares and the maximum rate of any employee Taxes applicable in connection with such Company Option (including the exercise thereof), and (ii) the amount of employment Tax that Buyer, the Company or a Company Subsidiary may be required to account for or pay in connection with such Company Options (including the exercise thereof) assuming up to the full unrestricted market value (as at the date of Closing) of the Company Shares and the maximum rate of any employer Taxes applicable in connection with such Company Option (including the exercise thereof) (to the extent such amount is permitted to be so withheld or deducted under applicable Law), provided always that:

(A)

the Parties agree to work together in good faith and use reasonable efforts to procure that the amount withheld or deducted from the Closing Consideration is not in excess of what Buyer considers in its absolute discretion to be a reasonable estimate of the maximum amount of employment Tax expected to arise in connection with such Company Options (including the exercise thereof), provided that the relevant Seller shall economically bear any loss or liability (including any Tax) and any reasonable costs and expenses suffered or incurred by Buyer, the Company or a Company Subsidiary as a result of or in connection with this obligation;

(B)

Buyer shall procure that the Company, a Company Subsidiary or their advisers take (or, as applicable, continue to take) reasonable steps (i) in the case of the Recent Options, to procure an HMRC Agreed Valuation following Closing; (ii) in the case of the Uncertain Tax Amount Options, to obtain HMRC confirmation of the amount of employment Tax due, and, upon any subsequent receipt of an HMRC Agreed Valuation or HMRC confirmation (as applicable), Buyer shall or shall procure that any withholding or deduction of employment Tax pursuant to this Section 2.10 which is in excess of the employment Tax which would have payable based on the HMRC Agreed Valuation or HMRC confirmation (as applicable) is released or refunded to the relevant Option Seller (net of any loss or liability (including any Tax) and any reasonable costs and expenses suffered or incurred by Buyer, the Company or a Company Subsidiary as a result thereof or in connection therewith); and

(C)

if, as at the Expiration Date, HMRC is unwilling, or has not responded to the request by or on behalf of the Company, to confirm the market value of the Company Shares as of the date of grant of any Recent Option or otherwise confirm the amount of employment Tax due, Buyer shall determine in its reasonable discretion the amount of any Employment Tax Charge and will procure that any withholding or deduction of employment Tax pursuant to this Section 2.10 which is in excess of such Employment Tax Charge is released or refunded to the relevant Option Seller (net of any loss or liability (including any Tax) and any reasonable costs and expenses suffered or incurred by Buyer, the Company or a Company Subsidiary as a result thereof or in connection therewith).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the disclosure schedule supplied by the Company to Buyer on the Agreement Date (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Buyer as follows:

Section 3.1 Organization and Good Standing.

(a) The Company is a private limited company duly and validly incorporated and in good standing under the laws of England and Wales. The Company has the requisite corporate power, authority and qualifications to own, lease and operate its assets and properties and to carry on its business as currently conducted, except where the failure to have such power, authority and qualification would be material to the Company. The Company is and has been duly qualified, licensed or registered to do business in each jurisdiction outside of England and Wales in which the character or location of its assets or the nature of its business requires such qualification or registration, except where the failure to have such power, authority and qualification would be material to the Company. The Company has made available true, correct and complete copies of its certificate of incorporation, Articles, bylaws, the Shareholders’ Agreement and other governing documents, each as amended to date, validly adopted and approved and in full force and effect on the Agreement Date (collectively, the “Governing Documents”). The Board of Directors of the Company has not approved or proposed, nor has any other Person proposed, any amendment to any of the Governing Documents. The Company is not in violation of any of the provisions of its Governing Documents.

(b) Section 3.1(b) of the Company Disclosure Schedule sets forth, as of the Agreement Date, each Company Subsidiary and its jurisdiction of organization and the number and class(es) of the authorized and outstanding equity interests or other capital stock of each Company Subsidiary. Each of the Company Subsidiaries is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power to own, lease and operate its assets and properties and to carry on its business as currently conducted, except as would not be material to the Company. Each of the Company Subsidiaries is duly qualified or licensed to do business as a foreign company in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification or license necessary to its business as currently conducted, except as would not be material to the Company. The Company owns, of record or beneficially, all of the outstanding voting securities or other equity interests in each of the Company Subsidiaries. Other than the Company Subsidiaries, as of the Agreement Date, the Company does not, directly or indirectly, own, of record or beneficially, any outstanding voting securities or other equity interests in, or control, any Person. All outstanding equity interests of the Company Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and are not subject to any Liens (other than Permitted Liens and transfer restrictions arising under the organizational documents of such Subsidiary or applicable securities Laws) or any preemptive, purchase, participation, preferential offer or refusal or negotiation rights or other similar rights created by statute, the Governing Documents or any Contract to which the Company Subsidiary is a party or by which it is bound.

(c) Section 3.1(c) of the Company Disclosure Schedule lists the directors and officers of the Company and each Company Subsidiary as of the Agreement Date.

(d) Section 3.1(d) of the Company Disclosure Schedule lists every jurisdiction in which the Company (i) currently engages Employees, (ii) has facilities, or (iii) otherwise conducts its business as of the Agreement Date.

Section 3.2 Authority and Enforceability. The Company has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and any Related Agreements to which the Company is a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, and no further corporate or other action is required on the part of the Company to authorize this Agreement and any Related Agreements to which the Company is a party or to consummate the Transactions. This Agreement and each of the Related Agreements to which the Company is a party have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of the Company enforceable against it in accordance with their respective terms, subject to (x) Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium, the relief of debtors and enforcement of creditors’ rights in general and (y) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity (collectively, the “Enforceability Limitations”). Upon the execution and delivery of this Agreement by the Sellers hereunder, no further vote or agreement of the Sellers is required under the Governing Documents or applicable Law or any Contract to which the Company is a party, in each case, in connection with the execution or delivery by the Company of this Agreement or the Related Agreements to which it is (or will be) a party, the performance of its obligations hereunder or thereunder or the consummation of the Purchase and the other Transactions.

Section 3.3 Governmental Approvals and Consents. No consent, notice, waiver, approval, Order or authorization of, or registration, declaration or filing with any Governmental Entity, is required by, or with respect to, the Company in connection with the execution and delivery of this Agreement and any Related Agreement to which the Company is a party or the consummation of the Transactions, except for (a) in connection with or in compliance with the Regulatory Approvals, and (b) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made have not had, and would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 No Conflicts. The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company or any Company Subsidiary is a party, and the consummation of the Transactions, will not conflict with or result in any breach, violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any right or obligation or loss of any benefit under, or require any notice, consent, waiver, or approval under (any such event, a “Conflict”) (a) any provision of the Governing Documents or other organizational or constitutional documents of the Company or any Company Subsidiary, (b) any Company Material Contract or Lease Agreement to which the Company or any Company Subsidiary is a party, or (c) assuming compliance with the matters referred to in Section 3.3, any Law or Order applicable to the Company or any Company Subsidiary or any of its or their respective properties or assets (whether tangible or intangible), other than, in the case of clauses (b) and (c), as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.4 of the Company Disclosure Schedule sets forth all necessary notices, consents, waivers and approvals of parties to any Contracts as are required thereunder in connection with the Transactions, or for any such Contract to remain in full force and effect without limitation, modification or alteration after the Closing so as to preserve all rights of, and benefits to, the Company and its Subsidiaries under such Contracts from and after the Closing, except, in each case, as would not be reasonably expected to materially and adversely impact the Company and the Company Subsidiaries, taken as a whole.

Section 3.5 Company Capital Structure.

(a) As of the Agreement Date, the entire issued share capital of the Company consists of: (i) 28,121,371 Ordinary Shares; (ii) 18,580,000 Seed Shares; and (iii) 22,905,737 Series A Preferred Shares. The Company Shares outstanding as of the Agreement Date are legally and beneficially owned by the Persons and in the amounts set forth in Section 3.5(a) of the Company Disclosure Schedule, which further sets forth for each such Person the number of shares held and the domicile addresses of record of such Persons. Each Person is the sole legal and beneficial owner and registered holder and is entitled to transfer legal and beneficial title to the Company Shares set out against their name in Section 3.5(a) of the Company Disclosure Schedule. All outstanding Company Shares are duly authorized, validly issued and fully paid and are not subject to any Liens or any preemptive, purchase, participation, preferential offer or refusal or negotiation rights or other similar rights created by statute, the Governing Documents or any Contract to which the Company is a party or by which it is bound, except for any transfer restrictions contained in the Governing Documents and under applicable securities Laws. No other Person holds any allotted, issued and outstanding Company Shares other than the Shareholders and there are no Company Shares other than the Shares.

(b) All outstanding Company Shares have been allotted and issued or repurchased in compliance with all applicable Laws, and were issued, transferred and repurchased in accordance with any applicable right of first refusal, preemptive right or similar right or limitation. There are no declared or accrued but unpaid dividends with respect to any Company Shares. Other than the Company Shares set forth in Section 3.5(a) of the Company Disclosure Schedule and the Company Options, the Company has no other capital shares authorized, allotted, issued or outstanding. No holder of Company Shares that are outstanding and unexercised prior to the Closing will be entitled, upon the consummation of the Transactions, to consideration in respect of such Company Shares in excess of the amount determined in accordance with this Agreement.

(c) As of the Agreement Date, there are 5,234,297 Company Shares reserved for issuance upon exercise of outstanding Company Options granted under the Company Equity Plan Documents, and 5,207,665 Company Shares reserved and available for grants under the Company Equity Plan Documents. Other than in relation to such abovementioned reserved Company Shares or as set forth on Section 3.5(c) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have never adopted, sponsored or maintained any share option plan or any other plan or Contract providing for equity-related compensation to any person (whether payable in shares, cash or otherwise).

(d) Except (i) as set forth in Section 3.5(d) of the Company Disclosure Schedule or (ii) for advances to Employees for reasonable business travel and expenses in the ordinary course of business consistent with past practice or pursuant to a Tax qualified Company Employee Plan or PEO Plan, there are no outstanding loans or Indebtedness to or from, the Company or any Company Subsidiary, on the one hand, and any of the Shareholders or any other holders of Company Securities, on the other hand.

(e) Except as set forth in Section 3.5(e) of the Company Disclosure Schedule, there are no options, warrants, calls, rights, derivatives, convertible securities, convertible indebtedness, commitments or agreements of any character, written or oral, to which the Company or any Company Subsidiary is a party or by which the Company is bound obligating the Company or any Company Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Shares or equity interests of any Company Subsidiary or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, derivative, convertible security, convertible indebtedness, commitment or agreement for Company Shares or any equity interests of any Company Subsidiary. There are no outstanding or authorized share appreciation, phantom share, profit participation, or other similar rights with respect to the Company or any Company Subsidiary (whether payable in shares, cash or otherwise). Except as contemplated hereby or in the Governing Documents or the Company Equity Plan Documents, (i) there are no voting trusts, proxies, or other agreements or understandings with respect to the voting share of the Company or any Company Subsidiary, and (ii) there are no agreements relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale/“tag-along” rights or “drag-along” rights) of any Company Shares or any equity interests of any Company Subsidiary.

(f) Except as set forth on Section 3.5(f) of the Company Disclosure Schedule, with respect to all borrowed money Indebtedness of the Company and the Company Subsidiaries as of the Agreement Date, neither the Company nor any Company Subsidiary is in default and no payments are past due. There are no outstanding loans or Indebtedness involving, on the one hand, the Company and, on the other hand, any Shareholder.

(g) Other than this Agreement and the Company Equity Plan Documents, there is no agreement, arrangement or obligation requiring the creation, allotment, issue, transfer, redemption, registration, sale or repayment of, or the grant to a person of the right (whether exercisable now or in the future and whether contingent or not) to require the allotment, issue, transfer, redemption, registration, sale or repayment of, a share or loan capital or any other security giving rise to a right over, or an interest in, the capital of the Company (including an option or right of pre-emption or conversion).

(h) Each of the Company Subsidiaries is directly or indirectly wholly owned by the Company. The shares in the Company Subsidiaries comprise the whole of the issued and allotted share capital of the Company Subsidiaries, have been properly and validly issued and allotted and each are fully paid or credited as fully paid.

(i) The spreadsheet appended to Section 3.5(i) of the Company Disclosure Schedule (the “Signing Spreadsheet”) sets forth, as of the Agreement Date, the Company’s good faith estimate of the Pro Rata Portion for each Shareholder and holder of Company Options as of the Agreement Date, calculated as if the Closing occurred on the Agreement Date, in accordance with the Company’s Governing Documents, and assuming that each holder of Company Options exercises such Company Options to the fullest extent permitted. The Company hereby disclaims any and all uses of the Signing Spreadsheet, other than for illustrating the Pro Rata Portion for each Shareholder and holder of Company Options under the assumptions listed therein.

Section 3.6 Company Financial Statements; Internal Financial Controls.

(a) Section 3.6(a) of the Company Disclosure Schedule sets forth the Company’s (i) consolidated unaudited balance sheet as of January 31, 2022, January 31, 2023, and January 31, 2024 and the related statements of income, cash flow and stockholders’ equity for each of the twelve (12) month periods then ended (the “Year-End Financials”) and (ii) consolidated unaudited balance sheet as of April 30, 2025 (the “Balance Sheet Date”), and the related unaudited consolidated statements of income, cash flow and stockholders’ equity for the four months then ended (the “Current Balance Sheet” and, together with the Year-End Financials, the “Financials”). The Financials have been prepared in accordance with U.K. GAAP applied on a consistent basis throughout the periods indicated, except not containing footnotes and other presentation items that may be required by U.K. GAAP in respect of audited financial statements, which if presented would not materially alter the financial condition or operating results of the Company. The Financials present fairly, in all material respects, the Company’s and the Company Subsidiaries’ financial condition, operating results and cash flows as of the dates and during the periods indicated therein, subject to normal year-end adjustments, which are not material in amount or significance in any individual case or in the aggregate. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable Laws and accounting requirements and the Financials are consistent in all material respects with such books and records.

(b) The Company has established and maintains, adheres to and enforces a system of internal accounting controls which are reasonably effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Financials), in accordance with U.K. GAAP. Neither the Company nor, to the Knowledge of the Company, any Employee, accountant or representative engaged by the Company, has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other Employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any complaint, assertion, claim or allegation regarding any of the foregoing.

(c) The Company has made available an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Company as of the Balance Sheet Date. All accounts receivable of the Company: (i) represent valid obligations of customers of the Company arising from bona fide transactions entered into in the ordinary course of business; and (ii) are current as of the Agreement Date.

Section 3.7 No Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries have any Liability that would be required by U.K. GAAP to be reflected on a consolidated balance sheet of the Company and its subsidiaries, except for those which (a) have been reflected in the Current Balance Sheet, (b) have arisen in the ordinary course of business since the Balance Sheet Date and do not result from a breach of Contract, breach of warranty, violation of Law, infringement, misappropriation, or other tort, (c) are executory performance obligations arising under Contracts to which the Company or any Company Subsidiary is a party or otherwise bound or (d) are incurred pursuant to the terms of this Agreement.

Section 3.8 No Changes. Since the Balance Sheet Date, (a) there has not been a Company Material Adverse Effect, (b) except as set forth on Section 3.8(b) of the Company Disclosure Schedule, there has been no Leakage, (c) the Company and the Company Subsidiaries have been operated in all material respects in the ordinary course of business consistent with past practice and (d) neither the Company nor the Company Subsidiaries have taken any action that would be prohibited by Section 6.1(b) if proposed to be taken or actually taken after the Agreement Date.

Section 3.9 Tax Matters.

(a) Tax Returns and Payments. Each material Tax Return (including all income Tax Returns) filed or required to be filed by the Company or any of the Company Subsidiaries with any Governmental Entity under any applicable Law (collectively, the “Company Returns”) prior to the Closing Date: (i) has been timely filed on or before the applicable due date (including any valid extensions of such due date); (ii) has been accurately and completely prepared in compliance with all applicable Laws in all material respects; and (iii) is true, correct and complete in all material respects. All material Taxes required to be paid (or collected and paid over) under any applicable Law

(whether or not shown, or required to be shown, on any Tax Returns) by the Company or any of the Company Subsidiaries have been timely paid in full (or collected and paid over, as applicable) or sufficiently provisioned for in the Financials. The Company has made available accurate and complete copies of all income and other material Company Returns filed for the last two (2) years.

(b) Tax Rulings and Concessions. No Tax rulings or closing or similar agreements have been requested, issued or entered into by or with any Tax Authority with respect to the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has any (formal or informal) material concession from or agreement or arrangement with any Governmental Authority in relation to Tax.

(c) Accounts. The Company and the Company Subsidiaries have established, in the ordinary course of business and consistent with its past practices, adequate reserves in accordance with applicable Laws and accounting standards for the payment of all Taxes for the period from the date of the Balance Sheet Date through and including the Closing Date. Neither the Company nor any of the Company Subsidiaries have incurred any liability for Taxes since the Balance Sheet Date outside of the ordinary course of business.

(d) Enquiries; Claims. To the Knowledge of the Company, no Company Return has ever been examined or audited by any Governmental Entity and no such examination or audit is currently proposed or ongoing. The Company and the Company Subsidiaries are not a party to any action or proceeding by any Governmental Entity for non-payment of Taxes nor have they received written notice from such body of any claim for such non-payment of Taxes. Neither the Company nor the Company Subsidiaries have received from any Governmental Entity any: (i) written notice indicating an intent to open a Tax audit or other review or examination; (ii) other written request for information related to Tax matters; or (iii) written notice of a Tax deficiency or proposed Tax adjustment. No extension or waiver of the limitation period applicable to any Company Returns has been granted by or requested in writing from the Company or the Company Subsidiaries (other than any automatic extension obtained in the ordinary course of business for which approval of a Governmental Entity is not required). There are no Liens for Taxes upon any of the assets of the Company or the Company Subsidiaries except Permitted Liens.

(e) No Other Jurisdictions for Filing Tax Returns. Neither the Company nor any of the Company Subsidiaries is required to file a material Tax Return in a jurisdiction other than the jurisdictions in which the Company or the applicable Company Subsidiary has previously filed such Tax Returns. Neither the Company nor any of the Company Subsidiaries is subject to income or gross receipts Tax in any country other than their country of incorporation or formation by virtue of their business activities in that country. No written claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any of the Company Subsidiaries do not currently file a Tax Return of a certain type or pay Taxes of a certain type that the Company or such applicable Company Subsidiary is or may be subject to Tax of such type by that jurisdiction.

(f) Tax Incentives. The Company and the Company Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday, Tax ruling or other Tax reduction agreement or order (each, a “Tax Incentive”) and the consummation of the transactions contemplated by this Agreement will not have any material adverse effect on the continued validity and effectiveness of any such Tax Incentive.

(g) Records. The Company and each Company Subsidiary maintains or has in its possession or under its control such records in relation to Tax as are required by applicable Laws and otherwise as are required to enable the Tax liabilities of the Company and each Company Subsidiary to be calculated accurately in all material respects.

(h) Residence. (i) Section 3.9(h) of the Company Disclosure Schedule sets forth the residency of the Company and the Company Subsidiaries for Tax purposes; (ii) neither the Company nor any of the Company Subsidiaries has been treated as resident (or dual resident) in any other jurisdiction for any Tax purpose; and (iii) neither the Company nor any of the Company Subsidiaries has nor has had a branch, agency, permanent establishment or other taxable presence outside the jurisdiction of their Tax residency.

(i) Change in Accounting Methods; Closing Agreements; Etc. Neither the Company nor any Company Subsidiary will be required to include in any taxable period ending after the Closing Date any material item of income in taxable income (or to exclude any material item of deduction from taxable income in a taxable period ending after the Closing Date) as a result of the following: (A) the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, other than in the ordinary course of business; (B) any change (or incorrect usage) in accounting method; (C) any prepaid amount received on or prior to the Closing Date, other than in the ordinary course of business; (D) any transactions between the Company and a Company Subsidiary resulting in deferred gain with respect to a transaction occurring prior to the Closing; (E) any installment sale or open transaction disposition made prior to the Closing; or (F) any reserve or any Tax credit or refund claimed in respect of a Pre-Closing Tax Period.

(j) Secondary Liabilities, Consolidated Groups and Indemnities. Neither the Company nor any of the Company Subsidiaries has ever been a member of an affiliated, combined, consolidated or similar group for Tax purposes (other than a group with respect to which the Company is the common parent). Neither the Company nor the Company Subsidiaries are, nor have they ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, cost sharing, tax allocation agreement or similar Contract (in each case, other than any commercial Contract entered into in the ordinary course of business the primary purpose of which is not related to Taxes). Neither the Company nor any of the Company Subsidiaries have any liability for the Taxes of any Person (i) as a result of having been a member of an affiliated, combined, consolidated or similar group for Tax purposes, (ii) as a transferee or successor, by Contract (other than any commercial Contract entered into in the ordinary course of business the primary purpose of which is not related to Taxes), or (iii) by operation of Law or otherwise.

(k) Transfer Pricing. All transactions entered into by the Company and each Company Subsidiary have been entered into on terms that were arm’s length, and neither the Company nor any Company Subsidiary has been required by a Tax Authority to recognize an increase in its profits or a reduction in its losses for Tax purposes as a result of the application of Part 4 of the UK Taxation (International and Other Provisions) Act 2010 or as a result of equivalent transfer pricing rules in a jurisdiction outside the UK.

(l) U.S. Tax Classification. The Company is, and has been since its formation, classified as an association taxable as a corporation for U.S. federal (and applicable state and local) income tax purposes. Neither the Company nor any of the Company Subsidiaries has ever made an entity classification election to be treated as anything other than its default entity classification for U.S. federal income Tax purposes. Section 3.9(l) of the Company Disclosure Schedule contains the entity classification of the Company and its Subsidiaries for U.S. federal income tax purposes.

(m) Spin-Off. In the three (3) years prior to the Agreement Date, neither the Company nor any of the Company Subsidiaries has ever distributed stock of another Person, nor had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(n) Withholding. The Company and the Company Subsidiaries have complied in all material respects with all applicable Laws relating to the collection, payment and withholding of Taxes (including in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and including in relation to Company Options for which the Company and/or the Company Subsidiaries have a Tax withholding obligation) and have timely collected, withheld from and paid over to the proper Governmental Entities all material amounts required to be so collected, withheld and paid under applicable Laws. The Company and the Company Subsidiaries have complied in all material respects with, and its records contain all information and documents necessary to materially comply with, all requirements of applicable Laws relating to information reporting and other similar filing requirements.

(o) Stamp Taxes. All documents to which the Company or any Company Subsidiary is party as a purchaser, lessee or assignee or which are required to evidence title of the Company or any Company Subsidiary to an asset held by it, or of which the Company or any Company Subsidiary is interested in the enforcement or production, and which are subject to a stamp, registration, transfer or similar Tax (“Stamp Tax”) or which are required to be stamped, whether with a particular stamp denoting that no Stamp Tax is chargeable or that the document has been produced to the appropriate Governmental Entities, have been stamped and any relevant Stamp Tax (and any related interest, penalty, surcharge or fine) has been paid within applicable time limits and all such documents are in the Company’s or the relevant Company Subsidiary’s possession or under its control.

(p) Tax Avoidance and Evasion. To the Knowledge of the Company, neither the Company nor any Company Subsidiary has been a party to a transaction, series of transactions, scheme or arrangement of which the purpose or one of the main purposes was the avoidance, evasion, deferral or reduction of a liability to Tax or the securing of a Tax advantage, and no Tax Authority has asserted this to be case in any written communication with the Company or a Company Subsidiary. To the Knowledge of the Company, without regard to any enquiries, none of its directors, officers, employees, contractors, agents, representatives or any person performing services for or on behalf of the Company or the Company Subsidiary facilitate the evasion of Tax by another person, and neither the Company nor the Company Subsidiary has facilitated the evasion of Tax by any other person for the purposes of the Criminal Finances Act 2017.

(q) Deemed disposal, de-grouping and clawbacks. The sale of the Shares (including the entry into, becoming unconditional or Closing of this Agreement) will not give rise to a deemed disposal or realisation by the Company or any Company Subsidiary of any asset or liability for any relevant Tax purpose, a de-grouping charge in respect of Tax or a clawback, withdrawal or disallowance of a material relief or allowance previously given in respect of Tax.

(r) Employment-related Securities. All employment related-securities (if any) acquired by a present or former UK resident director, officer or employee of any Company and Company Subsidiary which were, at the time of acquisition, “restricted securities” within the meaning of section 423 of ITEPA were either (i) acquired for an amount at least equal to their initial unrestricted market value and/or (ii) acquired pursuant to an option which qualified as a UK enterprise management incentive option where no UK income Tax applied as a result of section 530 of ITEPA, and in respect of all such acquisitions of employment-related securities, the relevant director, officer or employee entered into a valid election with their employer within applicable time limits pursuant to section 431 of ITEPA to disregard all restrictions attaching to such securities in full or a deemed election applied under section 431A of ITEPA.

(s) EMI Options.

(i) Other than the Company Options purported to be granted as “enterprise management incentives” options pursuant to Schedule 5 to ITEPA (“EMI Options”) and Company Options that were granted under Unapproved Company Option Agreements, no securities options have been issued or granted to or are held on behalf of any current or former UK resident director or employee of the Company and Company Subsidiary to which the provisions of Chapter 5 of Part 7 of ITEPA apply or have been applied in respect of such person’s current or former directorship or employment with the Company or relevant Company Subsidiary.

(ii) The requirements of Schedule 5 to ITEPA were satisfied on the grant of each of the EMI Options, and the EMI Options have not been amended since their respective dates of grant in such a way as to result in them ceasing to satisfy the requirements of Schedule 5 to ITEPA or to be considered as a re-grant of the relevant EMI Option.

(iii) All outstanding EMI Options granted have been validly notified to HM Revenue & Customs (“HMRC”) within the requisite time periods.

(iv) The actual and unrestricted market value of the shares in relation to which the EMI Options were granted was agreed in written form with HMRC prior to grant and the exercise price per share in respect of each EMI Option is not less than the corresponding actual market value per share agreed with HMRC at the time the relevant EMI Option was granted. The Company provided HMRC accurate information in relation to it at the time the valuation was sought.

(v) No disqualifying event for the purposes of Chapter 9 of Part 7 of ITEPA has occurred after the grant of any EMI Options.

(vi) At the time of grant of each EMI Option, the total unrestricted market value of shares in the Company in respect of which unexercised qualifying options (as defined by ITEPA, section 527(4)) existed did not exceed £3 million.

(t) Section 409A Matters.

(i) (A) Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code (or any state Law equivalent) and the regulations and guidance thereunder (“Section 409A”) has been, in all material respects, in documentary and operational compliance with Section 409A, (B) to the extent required by Law, the Company has properly reported and/or withheld and remitted on amounts deferred under any such Company Employee Plan subject to Section 409A of the Code, (C) there is no Contract to which the Company or any Company Subsidiaries is a party, including the provisions of this Agreement, covering any Employee, which individually or collectively requires the Company or any Company Subsidiaries to pay a Tax gross up payment to, or otherwise indemnify or reimburse, any Employee for Tax-related payments under Section 409A, and (D) there is no contract, agreement, plan or arrangement to which the Company is a party, including the provisions of this Agreement, which, individually or collectively, would reasonably be expected to give rise to Buyer or Company Tax under Section 409A of the Code or that would reasonably be expected to give rise to an Employee Tax and/or Company reporting obligations under Section 409A of the Code.

(ii) No Company Option or other stock right of the Company (as defined in U.S. Treasury Regulation 1.409A-1(l)) granted to a U.S. Person (A) has an exercise price that was less than the fair market value of the underlying equity as of the date such option or right was granted, as determined in accordance with the terms of any applicable granting instrument, the Company

Equity Plan and, to the extent applicable Sections 409A and 422 of the Code, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, and (C) has been granted with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A).

Section 3.10 Real Property.

(a) Owned and Leased Property. Neither the Company nor any Company Subsidiary own or has ever owned any freehold real property in England, or any real property outside of England, or are party to any agreement to purchase, acquire an interest in, lease, or sell any such real property. Section 3.10(a) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a true, correct and complete list of: (i) all real property currently leased, subleased or licensed by or from the Company or any Company Subsidiary or otherwise used or occupied by the Company or any Company Subsidiary (the “Leased Real Property”), and (ii) all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in the Leased Real Property, and all amendments, terminations, guarantees and modifications thereof, including all notices exercising any extension or expansion rights thereunder (the “Lease Agreements”). The Company has made available to Buyer a true, correct and complete copy of each such Lease Agreement. Each Lease Agreement is in full force and effect. The Company or applicable Company Subsidiaries have good and valid interests in their respective Leased Real Property. The Leased Real Property is in materially good operating condition and repair sufficient for its current use, and no material repairs or alterations are currently required for the conduct of the Company’s and the Company Subsidiaries’ current business operations. The Leased Real Property constitutes all of the real property used in connection with the business of the Company in all material respects. There are no pending or, to the Company’s Knowledge, threatened condemnation, eminent domain or similar proceedings affecting the Leased Real Property.

(b) Occupation of Leased Property. The Company and the Company Subsidiaries currently occupy and use all the relevant Leased Real Property for the conduct of business in all material respects in accordance with the terms of the Lease Agreements. To the Knowledge of the Company, (i) either the Company or the relevant Company Subsidiary is the sole legal and beneficial owner of such leasehold interest or license, and (ii) there are no other parties occupying, or with a right to occupy, the Leased Real Property.

(c) Compliance with Leases. The Company and the Company Subsidiaries have materially complied with the tenant’s and/or licensee’s covenants and conditions contained in each of the Lease Agreements and, to the Knowledge of the Company, the Company and the Company Subsidiaries have not received notice under which the other party to a Lease Agreement is exercising a right to terminate any of the Lease Agreements for breach of any of the covenants or obligations in any of the Lease Agreements by the Company or the Company Subsidiaries or, to the Knowledge of the

Company, any other party thereto. Neither the operation of the Company nor any of the Company Subsidiaries on the Leased Real Property nor, to the Company’s Knowledge, such Leased Real Property, violate any material Law relating to such property or operations thereon. The Company and each of the Company Subsidiaries has performed all of its material obligations under any termination agreements pursuant to which it has terminated any leases or licenses of real property that are no longer in effect, and has no continuing liability with respect to such terminated real property leases or licenses. Neither the Company nor any Company Subsidiary is party to any agreement or subject to any claim that may require the payment of any real estate brokerage commissions. All security deposits and letters of credit given or received by the Company or a Company Subsidiary under the Lease Agreements remain in place in the full amounts required under the Lease Agreements and have not expired, been drawn upon or otherwise applied.

(d) Encumbrances. The Company’s or Company Subsidiaries’ interest in the Leased Real Property is not subject to any Liens other than Permitted Liens.

(e) Environmental Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no past or current liability of the Company or any of the Company Subsidiaries under Environmental Laws or in respect of any breach or non-compliance by the Company or any of the Company Subsidiaries with the conditions of any Environmental Law or Environmental License and, to the Knowledge of the Company, there are no factors or circumstances likely to give rise to any Environmental Liabilities of the Company or any of the Company Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Action is pending or, to the Knowledge of the Company, threatened, that alleges a material breach, violation or Liability under Environmental Laws or that relates to the presence, release or exposure to Hazardous Materials. Except as would not be expected to have a Company Material Adverse Effect, the Company has not manufactured, distributed, disposed of, arranged for the disposal of, transported, released, or exposed any Person to, any Hazardous Material and no property is contaminated with any such Hazardous Material in a manner that would result in Liability pursuant to Environmental Law. The Company has made available to Buyer all material environmental reports, studies, audits or analyses in its possession or reasonable control identifying material environmental, health or safety liabilities with respect to the Company or any of the Company Subsidiaries.

(f) Notices. Neither the Company nor any of the Company Subsidiaries has received any written notice of any (i) outstanding actions, disputes, claims or demands between the Company or any of the Company Subsidiaries and any third party (including any landlord or superior landlord) in relation to any of the Leased Real Property; or (ii) outstanding enforcement notice, breach of condition notice, statutory notice or informal notice issued by a government or statutory authority relating to any of the Leased Real Property.

Section 3.11 Tangible Property. The Company and the Company Subsidiaries have good and valid title to, or, in the case of leased or licensed properties and assets, valid leasehold interests or license rights in, all properties and assets, real, personal and mixed, used or held for use by the Company and the Company Subsidiaries in their businesses, free and clear of any Liens (other than Permitted Liens), except as reflected in the Current Balance Sheet. All such items of property (a) are adequate in all material respects for the conduct of the business of the Company and the Company Subsidiaries as currently conducted and as currently contemplated to be conducted, and (b) in good operating condition in all material respects, subject to normal wear and tear.

Section 3.12 Intellectual Property and Data Privacy.

(a) Disclosures.

(i) Section 3.12(a)(i) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a true and correct list of: (A) each item of Registered IP owned or purported to be owned by the Company or any of the Company Subsidiaries (“Registered Company IP”); (B) the record owner, and if different, the legal owner and beneficial owner, of such item of Registered Company IP; (C) the jurisdiction in which such item of Registered Company IP has been registered or filed; (D) the applicable application, registration or serial number; (E) the applicable application or filing dates and issuance or registration dates; (F) the status of such item of Registered Company IP; and (G) for each domain name registration, the applicable domain name registrar, the expiration date for the registration, and name of the registrant.

(ii) Section 3.12(a)(ii) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a true and correct list of each material Inbound Company License, other than: (A) Contracts entered into on Standard Company Form IP Contracts without material modification; (B) non-exclusive licenses to generally commercially available software in unmodified, executable code form (including licenses to such software so made available on a SaaS basis) on standard terms; (C) licenses to Open Source Software; (D) Contracts where the only licenses granted are (1) ancillary licenses or grants of rights with respect to feedback or suggestions that the counterparty provides to the Company with respect to Company Products or services or (2) ancillary licenses or grants of rights with respect to trademark(s) of the counterparty for inclusion on the Company’s published customer lists (or similar promotional purposes); and (E) non-disclosure agreements that do not contain express license grants, covenants not to sue, or other similar rights with respect to Intellectual Property Rights.

(iii) Section 3.12(a)(iii) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a true and correct list of each material Outbound Company License, other than: (A) Contracts entered into on Standard Company Form IP Contracts without material modification; (B) Contracts where the only rights with respect to Intellectual Property Rights granted are non-exclusive licenses to customers of the Company or any of the Company Subsidiaries to use Company Products purchased from the Company or any of the

Company Subsidiaries on substantially similar terms to the applicable Standard Company Form IP Contracts; (C) Contracts where the only licenses granted are (1) grants of rights to feedback or suggestions that the Company or the Company Subsidiary provides to the counterparty with respect to the counterparty’s product or service, (2) ancillary licenses or grants of rights with respect to trademark(s) of the Company for inclusion on the counterparty’s published customer lists (or similar promotional purposes), or (3) non-exclusive licenses or grants of rights to suppliers of the Company or any Company Subsidiary that are incidental to the transaction contemplated in such Contract solely to enable the applicable supplier to perform its obligations under such Contract for the benefit of the Company or a Company Subsidiary; and (D) non-disclosure agreements that do not contain express license grants, covenants not to sue, or other similar rights with respect to Intellectual Property Rights.

(b) Standard Company Form IP Contracts. The Company has made available a true and correct copy of each Standard Company Form IP Contract.

(c) Ownership Free and Clear. Except as set forth in Section 3.12(c) of the Company Disclosure Schedule, the Company and the Company Subsidiaries solely and exclusively own all right, title and interest to and in all material Company IP which is owned by or purported to be owned by the Company or any of the Company Subsidiaries, free and clear of all Liens (other than Permitted Liens). Without limiting the generality of the foregoing:

(i) each Employee that has been involved in the authorship, invention, creation, conception or other development of any Company Product or Intellectual Property Rights or Technology for or on behalf of the Company or any Company Subsidiary has entered into an enforceable written non-disclosure and invention assignment Contract with the Company that assigns to the Company, automatically upon creation and, to the fullest extent permitted by applicable Law, all Intellectual Property Rights and Technology authored, invented, created, conceived, or otherwise developed by such Employee in the scope of his, her or its employment or engagement with or otherwise for or on behalf of the Company (an “Invention Assignment Agreement”) to the extent not automatically owned by the Company or the relevant Company Subsidiary by operation of Law. The Company and the Company Subsidiaries have fulfilled in all material respects their obligations to any such Employees concerning remuneration obligations with respect to employee inventions and designs;

(ii) except as set forth in Section 3.12(c)(ii) of the Company Disclosure Schedule, (A) no funding, facilities, personnel or resources of any Governmental Entity, university, college, or other educational institution or research organization was used in any development of any Company IP or Company Products (B) no Founder or Employee developed any Company IP in the course of their respective employments or other engagements with any Governmental Entity, university, college, or other educational institution or research organization and (C) no Governmental Entity, university, college, or other educational institution or research organization has any claim or right in or to, or other encumbrance on, any Company IP or Company Products, other than the same standard commercial rights as are granted by the Company or any of the Company Subsidiaries to commercial end users of Company Products;

(iii) the Company and the Company Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of all proprietary information held, or purported to be held, as a trade secret by the Company or the Company Subsidiaries, including any proprietary Source Code of the Company or the Company Subsidiaries and any confidential information or trade secrets provided to the Company or the Company Subsidiaries by any Person under an obligation of confidentiality, and, no such proprietary information has been authorized to be disclosed or has actually been disclosed to any Person other than pursuant to a written confidentiality Contract restricting the disclosure and use of such proprietary information. The Company and the Company Subsidiaries have and enforce a policy requiring each Employee that has access to any material confidential information of the Company or the Company Subsidiaries to execute, as applicable, the Company’s confidentiality or nondisclosure agreement in the form of a Standard Company Form IP Contract (copies of which have been made available to Buyer), and all such Employees have executed such or substantially similar agreements;

(iv) neither the Company nor any of the Company Subsidiaries has made, directly or indirectly, any commitments, promise, submission, suggestions, statements or declarations, including any membership commitments, to any standards-setting bodies, industry groups or other similar organizations (“Standards Organizations”) that would reasonably be expected to require or obligate the Company or any of the Company Subsidiaries to grant or offer to any other Person any license or right to any Company IP or otherwise impair or limit the Company’s and the Company Subsidiaries’ control of any Company IP, and no patent or patent application included in the Company IP has been identified by the Company or, to the Knowledge of the Company, any other Person as essential to any Standards Organization or any standard promulgated by any Standards Organization;

(v) except as set forth on Section 3.12(c)(ii) of the Company Disclosure Schedule, no Person that has licensed Technology or Intellectual Property Rights to the Company or any of the Company Subsidiaries has ownership rights or license rights to improvements or derivative works made by or on behalf of the Company or any of the Company Subsidiaries to such Technology or Intellectual Property Rights; and

(vi) subject to applicable Laws (including export control and economic sanctions Laws), all Company IP will be fully transferable and alienable by the Company or any of the Company Subsidiaries at the Closing without restriction and without consent of, or any payment of any kind to, any Person.

(d) Valid and Enforceable. With respect to each item of Registered Company IP, all necessary applicable application, registration, maintenance and renewal fees due have been paid, and all necessary documents and certificates have been filed with the relevant Governmental Entity, as the case may be, for the purposes of applying for, registering, maintaining and renewing, as applicable, such Registered Company IP. There is no pending and, there has not been, any Action as to which the Company or any of the Company Subsidiaries received written notice, challenging the use, ownership, validity, enforceability or registrability of any Company IP, excluding office actions received in the ordinary course of prosecution. All of the Registered Company IP is subsisting, and, to the Knowledge of the Company, not invalid or unenforceable (other than pending applications thereof), and to the Knowledge of the Company, there are no facts, circumstances, or information that would, or would reasonably be expected to, render any of the Registered Company IP invalid or unenforceable, other than as a consequence of the expiration of the statutory protection period.

(e) Effects of the Transactions; Sufficiency. All Intellectual Property Rights used in or necessary for the conduct of the business of the Company and the Company Subsidiaries as currently conducted and, as currently contemplated to be conducted in the next twelve (12) months, are either included in the Company Intellectual Property Rights or are used or held for use by the Company and the Company Subsidiaries pursuant to a valid license Contract or other valid and enforceable right. Neither the execution, delivery or performance of this Agreement or any Related Agreement nor the consummation of the Transactions will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare, under any Contract to which the Company or any of the Company Subsidiaries is bound: (i) a loss of, or Lien on, any Company IP; (ii) a breach of any Inbound Company License or Outbound Company License; (iii) the release, disclosure or delivery of any Source Code that is Company IP by or to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP or any Intellectual Property Rights owned by, or licensed to, Buyer or any of Buyer’s Affiliates; (v) payment of any royalties or other license fees with respect to Intellectual Property Rights of any other Person in excess of those payable by the Company or any of the Company Subsidiaries in the absence of this Agreement or the Transactions; or (vi) any non-compete or other material restriction or limitation on the operation of the business of the Company, any of the Company Subsidiaries, Buyer or any of its Affiliates.

(f) No Third Party Infringement of Company IP. To the Knowledge of the Company, (i) no Person has infringed, misappropriated, or otherwise violated, and (ii) no Person is currently infringing, misappropriating or otherwise violating, any Company IP. Neither the Company nor any Company Subsidiary nor any of their Representatives has sent or received any notices or other written communications relating to any actual, alleged or suspected infringement, misappropriation or violation of any Company IP. Neither the Company nor any of the Company Subsidiaries have brought any Actions against any Person with respect to any Company IP.

(g) No Infringement of Third Party IP Rights.

(i) Except as set forth in Section 3.12(g)(i) of the Company Disclosure Schedule, the operation of the business of the Company and the Company Subsidiaries (including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, distribution, hosting, provision, delivery, sale and licensing of any Company Product or Company IP), as previously conducted and currently conducted has not infringed, misappropriated, or otherwise violated, and does not infringe, misappropriate or otherwise violate any Intellectual Property Right of any other Person.

(ii) Except as set forth in Section 3.12(g)(ii) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries have received any notice from any Person (A) alleging any infringement, misappropriation, misuse, dilution, violation, or unauthorized use or disclosure of any Intellectual Property Rights or Technology or unfair competition or (B) inviting the Company or any of the Company Subsidiaries to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company IP, Company Products or the conduct of the business of the Company and the Company Subsidiaries. To the Knowledge of the Company, the Company has no reason to believe that any such claim is or may be forthcoming.

(h) Compliance with Warranties. To the Knowledge of the Company, all Company Products currently offered for sale, license, lease or distribution by the Company or any of the Company Subsidiaries and all services currently provided by or through the Company or any of the Company Subsidiaries conform in all material respects to applicable contractual commitments including express product warranties and representations and applicable product specifications and product documentation.

(i) Contaminants; Vulnerabilities; Spyware or Malware. To the Knowledge of the Company (having implemented commercially reasonable monitoring measures), none of the Company Products or Company IT Systems contains any Contaminants that would reasonably be expected to adversely affect their availability, performance, security, or integrity in any material respect. The Company and the Company Subsidiaries use commercially reasonable measures to prevent the introduction of Contaminants into the Company Products or Company IT Systems. None of the Company Products is designed to perform the following functions, without the knowledge and consent of the owner or user of an affected system, network, or device: (i) collects data stored on or transmitted by the system, network, or device; (ii) interferes with the owner’s or an authorized user’s control of the system, network, or device; (iii) changes or interferes with settings or preferences of, or commands installed or stored on, the system, network, or device without the knowledge of the owner or an authorized user of the system, network, or device; (iv) changes or interferes with data that is stored on or transmitted by the system, network, or device in a manner that obstructs, interrupts or interferes with lawful access to or use of that data by the owner or an authorized user of the system, network, or device; (v) causes the system or device to communicate with a third-party system or device without the authorization of the owner or an authorized user of the system or device; or (vi) installs a computer program or code that may be activated without the knowledge of the owner or an authorized user of the system, network, or device.

(j) Use of Open Source Software.

(i) Section 3.12(j)(i) of the Company Disclosure Schedule accurately identifies and describes each item of Open Source Software that is or has been included, incorporated or embedded in, linked to, combined, distributed or made available with, or used by the Company or the Company’s Subsidiaries in the development, delivery or provision of any Company Product or any Software otherwise included in the Company IP.

(ii) Except as set forth in Section 3.12(j)(ii) of the Company Disclosure Schedule, no Open Source Software is or has been included, incorporated or embedded in, linked to, combined with any Company Product or any proprietary Software of the Company, in each case, in a manner that (A) subjects any Company IP to any Copyleft License, (B) creates obligations (other than the requirements pertaining to attribution and copyright notices conditions contained in the licenses governing the Open Source Software) for the Company or any of the Company Subsidiaries with respect to Company IP or grants to any Person any rights or immunities under Company IP or (C) otherwise imposes any limitation, restriction or condition on the right or ability of the Company or any of the Company Subsidiaries to use or distribute any Company Products or Company IP (other than the requirements pertaining to attribution and copyright notices conditions contained in the licenses governing the Open Source Software).

(iii) The Company and the Company Subsidiaries have complied with all of the terms and conditions of each applicable license for Open Source Software, including all requirements pertaining to attribution and copyright notices, in all material respects.

(iv) Source Code. Except as set forth in Section 3.12(j)(iv) of the Company Disclosure Schedule, (A) no Source Code for any Company IP has been delivered, licensed or made available, (B) neither the Company nor any of the Company Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the Source Code for any Company IP and (C) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of any Source Code for any Company IP, in each case (A) through (C) to any escrow agent or other Person (other than (1) to any Employee bound by written confidentiality obligations to the Company to use for the sole benefit of the Company and the Company Subsidiaries or (2) pursuant to any license for Open Source Software disclosed pursuant to Section 3.12(j)(ii)).

(k) Sufficiency of Company IT Systems. The Company and the Company Subsidiaries either exclusively own, or use with the consent or other appropriate license or permission of the owner, all of the Company IT Systems. The Company IT Systems operate and perform in all material respects as is necessary for the operation of the business of the Company and the Company Subsidiaries as currently conducted and as currently contemplated to be conducted in the six (6) months following the Agreement Date. To the Knowledge of the Company, (i) there has been no material failure of Company IT Systems in the past three (3) years and (ii) no Person has gained unauthorized access to the Company IT Systems in the past three (3) years. The Company IT Systems will be owned, licensed to, or available for use by the Company and the Company Subsidiaries immediately following the Closing on substantially similar terms and conditions to those under which the Company and the Company Subsidiaries owned, licensed or used the Company IT Systems immediately prior to the Closing and as of the Agreement Date without the payment of any additional amounts or consideration.

(l) Generative Artificial Intelligence. Except as set forth in Section 3.12(l) of the Company Disclosure Schedule, the Company and the Company Subsidiaries do not incorporate into the Company Products or any Company owned portions of any Company IT Systems in any material respect any Technology in the deep learning, machine learning or other generative artificial intelligence fields, including any and all (a) proprietary algorithms, Software or systems that make use of or employ neural networks, statistical learning algorithms (like linear and logistic regression, support vector machines, random forests, k-means clustering), or reinforcement learning or (b) proprietary embodied artificial intelligence and related hardware or equipment.

(m) Policies. All Privacy and Data Processing Policies currently in effect have been made available in the virtual data room.

(n) Compliance. The Company and the Company Subsidiaries, and to the Knowledge of the Company, all third parties processing Personal Data on behalf of the Company or on behalf of any of the Company Subsidiaries (in the case of such third parties, to the extent relating to the Company or any of the Company Subsidiaries), do comply, and have in the three (3) years prior to the Agreement Date complied, with the Privacy and Data Processing Requirements in all material respects.

(o) No Unsatisfied Requests. As of the Agreement Date, the Company and the Company Subsidiaries have not failed to comply with any request or notice, from or on behalf of a data subject in connection with their rights under any Privacy and Data Processing Requirement and no such request or notice is outstanding.

(p) No Action. As of the Agreement Date, to the Knowledge of the Company, there has been no written notice, inquiry or Action from any Data Protection Regulator, or any actual or threatened proceedings issued against it by any data subject in connection with any material non-compliance with any Privacy and Data Processing Requirement and, to the Knowledge of the Company as of the Agreement Date, there are no circumstances which are reasonably likely to give rise to such events.

(q) Security. The Company has in place appropriate technical and organizational measures to ensure a level of security in relation to its Processing of Personal Data which is appropriate to the risks involved in the data Processing activities, in accordance with any Privacy and Data Processing Requirement, and, in particular, Article 5(1)(f) and Article 32 of the UK GDPR.

(r) No Security Incidents. Except as set forth in Section 3.12(r) of the Company Disclosure Schedule, to the Knowledge of the Company, in the past three (3) years prior to the Agreement Date, there has been no reportable or notifiable material (i) security incident, data breach, or ransomware, hacking or similar event affecting any Company IT System or Company Data, nor (ii) accidental, unlawful, or unauthorized access to, or Processing of, Company Data (each, in the case of (i) and (ii), a “Security Incident”).

Section 3.13 Technical Specifications. The technical specifications and capabilities described in Section 3.13 of the Company Disclosure Schedule are complete and accurate as of the Agreement Date in all material respects.

Section 3.14 Company Material Contracts.

(a) Section 3.14(a) of the Company Disclosure Schedule identifies, as of the Agreement Date, in each subpart that corresponds to the subsection listed below, any Contract (other than any Company Employee Plan or PEO Plan), including all amendments and modifications thereto, (x) to which the Company or any of the Company Subsidiaries is a party, (y) by which the Company or any of the Company Subsidiaries or any of its or their assets are legally bound or subject or (z) under which the Company or any of the Company Subsidiaries has any right or interest:

(i) that is a distributor, reseller, VAR (value added reseller), OEM (original equipment manufacturer), sales representative or similar Contract under which any third party is authorized to sell, license, sublicense, lease, distribute, market or take orders for any Company Products;

(ii) pursuant to which the Company or any of the Company Subsidiaries has granted, or is required to grant, a right of first refusal, right of first negotiation, or other similar term to or for the benefit of another Person;

(iii) relating to the development of any Technology (A) independently or jointly, by the Company or a Company Subsidiary for any other Person, or (B) for the Company or a Company Subsidiary, in each case, by any other Person, other than Contracts with Employees entered into on a Standard Company Form IP Contract without material deviations;

(iv) that contains most favored customer pricing or similar provisions or restricts the Company or any of the Company Subsidiaries from, or following the Purchase would or would purport to restrict in any material respect Buyer or any of its Affiliates from (A) participating or competing in any line of business, market or geographic area; (B) acquiring any product, property or other asset (tangible or intangible), or any services, from any other Person (including any “take or pay,” “sole source” or “requirements” obligations, any minimum order obligations, minimum order quantities, and similar minimum purchase obligations); (C) selling any product or other asset to, performing any services for any other Person or transacting any business or deal in any other manner with any other Person; or (D) developing or distributing any product or technology;

(v) set forth or required to be set forth in Section 3.12(a)(ii) and Section 3.12(a)(iii) of the Company Disclosure Schedule;

(vi) that is with any Top Customer;

(vii) that is with any Top Supplier;

(viii) providing for or constituting capital expenditures and requiring future payments to or from the Company or any of the Company Subsidiaries in excess of $100,000 individually or $200,000 in the aggregate;

(ix) providing for, relating to or constituting the settlement of any Action in the last three (3) years prior to the Agreement Date;

(x) providing for, relating to or constituting (A) the disposition or acquisition of material assets or any material interest in any Person or business enterprise or (B) the acquisition, issuance or transfer of any securities;

(xi) providing for, relating to or constituting any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts or instruments relating to Indebtedness or extension of credit or the creation of any Lien with respect to any asset of the Company or any of the Company Subsidiaries;

(xii) that is a Company Government Contract;

(xiii) creating, providing for, relating to or constituting any partnership, joint venture or strategic alliance or any sharing of revenues, profits, losses, costs or liabilities; or

(xiv) that contemplates or provides for, relates to or constitutes: (A) the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 in the aggregate; or (B) the performance of services having a value in excess of $100,000 in the aggregate.

(b) Each Contract (x) set forth in Section 3.14(a) of the Company Disclosure Schedule or (y) required to be set forth in Section 3.14(a) of the Company Disclosure Schedule (or that would have been required to be set forth in the Company Disclosure Schedule had such Contract been entered into prior to the Agreement Date) is referred to herein as a “Company Material Contract.” The Company has made available true, correct and complete copies of all written Company Material Contracts, including all amendments thereto. Each Company Material Contract is valid and in full force and effect and is enforceable by the Company or the Company Subsidiaries party thereto in accordance with its terms, and subject to the Enforceability Limitations. Neither the Company nor any of the Company Subsidiaries has materially violated or breached, or committed any material default under, any Company Material Contract, and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any such Company Material Contract. Except as would not be materially adverse to the Company and the Company Subsidiaries, taken as a whole, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to: (i) result in a violation or breach of any of the provisions of any Company Material Contract by the Company or the Company Subsidiaries party thereto or any other party thereto; (ii) give any Person who is not the Company or any Company Subsidiary the right to declare a default or exercise any remedy under any Company Material Contract; or (iii) give any Person who is not the Company or a Company Subsidiary the right to accelerate the maturity or performance of any Company Material Contract. Neither the Company nor any of the Company Subsidiaries has received any written, or, to the Knowledge of the Company, oral, notice regarding any actual and material violation or breach of, or material default under, any Company Material Contract. Neither the Company nor any of the Company Subsidiaries has waived any of their material rights under any Company Material Contract. Neither the Company nor any Company Subsidiary has received from any Person written communication in which such Person has threatened to terminate or refuse to perform such Person’s obligations under any Company Material Contract.

Section 3.15 Customers and Suppliers.

(a) Section 3.15(a) of the Company Disclosure Schedule contains a true, correct and complete list, as of the Agreement Date, of the top ten (10) customers, distributors, resellers, or licensees of Company Products, sorted by and listing revenues generated in connection with such Persons for each of calendar years 2023 and 2024 (each such Person, a “Top Customer”). As of the Agreement Date, neither the Company nor any of the Company Subsidiaries has received written, or, to the Knowledge of the Company, oral, notice, nor does the Company have any Knowledge or reason to believe, that any Top Customer (i) intends to or in fact did cancel, terminate, or otherwise materially and adversely modify its relationship with the Company or any of the Company Subsidiaries (whether related to payment, price or otherwise), or (ii) is threatened with bankruptcy or insolvency or is, or is reasonably likely to become, otherwise unable to purchase or pay for Company Products from the Company or the Company Subsidiaries in quantities and manner consistent with past practice.

(b) Section 3.15(b) of the Company Disclosure Schedule contains a true, correct and complete list, as of the Agreement Date, of the top ten (10) suppliers or vendors of the Company and the Company Subsidiaries, whether of products, services, Intellectual Property Rights or Technology or otherwise, sorted by and listing dollar volume of sales and purchases, respectively, for each of the calendar years 2023 and 2024 (each such Person, a “Top Supplier”). As of the Agreement Date, neither the Company nor any of the Company Subsidiaries has received written, or, to the Knowledge of the Company, oral, notice, nor does the Company have and Knowledge or reason to believe, that any Top Supplier (i) intends to or in fact did cancel, terminate or otherwise materially and adversely modify its relationship with the Company or any of the Company Subsidiaries (whether related to payment, price or otherwise), or (ii) is threatened with bankruptcy or insolvency or is, or is reasonably likely to become, otherwise unable to supply or support products or services to or for the Company or the Company Subsidiaries in quantities and manner consistent with past practice.

Section 3.16 Employee Benefit Plans.

(a) Company Employee Plans. Section 3.16(a) of the Company Disclosure Schedule contains a true and correct list, as of the Agreement Date, of each material Company Employee Plan and each material PEO Plan, in each case except for (i) employment Contracts or offer letters (other than employment Contracts or offer letters with the Founders or with the Company’s Chief Financial Officer), in which case only forms of such agreements are listed in Section 3.16(a) of the Company Disclosure Schedule, or (ii) individual award agreements with respect to Company Options, in which case only forms of such individual award agreements are listed in Section 3.16(a) of the Company Disclosure Schedule.

(b) Documents. With respect to each material Company Employee Plan (including, for the avoidance of doubt, employment Contracts or offer letters with the Founders or with the Company’s Chief Financial Officer), the Company has made available true and correct copies of the plan document and all amendments thereto. To the Knowledge of the Company, no promises or commitments have been made to amend any Company Employee Plan or material Employee Agreement to provide increased or improved benefits thereunder or to accelerate vesting or funding thereunder. With respect to each material PEO Plan, the Company has made available a summary of the material terms of such PEO Plan. To the Knowledge of the Company, the Company has made available a true and correct copy of the contract of employment between the applicable Employer of Record organisation and the person carrying out the role of Strategic Business Development Manager (Switzerland).

(c) Company Employee Plan Compliance. Except as set forth in Section 3.16(c) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have, in all material respects, performed all obligations required to be performed by them under any Company Employee Plan, and each Company Employee Plan has been established and maintained, in all material respects, in accordance with its terms and in compliance with all applicable Laws. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without liability to Buyer, the Company or any of the Company Subsidiaries (other than de minimis termination fees, ordinary administration expenses or with respect to benefits that were previously earned, vested or accrued under Company Employee Plans prior to such amendment or termination or any employment, severance or similar agreement where termination would trigger payments). Neither the Company nor any Company Subsidiary has made any binding plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan (except to the extent required by applicable Laws or to conform any such Company Employee Plan to the requirements of any Law, or as required or permitted by this Agreement), or to enter into any Company Employee Plan. No material Action is pending or, to the Knowledge of the Company, reasonably anticipated or threatened in writing, against or with respect to any such Company Employee Plan or against the assets of any Company Employee Plan, including any audit or inquiry by any Governmental Entity. Each Company Employee Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS to the effect that the Company Employee Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code (or such Company Employee Plan is a prototype plan that is entitled to rely on an opinion letter issued by the IRS to the prototype plan sponsor regarding qualification of the form of the prototype plan) and, to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to cause the loss of such qualification.

(d) No Pension Plan; Self-Insured Plans. Neither the Company nor any Company Subsidiary has maintained, established, sponsored, participated in, or contributed to, in the past six (6) years, or has any Liability with respect to (including as a result of any ERISA Affiliate), any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code. No Company Employee Plan that provides group health or welfare benefits is self-insured (including any such plan pursuant to which a stop-loss policy or contract applies).

(e) Multiemployer and Multiple-Employer Plan, Funded Welfare Plans and MEWAs. In the past six (6) years, neither the Company nor any Company Subsidiary has contributed to or been obligated to contribute to, or has had any Liability with respect to (including as a result of any ERISA Affiliate), any multiemployer plan (as defined in Section 3(37) of ERISA) subject to ERISA. Other than the PEO Plan, none of the Company nor any Company Subsidiary currently maintains, sponsors, participates in or contributes to a plan subject to ERISA which is (i) a “multiple employer plan” described in Section 413 of the Code, (ii) a “funded welfare plan” within the meaning of Section 419 of the Code, or (iii) a “multiple employer welfare arrangement”, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA).

(f) No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents any liability to provide, post-termination or retiree or post-employment life insurance, health or other employee welfare benefits to any Employee or current or former individual independent contractor or individual consultant directly engaged by the Company or any of the Company Subsidiaries for any reason, except as may be required by Laws.

(g) Effect of Transaction. Except as set forth on Section 3.16(g) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions (alone or in connection with additional or subsequent events) will (i) result in any payment or benefit (including severance, golden parachute, bonus, accelerated vesting, distribution, increase in benefits or otherwise) becoming due to any Employee or current or former individual independent contractor or individual consultant directly engaged by the Company or any of the Company

Subsidiaries, (ii) result in any forgiveness of indebtedness to any Employee or current or former individual independent contractor or individual consultant directly engaged by the Company or any of the Company Subsidiaries, (iii) increase any benefits otherwise payable by the Company or any of the Company Subsidiaries to any Employee or current or former individual independent contractor or individual consultant directly engaged by the Company or any of the Company Subsidiaries, (iv) result in the acceleration of the time of payment or vesting of any such benefits applicable to any Employee or current or former individual independent contractor or individual consultant directly engaged by the Company or any of the Company Subsidiaries, or (v) give rise directly or indirectly to the payment of any amount pursuant to a Company Employee Plan that would be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code, in each case of the foregoing clauses (i)-(v) pursuant to any Company Employee Plan.

(h) UK Auto-enrolment. The Company and the Company Subsidiaries have complied with all applicable material legal and administrative requirements as regards its or their automatic enrolment obligations under the Pensions Act 2008 (and subsidiary legislation) and, to the Knowledge of the Company, there are no circumstances likely to give rise to the UK Pensions Regulator issuing a notice, fine or sanction for non-compliance.

(i) UK employer debt and moral hazard issues. Neither the Company nor any Company Subsidiary is, and or has been, an employer in relation to any defined benefit occupational pension scheme and neither the Company nor any Company Subsidiary has been connected with, or is or has been an associate of, an employer (within the meaning of sections 249 and 435 Insolvency Act 1986 respectively) in relation to any such scheme. No contribution notice or financial support direction, nor any proceedings under section 58A or 58B Pensions Act 2004, have been issued against the Company or any Company Subsidiary and no debt has been triggered under section 75 or 75A Pensions Act 1995 by or in respect of the Company or any Company Subsidiary or any connected or associated company (within the meaning of sections 249 and 435 Insolvency Act 1986 respectively) in relation to any occupational pension scheme, save where the debt has been paid in full and the relevant company has received effective discharge from the trustees of that scheme. To the Knowledge of the Company, there are no circumstances likely to give rise to a liability on the Company or any Company Subsidiary or any such connected or associated company or Buyer arising out of the operation of sections 38 to 58D Pensions Act 2004.

(j) TUPE & Pensions. No Employee has had his employment transferred into the Company or any Company Subsidiary under TUPE from any employer who provided benefits under a pension scheme, other than benefits in respect of old age, invalidity or survivors.

(k) UK Death in Service Benefit Plan. All benefits payable on the death of an Employee under the UK Death in Service Benefit Plan or any Company Employee Plan in the UK are insured under a policy or polices with an insurance company, all premiums for such insurance policy or policies which have become due have been paid up to the date of Completion, and, to the Knowledge of the Company, there is no reason by which such insurance company would reasonably be expected to avoid liability for the payment of any benefit under such insurance policy or policies.

Section 3.17 Employment Matters.

(a) Compliance with Employment Laws. Except as set forth in Section 3.17(a) of the Company Disclosure Schedule, the Company and the Company Subsidiaries are and, in the past three (3) years, have been in compliance in all material respects with all Laws respecting employment, worker classification, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work. Each of the Company and each Company Subsidiary has met all material requirements under Laws relating to the employment of non-U.S. citizens and residents, including all requirements of Form I-9.

(b) Labor. Except as set forth in Section 3.17(b) of the Company Disclosure Schedule, no strike, labor dispute, slowdown, concerted refusal to work overtime, or work stoppage or labor strike against the Company or any Company Subsidiary is pending or to the Knowledge of the Company, threatened. The Company has no Knowledge of any activities or proceedings of any labor union to organize any current Employees. Neither the Company nor any Company Subsidiary is presently, nor has it been a party to, or bound by, any collective bargaining agreement, works council, union or similar Contract with respect to Employees and no such agreement is being negotiated by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has received an application for recognition nor entered into any union membership, security of employment, redundancy, recognition, or other collective agreement with a trade union, works counsel, staff association, or other organization or body of employees.

(c) No Interference or Conflict. To the Knowledge of the Company, no Employee is in violation of, or has been alleged to be in violation of, any material term of any employment contract, non-disclosure, non-competition, non-solicitation or confidentiality agreement with the Company, any Company Subsidiary or any third party as a result of such person’s employment with the Company or any Company Subsidiary and activities associated therewith.

(d) No Action. There is no Action pending or, to the Knowledge of the Company, threatened in writing between the Company or any Company Subsidiary and any Employees or current or former individual independent contractor or individual consultant directly engaged by the Company or any of the Company Subsidiaries relating to applicable labor or employment Laws, including, but not limited to any claims for actual or alleged harassment or discrimination based on race, national origin, age, sex, sexual orientation, religion, disability or any other category protected by applicable Law or any claims related to wages and hours, labor relations, breach of contract or wrongful termination.

(e) WARN Obligations. The Company has not incurred any Liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state, local or foreign Law that remains unsatisfied. Within the last three months, there has not been any plant closing or mass layoff, or term of similar import under any applicable similar Law.

(f) Lists of Employees, etc. Section 3.17(f)(i) of the Company Disclosure Schedule sets forth a true and correct list of all current Employees as of the Agreement Date, indicating each such employee’s: (i) name or identification number; (ii) title or position; (iii) full time, part time or temporary status; (iv) hire date; (v) work location; (vi) classification as exempt or non-exempt; (vii) hourly rate of pay or base annual salary; (viii) current commission, incentive or cash bonus opportunity; and (ix) status if on leave or on notice (including, if on notice and if known, the expected termination date). Section 3.17(f)(ii) of the Company Disclosure Schedule sets forth a true and correct list of all individual consultants and individual independent contractors who provide services to the Company or any Company Subsidiary as of the Agreement Date, including each individual’s (A) name and job title, (B) work location, (C) current compensation and (D) start date.

(g) Employing Entity. Each of the current Employees is employed or engaged by the Company or a Company Subsidiary.

(h) Notice Periods. All contracts of employment with a current Employee can be terminated by three months’ notice or less without giving rise to a claim for damages for breach of contract or compensation for wrongful dismissal.

(i) Termination of Management. No present director, member of Management, or senior Employee has given or received notice to or from the Company or any Company Subsidiary terminating their employment, except as expressly contemplated under this Agreement.

(j) Changes to Employment Terms. Other than in the ordinary course of business, there have been no changes to the remuneration, benefits of any kind payable or due to any Employee or other terms and conditions of any Employee and no changes have been or are due to be proposed or are due to be considered, in all cases since the Balance Sheet Date.

(k) Amounts Due to Employees. There are no amounts due to, or in respect of, any of the Employees except for those due in the ordinary course of business (for example, wages in respect of the current pay period or accrued holiday). No Employee has taken holidays materially in excess of, or materially below, their accrued entitlement.

(l) Workers. Other than the Employees, there are no Workers assigned to the business of the Company or any Company Subsidiary.

(m) TUPE. Neither the Company nor any Company Subsidiary has within a five (5) year period ending with the Agreement Date been party to any relevant transfer as defined in TUPE.

(n) Holiday Pay. In respect of Employees in the UK, in the two years preceding the Agreement Date, in respect of each of these Employees, all holiday pay for periods of holiday taken under regulation 13 of the Working Time Regulations 1998 (SI 1998/1833) has been calculated and paid in accordance with Directive 2003/88/EC of the European Parliament and the Council of 4 November 2003 concerning certain aspects of the organization of working time.

(o) Right to Work in the UK. Every current Employee working in the UK, the United States or Switzerland who requires permission to work in the UK, the United States or Switzerland (as the case may be) has current and appropriate permission to do so.

Section 3.18 Governmental Authorizations. Each consent, license, permit, grant or other authorization which is required for the operation of the Company’s or any Company Subsidiary’s businesses as currently conducted (collectively, “Company Authorizations”) has been issued or granted to the Company or its applicable Company Subsidiaries. Except as would not be materially adverse to the Company and the Company Subsidiaries, taken as a whole, the Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company and the Company Subsidiaries to operate or conduct their business as currently conducted or hold any interest in their respective properties or assets. Except as would not be materially adverse to the Company and the Company Subsidiaries, taken as a whole, none of the Company Authorizations is subject to any term, provision, condition or limitation which would reasonably be expected to adversely change or terminate such Company Authorizations by virtue of the completion of the Transactions. The Company and the Company Subsidiaries are, and for the past three (3) years have been, in material compliance with the terms and conditions of the Company Authorizations. To the Knowledge of the Company, excluding rulemakings of general applicability, there has been no order, decision, or proposed decision of any Governmental Entity adopted since the effective date of the first Company Authorization that, individually or in combination with other orders, would have or has had a Company Material Adverse Effect. To the Knowledge of the Company, there is no pending investigation by a relevant Governmental Entity or other enforcement proceeding concerning the Company Authorizations or the Company’s operations pursuant to the Company Authorizations. Except as would not be materially adverse to the Company and the Company Subsidiaries, taken as a whole, the Company has timely paid all fees and assessments relating to the Company Authorizations due on or before the Agreement Date.

Section 3.19 Litigation. There is no material Action of any nature pending, or, to the Knowledge of the Company, threatened in writing, against the Company or any Company Subsidiary, or any of their respective properties and assets (tangible or intangible) or by or against any of their respective Employees or current or former individual independent contractor or individual consultant directly engaged by the Company or any of the Company Subsidiaries (in their capacities as such). Except as would not be materially adverse to the Company and the Company Subsidiaries, taken as a whole, no Governmental Entity has challenged or questioned the legal right of the Company or any Company Subsidiary to conduct their operations as presently or previously conducted. There is no Action of any nature pending or, to the Knowledge of the Company, threatened against any Person who has a contractual right or a right pursuant to law to indemnification from the Company or any Company Subsidiary related to facts and circumstances existing prior to the Closing.

Section 3.20 Insurance. Section 3.20 of the Company Disclosure Schedule lists, as of the Agreement Date, all material insurance policies and fidelity bonds (other than in connection with Company Employee Plans or PEO Plans) covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and any Company Subsidiary, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies (such policies and bonds, collectively, “Insurance Policies”), each of which is in full force and effect as of the Agreement Date. There is no material claim by the Company or any Company Subsidiary pending under any of such Insurance Policies. All premiums due and payable under all Insurance Policies have been paid (or if installment payments are due, will be paid if incurred prior to the Closing Date), and the Company and the Company Subsidiaries are otherwise in material compliance with the terms of such Insurance Policies. None of the Company or the Company Subsidiaries has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan.

Section 3.21 Compliance with Laws. Except as would not be materially adverse to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries are, and for the past three (3) years have been, in compliance with applicable Law. The Company and the Company Subsidiaries have not, during the three (3) years prior to the Agreement Date, received any written or, to the Knowledge of the Company, oral notices of suspected, potential or actual violation with respect to any applicable Law.

Section 3.22 Anti-Corruption Laws. The Company and the Company Subsidiaries and its and their respective officers, directors and employees and, to the Knowledge of the Company, agents or other Persons acting on behalf of the Company or any of the Company Subsidiaries have in the past three (3) years been, and are currently, in compliance in all material respects with all applicable Anti-Corruption Laws. The Company and the Company Subsidiaries and its and their respective officers, directors and employees and, to the Knowledge of the Company, agents or other Persons acting on behalf of the Company or any of the Company Subsidiaries have not in the past three (3) years, directly or indirectly, used any funds for unlawful contributions, gifts, services of value, entertainment or other unlawful expenses; made, offered, authorized or promised to make any unlawful payment or provided, offered, authorized or promised to provide anything of value to any Person including any Governmental Official, or made, or promised to make any contribution, bribe, rebate, gift, payoff, influence payment, kickback or other similar unlawful payment or other advantage, or taken any action which would cause them to be in material violation of any Anti-Corruption Laws. The Company and the Company Subsidiaries and its and their respective officers, directors and employees and, to the Knowledge of the Company, agents or other Persons acting on behalf of the Company or any of the Company Subsidiaries have not in the past three (3) years, directly or indirectly, requested or agreed to receive or accepted any unlawful contributions, gifts, services of value, advantage, entertainment or other unlawful expenses, contribution, bribe, rebate, gift, payoff, influence payment, kickback or other similar unlawful payment, or similar incentive which would cause them to be in material violation of any Anti-Corruption Laws. None of the Company and the Company Subsidiaries and its and their respective officers, directors and employees and, to the Knowledge of the Company, agents or other Persons acting on behalf of the Company or any of the Company Subsidiaries have, in the past three (3) years, offered, made, promised to make or authorized the making of any gift or payment of money or anything of value either directly or indirectly to any Person, or to Governmental Official, or to any Person acting in an official capacity for or on behalf of any such Governmental Entity, for purposes of (i) illegally influencing any act or decision of any Person, or such Governmental Official in his or her official capacity, or (ii) illegally inducing any Person or such Governmental Official to do or omit to do any act in violation of the lawful duty of such Person or Governmental Official, (iii) illegally securing an improper advantage or (iv) illegally inducing such Person or Governmental Official to use his or her influence improperly including with a Governmental Entity to affect or influence any act or decision, including of any such Governmental Entity, in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person. No officer, director, employee or, to the Knowledge of the Company, holder of any financial interest in the Company is currently a Governmental Official. None of the Company and the Company Subsidiaries and its and their respective officers, directors and employees and, to the Knowledge of the Company, agents or other Persons acting on behalf of the Company or any of the Company Subsidiaries have, in the past three (3) years, employed or retained as a consultant or advisor in connection with the business of the Company or the Company Subsidiaries, any Governmental Official. There are no pending or, to the Company’s Knowledge, threatened claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits or other court actions against the Company or its Affiliates with respect to any Anti-Corruption Laws. To the Knowledge of the Company, there are no actions, conditions or circumstances pertaining to the Company’s or the Company Subsidiaries’ activities that would reasonably be expected to give rise to any material future claims, charges, investigations, violations, settlements, civil or criminal actions, lawsuits or other court actions under any Anti-Corruption Law. The Company and its Affiliates have established and maintain compliance programs and reasonable internal controls and procedures that are designed to ensure the Company and the Company Subsidiaries (including any of their officers, directors, employees, agents or other Person associated with or acting on their behalf) do not violate the Anti-Corruption Laws in any material respects.

Section 3.23 Export Control and Economic Sanctions Laws. Except as set forth in Section 3.23 of the Company Disclosure Schedule, the Company and the Company Subsidiaries have in the past four (4) years conducted their international business transactions in accordance in all respects with all applicable provisions of export control and economic sanctions Laws applicable to the Company or any Affiliate thereof, including (to the extent applicable) the U.S. Export Control Reform Act and implementing Export Administration Regulations, the U.S. International Traffic

in Arms Regulations, the trade and economic sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Controls, export and sanctions Laws of the United Kingdom and European Union (including the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions; and the Consolidated List of Financial Sanctions Targets in the United Kingdom administered by HM Treasury), and similar laws and regulations of other jurisdictions in which the Company does business (collectively, “International Trade Laws”). The Company and the Company Subsidiaries do not engage and have not engaged in the past four (4) years in business activities, directly or indirectly, with persons in Cuba, Iran, Syria, North Korea or the so-called Donetsk People’s Republic, Luhansk People’s Republic, Kherson, Zaporizhzhia or Crimea regions of Ukraine in violation of International Trade Laws. The Company and the Company Subsidiaries do not and have not in the past four (4) years engaged in business with persons covered by any lists of sanctioned or restricted persons pursuant to International Trade Laws, in each case in violation of International Trade Laws. There are no pending or, to the Knowledge of the Company, threatened Actions against the Company or any Company Subsidiary with respect to International Trade Laws, and, to the Knowledge of the Company, there are no actions, conditions, or circumstances pertaining to export and related transactions by the Company or the Company Subsidiaries that would reasonably be expected to give rise to any future inquiries, investigations, enforcement actions, voluntary disclosures, or other claims under International Trade Laws.

Section 3.24 Outbound Investments. The Company is not (a) a “person of a country of concern” (as defined at 31 C.F.R. Part 850, the “Outbound Investment Rules”) that is engaged in any “covered activities” (as defined in the Outbound Investment Rules); or (b) a person that directly or indirectly holds a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of any person described in (a) with which it has significant financial ties as set forth in Section 850.209(a)(2)(i)-(iv) of the Outbound Investment Rules.

Section 3.25 Government Contracts.

(a) Section 3.25(a) of the Disclosure Schedule contains a true, complete and correct list of each Government Contract for which the period of performance has not expired or been terminated, final payment has not been received, or which remains open to final audit (each an “Active Government Contract”). The Company has made available to Buyer true and complete copies of each Active Government Contract. Each Active Government Contract was legally awarded and is currently in full force and effect and binding on the parties thereto.

(b) The Company is, and within the past three (3) years has been, in compliance with: (i) all Laws applicable to each Government Contract and Government Bid, including, without limitation, the Federal Acquisition Regulation and any agency supplement thereto (collectively, the “FAR”); and (ii) all terms and conditions of each Government Contract whether incorporated expressly, by reference, or by operation of law.

(c) The Company has, to the extent applicable and required, included all terms of its Government Contracts in its agreements with third parties. None of the Company’s subcontractors, joint venture partners, teaming partners, consultants, agents, or Representatives has violated any applicable Law or term or condition in connection with any Government Contract or Government Bid for which the Company could reasonably be expected to have material liability.

(d) All facts set forth in or acknowledged by any representations, certifications or disclosure statements made or submitted by or on behalf of the Company in connection with each Government Contract and Government Bid were true and accurate in all material respects as of the date of submission and the Company has complied in all material respects with all applicable representations, certifications and disclosure requirements under each Government Contract and Government Bid.

(e) With respect to any Government Contract, no cure notices or default terminations have been issued to the Company, and the Company has not received any written notice terminating any Government Contract for convenience or indicating an intention to terminate any Active Government Contract.

(f) Within the past six (6) years, (i) no Governmental Entity or third party has notified the Company of any actual or alleged violation or breach of any Law, representation, certification, disclosure obligation, contract term, condition, clause, provision or specification of or relating to any Government Contract or any violation of Law in connection with a Government Bid; and (ii) the Company has not received and, to the Company’s Knowledge, there are no expected or threatened, show cause notices, letters of concern, assessments of liquidated damages, or cure, deficiency, default or similar notices relating to any Government Contract. No events have occurred which, individually or in the aggregate, with the passage of time or the giving of notice or both, have resulted in, or would reasonably be expected to result in, a condition of default or breach of a Government Contract by the Company.

(g) Within the past three (3) years: (i) the Company has not undergone, nor is it currently undergoing, any audit, review, inspection, investigation, survey or examination of records relating to a Government Contract or Government Bid and, to the Company’s Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records; (ii) neither the Company nor any of its officers, managers, directors or employees has been under, nor, to the Company’s Knowledge, is there pending or threatened, any administrative, civil or criminal investigation or indictment or any audit involving alleged false statements, false claims or other improprieties relating to any Government Contract or Government Bid; (iii) the Company has not conducted or initiated any audit, review, or inquiry with respect to any suspected, alleged, or possible violation of any contractual requirement, Law, or inaccuracy in any representation or certification, with respect to any Government Contract or Government Bid; and (iv) the Company has not made or been required to make any voluntary or mandatory disclosure to any Governmental Entity with respect to evidence or existence of any alleged, suspected, or possible breach, violation, irregularity, mischarging, misstatement, or other act or omission in connection with a Government

Contract; (v) there have been no facts or circumstances that would require a mandatory disclosure pursuant to FAR 52.203-13 or FAR 9.406-2(b)(1)(vi); (vi) the Company has not been and is not now a party to any administrative or civil litigation involving alleged false statements, false claims or other improprieties relating to a Government Contract or Government Bid; and (vii) the Company has not made any payment, directly or indirectly, to any Person in violation of applicable U.S. Government procurement Laws, including (but not limited to) Laws relating to bribes, gratuities, kickbacks, lobbying expenditures, political contributions, or contingent fee payments.

(h) The Company has complied in all material respects with the data security, cybersecurity, and physical security systems and procedures required by its Government Contracts, including but not limited to the requirements in FAR 52.204-21, Basic Safeguarding of Covered Contractor Information Systems and DFARS 252.204-7012, Safeguarding Covered Defense Information and Cyber Incident Reporting. During the past three (3) years, the Company has not had or experienced any breach of data security or cybersecurity, whether physical or electronic, and has not had a cyber incident. Any data security, cybersecurity or physical security breach or cyber incident related to any Government Contract has been reported to the necessary Governmental Entity or higher tier contractor, as required by the terms of the Government Contract or applicable Law.

Section 3.26 Interested Party Transactions. No present officer, director or shareholder of the Company (nor any immediate family member of any of such Persons or any trust, partnership or corporation (other than the Company or any Company Subsidiary) in which any of such Persons has or has had an interest) (each, an “Interested Party”), has or has had, directly or indirectly, (i) any interest in any entity which furnished or sold, or furnishes or sells, services, products, or technology that the Company or any Company Subsidiary furnishes or sells, (ii) any interest in any entity that purchases from or sells or furnishes to the Company or any Company Subsidiary, any goods or services, or (iii) any interest in, or is a party to, any Contract to which the Company or any Company Subsidiary is a party, other than Company Employee Plans. All Contracts and transactions between an Interested Party, on the one hand, and the Company or any Company Subsidiary, on the other hand, have been on an arms’-length basis on terms no less favorable to the Company and the Company Subsidiaries than would be available from a non-Interested Party.

Section 3.27 Third Party Expenses. Except as set out on Section 3.27 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has incurred, nor will any of them incur or be responsible for, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or the Transactions, nor will Buyer, incur, directly or indirectly, any such liability based on arrangements made by or on behalf of the Company or any of the Company Subsidiaries.

Section 3.28 Bank Accounts; Powers of Attorney. Section 3.28 of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the Agreement Date, showing: (a) all banks in which the Company or any Company Subsidiary maintains a bank account or safe deposit box, together with, as to each such bank account, the redacted account number, the names of all signatories thereof and the authorized powers of each such signatory and, with respect to each such safe deposit box, the number thereof and the names of all Persons having access thereto; and (b) the names of all Persons holding powers of attorney from the Company or any Company Subsidiary, true and correct copies of which have been made available to Buyer.

Section 3.29 Solvency.

(a) The Company and each Company Subsidiary is not insolvent or bankrupt under any Law, is not unable to pay its debts as they fall due within the meaning of any insolvency legislation applicable to the Company or such Company Subsidiary and has not proposed or is not liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them, nor has anything analogous to any of the foregoing occurred in relation to the Company or any Company Subsidiary in any jurisdiction.

(b) In relation to the Company and each Company Subsidiary:

(i) there are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning them and no events have occurred which would justify such proceedings; and

(ii) no steps have been taken to enforce any security over any of its assets and no event has occurred to give the right to enforce such security, nor has anything analogous to any of the foregoing occurred in any jurisdiction.

Section 3.30 State Aid.

(a) Any State Aid which the Company has received, or is proposing to receive either falls within the scope of an applicable block exemption regulation or has been cleared by the European Commission and/or the ESA, as appropriate, as being compatible with the internal market. In addition, the grant and use of any Subsidy within the meaning of Section 2 of the SCA which the Company has received, or is proposing to receive from a United Kingdom public body complies with the requirements of Schedule 1 or Schedule 2 of the SCA or Article 366 of the TCA (as applicable) to the extent not excepted from those requirements by Part 3 of the SCA. The Company has made available to Buyer details of each of the decisions of the European Commission and the ESA and details of all Subsidies granted or to be granted by United Kingdom public bodies that were or are required to comply with Part 2 of the SCA or Article 366 of the TCA.

(b) The Company has complied in all material respects with all terms and conditions set out in the decision(s) and block exemption regulation(s) (as appropriate) referred to in Section 3.29(a) and has used the State Aid only for purposes authorized by such decision(s) and regulation(s).

(c) No State Aid or proposal for State Aid which the European Commission or the ESA has decided is compatible with the internal market has been altered since that decision.

(d) There has been no appeal of any decision referred to in Section 3.29(a), nor of any Subsidy granted or to be granted by a UK public body that was or is required to comply with Part 2 of the SCA.

(e) The entering into, and the performance of, this Agreement and any of the documents to be entered into pursuant to or in connection with this Agreement, will not result in the forfeit or repayment of any State Aid, Subsidy, grant or financial aid.

(f) Details of all: (i) EU, government, regional, federal, state or local authority investment grants, loan subsidies or financial aid received by or pledged to the Company or any Company Subsidiaries during the previous three years; and (ii) current applications for EU, government, regional, federal, state or local authority investment grants, loan subsidies or financial aid made to public bodies in the United Kingdom or the EU, are, in either case, set out in the Company Disclosure Schedule, or have otherwise been made available to Buyer.

(g) To the Knowledge of the Company, there are no circumstances in which any application for any grant, subsidy or financial aid described in Section 3.29(f) would reasonably be expected to be rejected nor in which any grant, subsidy or financial aid received or applied for by the Company or any Company Subsidiaries would reasonably be expected to be wholly or partly forfeited or repaid.

Section 3.31 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in Article III (as qualified by the Company Disclosure Schedule) or in the certificate delivered pursuant to Section 7.1(b)(iv)a, none of the Company, any of the Company Subsidiaries or any other Person makes any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and the Company Subsidiaries, and the Company disclaims any other representations or warranties, whether made by the Company, any Company Subsidiary or any other Person, and, if made, such representation or warranty may not be relied upon by Buyer or any of its Affiliates and Representatives as having been authorized by the Company, notwithstanding the delivery or disclosure to Buyer or any of its Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by the Company in Article III (as qualified by the Company Disclosure Schedule) or in the certificate delivered pursuant to Section 7.1(b)(iv)a, none of the Company, the Company Subsidiaries or any other Person makes or has made any express or implied representation or warranty to Buyer or any of its Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of the Company Subsidiaries or their respective businesses or (ii) any oral, written, video, electronic or other information presented to Buyer, or any of its Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.

(b) In making its decision to enter into this Agreement and to consummate the Transactions, the Company has not relied on and hereby disclaims, any representation or warranty, whether express or implied, made by any Person, other than the representations and warranties expressly made by Buyer in Article V or in the certificate delivered pursuant to Section 7.1(c)(iv)b.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as disclosed in the Company Disclosure Schedule, each Seller, with respect to itself, herself or himself only, severally but not jointly, hereby represents and warrants to Buyer as follows; provided, for the avoidance of doubt, that no Seller shall be liable for breach of any of the following representations and warranties by another Seller:

Section 4.1 Ownership of Company Shares. Each Seller is the sole legal and beneficial owner of the Company Shares designated as being owned by such Seller opposite such Seller’s name in Annex B. Except as contemplated hereby or in the Governing Documents, the Company Shares owned by such Seller are not subject to any Liens (other than restrictions on transfer under applicable securities Laws) or to any rights of preferential refusal, offer, negotiation or participation of any kind, and such Seller has not granted any such rights to any other Person. Such Seller has the sole right to transfer such Company Shares to Buyer. Such Company Shares constitute all of the Company Shares owned, beneficially or of record, by such Seller, and other than Company Options, such Seller has no options, warrants or other rights to acquire or subscribe to or convert or exchange for Company Shares. At the Closing, subject to the payment by Buyer of the consideration payable to such Seller pursuant to Section 1.2, Buyer or its designee will receive good and marketable title to such Company Shares, free and clear of all Liens (other than restrictions on transfer under applicable securities Laws). Except as contemplated hereby or in the Governing Documents or Company Equity Plan Documents, such Seller has not previously granted or agreed to grant any ongoing power of attorney in respect of such Company Shares or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to such Company Shares. Other than in connection with the exercise of any Company Options, there are no outstanding loans from the Company or any Company Subsidiaries to such Seller. Such Seller has the right to exercise all voting and other rights over the Company Shares.

Section 4.2 Investment.

(a) Seller is acquiring the shares of Buyer Common Stock for investment for its own account, not as a nominee or agent, and, except for the Purchase pursuant to this Agreement, not with the view to, or for resale in connection with, any distribution thereof, and Seller has no present intention of selling, granting any participation in, or otherwise distributing any of such shares of Buyer Common Stock in violation of the Securities Act or any applicable securities Law and has no contract, undertaking, agreement or arrangement with any Person regarding the distribution of such securities in violation of the Securities Act or any applicable securities Law; provided that, by making the representations herein, Seller does not agree to hold any of the shares of Buyer Common Stock for any minimum or other specific term and reserves the right to assign, transfer or otherwise dispose of any of the shares of Buyer Common Stock at any time in accordance with or pursuant to an effective registration statement or an exemption under the Securities Act.

(b) Seller, either alone or together with its Representatives, has had the opportunity to review Buyer’s filings and submissions with the Securities and Exchange Commission (the “SEC”), including, without limitation, all information filed or furnished pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has been given the opportunity to obtain additional information to verify the accuracy of the information received and to ask questions of and receive answers from certain Representatives of Buyer concerning Buyer and Buyer’s business, operations, financial performance, financial condition and prospects and the terms and conditions of Seller’s acquisition of the shares of Buyer Common Stock pursuant to the terms of this Agreement. Seller is aware of Buyer’s business affairs and financial condition and has, either alone or together with its Representatives, acquired sufficient information about Buyer to reach an informed and knowledgeable decision to acquire the shares of Buyer Common Stock.

(c) Neither Seller, nor, if applicable, any of its officers, directors, employees, agents, member or partners has (i) engaged in any general solicitation, (ii) published any advertisement or (iii) engaged in any “directed selling efforts” as defined in Rule 902 of Regulation S promulgated under the Securities Act, in any case in connection with the offer and sale of the Shares.

(d) Seller understands that the shares of Buyer Common Stock (i) have not been registered under the Securities Act and will not be registered for sale under the Securities Act or any other applicable securities Laws except as set forth in the Registration Rights Agreement, and (ii) are being issued by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Seller’s representations as expressed herein. Seller understands that the shares of Buyer Common Stock are considered “restricted securities” under applicable United States federal and state securities laws and that, pursuant to these laws, the Buyer Common Stock may not offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities Laws or pursuant to an exemption therefrom, and in each case in compliance with the conditions set forth in this Agreement. Seller agrees not to engage in hedging transactions with regard to the shares of Buyer Common Stock unless in compliance with the Securities Act. Seller acknowledges that if an exemption from registration or qualification is available, the transfer of shares of Buyer Common Stock may be conditioned on various requirements including, but not limited to, the time and manner or sale, the holding period of the shares of Buyer Common Stock, and requirements relating to Buyer. Seller further understands that the shares of Buyer Common Stock must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Seller acknowledges and agrees that the certificates (or book-entry interests) representing Buyer Common Stock shall bear a restrictive legend substantially similar to the following (together with any other legend or legends required by applicable state or foreign securities laws or otherwise):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO SUCH SECURITIES LAWS OR PURSUANT TO AN AVAILABLE EXEMPTION FORM REGISTRATION, IN WHICH CASE, THE ISSUER OF THESE SECURITIES MAY REQUIRE DELIVERY OF AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER OF THESE SECURITIES THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE SECURITIES ACT. HEDGING TRANSACTIONS INVOLVING THE SHARES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

(e) Seller understands and agrees that offers and sales of any of the shares of Buyer Common Stock issued pursuant to Regulation S under the Securities Act prior to the expiration of the period specified in Regulation S (such period hereinafter referred to as the “Distribution Compliance Period”) shall only be made in compliance with the safe harbor provisions set forth in Regulation S, in compliance with the registration requirements of the Securities Act and any other applicable securities Laws or pursuant to an exemption therefrom and that all offers and sales after the Distribution Compliance Period shall be made only in compliance with the registration requirements of the Securities Act and any other applicable securities Laws or pursuant to an exemption therefrom.

(f) Seller understands that, subject to Buyer’s obligations under the Registration Rights Agreement, Buyer provides no assurances as to whether he, she or it will be able to resell any or all of the shares of Buyer Common Stock pursuant to Rule 144, promulgated under the Securities Act, which rule requires, among other things, that resales of securities take place only after Seller of the shares of Buyer Common Stock has held the shares of Buyer Common Stock for certain specified time periods, and under certain circumstances, that resales of securities be limited in volume and take place only pursuant to brokered transactions. Notwithstanding the foregoing, Seller further understands that in the event all of the applicable requirements of Rule 144 are not satisfied, registration under the Securities Act or compliance with some other registration exemption will be required.

(g) Seller represents that Seller is not subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act. Seller also agrees to notify Buyer if Seller becomes subject to such disqualifications after the Agreement Date.

(h) Seller acknowledges that Buyer makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Seller of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Buyer and its subsidiaries or the future business and operations of Buyer and its subsidiaries, or (ii) any other information or documents made available to Seller or its counsel, accountants or advisors or Seller with respect to Buyer and its subsidiaries or their respective businesses, assets, liabilities or operations.

(i) Seller acknowledges that (i) it has sought its own accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the shares of Buyer Common Stock; (ii) it has had the opportunity to conduct its own due diligence in connection with this Agreement and the Transactions; (iii) it has relied exclusively on its own due diligence and sources of information; (iv) it, by reason of its, or its management’s business, financial or investment experience, has the knowledge, sophistication and capacity to evaluate the risks involved in this Agreement and the Transactions and to protect its own interests in connection with this Agreement and the Transactions; and (v) it has not relied upon, and hereby disclaims reliance on, any and all representations, warranties, or other statements by Buyer or any of its Representatives other than those expressly set forth in Article V of this Agreement and in the certificate to be delivered by Buyer pursuant to Section 7.1(c)(iv)b. Seller represents that it has consulted any tax and financial consultants it deems advisable in connection with the receipt of shares of Buyer Common Stock and that it is not relying on Buyer for any Tax or financial advice. Seller acknowledges that Seller may suffer losses, damages, injuries, declines in value, lost opportunities, liabilities, fees, charges, costs or expenses of any nature in connection with this Agreement and the Transactions, in each case in connection with the existence of non-public information and the possible public disclosure following this Agreement and the Transactions by Buyer or otherwise of such non-public information.

Section 4.3 Accredited Investors; Non-U.S. Person. Such Seller is, as of the Agreement Date, and will be, as of the Closing Date, an Accredited Investor and/or a Non-U.S. Person. As used herein, the term “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia, and the term “U.S. Person” is defined in Regulation S. As used herein, the term “Non-U.S. Person” means any Person who is not a U.S. Person or is deemed not to be a U.S. Person under Rule 902(k)(2) of the Securities Act.

Section 4.4 Litigation. There is no Action of any nature pending, or, to the knowledge of such Seller, threatened in writing or otherwise, against such Seller that would, individually or in the aggregate, reasonably be expected to have a material and adverse effect on the Seller’s ability to perform Seller’s obligations under this Agreement.

Section 4.5 Authority. Such Seller, if it is an entity, has all requisite power and authority or, if such Seller is an individual, has individual capacity, to enter into this Agreement and any Related Agreements to which it, he or she, as the case may be, is a party and to consummate the Transactions. The execution and delivery of this Agreement and any Related Agreements to which such Seller is a party and the consummation of the Transactions have been duly authorized by all necessary action on the part of such Seller, if such Seller is an entity, has been consented to by the spouse (if any) of the Seller if required if such Seller is a natural person, and no further action is required on the part of such Seller to authorize this Agreement and any Related Agreements to which such Seller is a party or to consummate the Transactions. This Agreement and each of the Related Agreements to which such Seller is a party have been duly executed and delivered by such Seller and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, subject to the Enforceability Limitations.

Section 4.6 No Conflict. Assuming compliance with the matters referred to in Section 3.3, the execution and delivery by such Seller of this Agreement and any Related Agreement to which such Seller is a party and the consummation of the Transactions will not (a) Conflict with (i) any provision of the articles of association, bylaws or other charter or organizational or constitutional documents of such Seller if such Seller is an entity, (ii) any Contract to which such Seller or any of such Seller’s properties or assets (whether tangible or intangible) are subject or (iii) any Law or Order applicable to such Seller or any of such Seller’s properties or assets (whether tangible or intangible) (other than, in the case of clauses (a)(ii) and (a)(iii), as would not, individually or in the aggregate, reasonably be expected to have a material and adverse effect on such Seller’s ability to perform its obligations under this Agreement), (b) require any consent, waiver or approval from or on behalf of any Person or (c) result in the imposition of a Lien on any Shares.

Section 4.7 Third Party Expenses. Such Seller has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby, in each case for which Buyer or the Company would be liable following the Closing, nor will Buyer, the Company or the Company Subsidiaries incur, directly or indirectly, any such liability based on arrangements made by or on behalf of such Seller for which Buyer or the Company would be liable following the Closing.

Section 4.8 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Sellers in Article IV (as qualified by the Company Disclosure Schedule) or in the certificate delivered pursuant to Section 7.1(b)(iv)a, no Seller or any other Person makes any other express or implied representation or warranty with respect to the Shares or to any such Seller or the Company or any of the Company Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and the Company Subsidiaries, and each Seller disclaims any other representations or warranties, whether made by the Company, Seller, or any other Person, and, if made, such representation or warranty may not be relied upon by Buyer or any of its Affiliates and Representatives as having been authorized by such Seller, notwithstanding the delivery or disclosure to Buyer or any of its Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by such Seller in Article IV (as qualified by the Company Disclosure Schedule) or in the certificate delivered pursuant to Section 7.1(b)(iv)a, no Seller or any other Person makes or has made any express or implied representation or warranty to Buyer or any of its Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, its Subsidiaries, or their respective businesses or (ii) any oral, written, video, electronic or other information presented to Buyer, or any of its Representatives in the course of their due diligence investigation of the Company, the Sellers, the Shares, the negotiation of this Agreement or the course of the Transactions.

(b) In making its decision to enter into this Agreement and to consummate the Transactions, each Seller has not relied on and hereby disclaims, any representation or warranty, whether express or implied, made by any Person, other than the representations and warranties expressly made by Buyer in Article V or in the certificate delivered pursuant to Section 7.1(c)(iv)b.

Section 4.9 Solvency.

(a) Each Seller is not insolvent or bankrupt under any applicable Law, is not unable to pay their debts as they fall due within the meaning of any insolvency legislation applicable to such Seller and has not proposed or is not liable to any arrangement (whether by court process or otherwise) under which their creditors (or any group of them) would receive less than the amounts due to them where any such insolvency, bankruptcy, inability to pay debts or arrangement would affect such Seller’s ability to enter into or perform their obligations under this Agreement and/or any Related Agreements which are to be entered into by such Seller pursuant to or otherwise in connection with this Agreement, nor has anything analogous to any of the foregoing occurred in relation to such Seller in any jurisdiction.

(b) In relation to each Seller:

(i) there are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning them and no events have occurred which would justify such proceedings; and

(ii) no steps have been taken to enforce any security over any of their assets and no event has occurred to give the right to enforce such security, nor has anything analogous to any of the foregoing occurred in relation to such Seller in any jurisdiction.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as disclosed in any of the Buyer SEC Documents, Buyer hereby represents and warrants to the Company and the Sellers as follows:

Section 5.1 Organization and Standing. Buyer is a corporation duly organized and validly existing under the laws of the State of Delaware.

Section 5.2 Authority and Enforceability. Buyer has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Transactions. The execution and delivery by Buyer of this Agreement and any Related Agreements to which it is a party and the consummation of the Transactions have been duly authorized by all necessary corporate and other action on the part of Buyer. This Agreement and any Related Agreements to which Buyer is a party have been duly executed and delivered by Buyer and constitute the valid and binding obligations of Buyer, enforceable against Buyer in accordance with their terms, subject to the Enforceability Limitations.

Section 5.3 Governmental Approvals and Consents. Except for the Regulatory Approvals, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and any Related Agreements to which Buyer, is a party or the consummation of the Transactions, except for such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings, which, if not obtained or made, would not impair Buyer’s ability to consummate the Purchase and perform its obligations hereunder.

Section 5.4 Valid Issuance. The Buyer Common Stock, when delivered to the Sellers in accordance with this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and free of restrictions on transfer other than restrictions on transfer under (a) this Agreement, the Related Agreements, Buyer’s organizational documents as may be amended, or amended and restated, from time to time, and any other Contract entered into by the party to whom such Buyer Common Stock were issued, as applicable, and (b) applicable securities and corporate Laws.

Section 5.5 Litigation. Except as would not have a Buyer Material Adverse Effect, there is no, and, in the past two (2) years, there has not been, any (a) Action of any nature pending or, to Buyer’s Knowledge, threatened against Buyer, its properties and assets (tangible or intangible) or any of its respective officers or directors (in their capacities as such), or (b) governmental inquiry or investigation pending or, to Buyer’s Knowledge, threatened against Buyer, its properties and assets (tangible or intangible) or any of its respective officers or directors (in their capacities as such) (including any inquiry as to the qualification of the Company to hold or receive any license or permit). Except as would not have a Buyer Material Adverse Effect, there is no Action by Buyer pending or threatened in writing against any other Person. As of the Agreement Date, neither Buyer nor any of its properties is subject to or bound by any material Order. Buyer has complied with, and is now in compliance with, all Orders to which Buyer is a party or bound, except as would not have a Buyer Material Adverse Effect.

Section 5.6 SEC Reports and Financial Statements.

(a) A true and complete copy of each registration statement, report, schedule, form and all other documents filed by Buyer with the SEC (the “Buyer SEC Documents”) since September 30, 2021 is available on the website maintained by the SEC at http://www.sec.gov, other than portions in respect of which confidential treatment was granted by the SEC. As of their respective filing dates, the Buyer SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Buyer SEC Documents, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements of Buyer included in the Buyer SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto, except in the case of pro forma statements, or, in the case of unaudited financial statements, except as permitted under the rules and regulations of the SEC) and fairly presented in all material respects the consolidated financial position of Buyer and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of Buyer’s operations and cash flows for the periods indicated (subject to, in the case of unaudited statements, normal and recurring year-end audit adjustments, and any other adjustments described therein permitted by the rules and regulations of the SEC).

Section 5.7 No Conflict. The execution and delivery by Buyer of this Agreement and any Related Agreements to which Buyer is a party, and the consummation of the Purchase or any other Transactions contemplated hereby and thereby, will not conflict with or result in any Conflict under (a) any provision of the organizational documents of Buyer, (b) any Buyer Material Contract to which Buyer or any Buyer Subsidiary is a party or by which any respective properties or assets may be bound, or (c) any Law or Order applicable to Buyer or any of its properties or assets (whether tangible or intangible), except, in the case of clauses (b) and (c), as would be materially adverse to Buyer and its Subsidiaries, taken as a whole.

Section 5.8 Compliance with Laws. Buyer and its Subsidiaries are in compliance with, and for the past three (3) years have been in compliance with, any applicable Law, except as would not have a Buyer Material Adverse Effect. Buyer and its Subsidiaries have not received any notices of suspected, potential or actual violation with respect to, any applicable Law, except as would not have a Buyer Material Adverse Effect. Since January 1, 2021, (a) to Buyer’s Knowledge, no material unresolved investigation or review by any Governmental Entity with respect to Buyer or any of its Subsidiaries is pending or threatened in writing, and (b) to Buyer’s Knowledge, no Governmental Entity has indicated in writing an intention to conduct any such investigation or review, except, in each case, as would not have a Buyer Material Adverse Effect. Except as would not have a Buyer Material Adverse Effect, Buyer and its Subsidiaries (i) hold all material consents, licenses, permits, grants or other authorizations necessary for the lawful conduct of their respective businesses or ownership of their respective properties (collectively, “Buyer Authorizations”), and all such Buyer Authorizations are in full force and effect and (ii) are in material compliance with all terms and conditions of such Buyer Authorizations and, to Buyer’s Knowledge, no such Buyer Authorizations are subject to any actual or threatened revocation, withdrawal, suspension, cancellation, termination or modification action. As of the Agreement Date, Buyer is not required to register as an “investment company” under the Investment Company Act of 1940.

Section 5.9 Anti-Corruption Laws, Export Control and Economic Sanctions Laws. During the last three (3) years, Buyer and its Subsidiaries have been and are in compliance with all applicable International Trade Laws and Anti-Corruption Laws, except as would not have a Buyer Material Adverse Effect. Without limiting any of the foregoing, except as would not have a Buyer Material Adverse Effect, during the last three (3) years, neither Buyer, its Subsidiaries, nor any of their respective directors, officers, or employees, nor, to the Knowledge of Buyer, any other Person acting on behalf of Buyer or its Subsidiaries have (i) engaged in any business or dealings, directly or indirectly, involving or relating to (x) any country or territory that is the target of comprehensive sanctions imposed by the United States, Canada, European Union or United Kingdom (including Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region and the so-called Donetsk or Luhansk People’s Republics) or (y) a Person that is designated on, or is owned or controlled by a Person that is designated on any list of sanctioned parties maintained by the United States, Canada, the United Kingdom, or the European Union, including the list of Specially Designated Nationals and Blocked Persons maintained by OFAC; or (ii) paid, offered, promised, or authorized the payment of money or anything of value, directly or indirectly, to any Government Official, any political party, or any other Person for the purpose of influencing any act or decision or to secure any improper advantage. During the last three (3) years, neither Buyer nor its Subsidiaries have received from any Governmental Authority or any other Person any written or verbal notice of any material violation of any Anti-Corruption Law or International Trade Law, or conducted any internal investigation with respect to, or made any voluntary or involuntary disclosure to a Governmental Authority concerning, any material violation of any Anti-Corruption Law or International Trade Law. Buyer and its Affiliates have established and maintain compliance programs and reasonable internal controls and procedures that are designed to ensure Buyer and its Subsidiaries (including any of their officers, directors, employees, agents or other Person associated with or acting on their behalf) do not violate the Anti-Corruption Laws.

Section 5.10 No Changes. Since March 31, 2025 through the Agreement Date, there have been no changes, effects, events, occurrences, state of facts or developments that have had or would, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 5.11 Solvency.

(a) Buyer is not insolvent or bankrupt under any Law, is not unable to pay its debts as they fall due within the meaning of any insolvency legislation applicable to Buyer and has not proposed or is not liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them, nor has anything analogous to any of the foregoing occurred in relation to Buyer in any jurisdiction.

(b) In relation to Buyer:

(i) there are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning them and no events have occurred which would justify such proceedings; and

(ii) no steps have been taken to enforce any security over any of its assets and no event has occurred to give the right to enforce such security, nor has anything analogous to any of the foregoing occurred in any jurisdiction.

Section 5.12 Outbound Investments. Buyer is not (a) a “person of a country of concern” (as defined at the Outbound Investment Rules) that is engaged in any “covered activities” (as defined in the Outbound Investment Rules); or (b) a person that directly or indirectly holds a board seat on, a voting or equity interest in, or any contractual power to direct or cause the direction of the management or policies of any person described in (a) with which it has significant financial ties as set forth in Section 850.209(a)(2)(i)-(iv) of the Outbound Investment Rules.

Section 5.13 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Buyer in Article V (as qualified by the Buyer SEC Documents) or in the certificate delivered pursuant to Section 7.1(c)(iv)b, neither Buyer nor any other Person makes any other express or implied representation or warranty with respect to Buyer, any of its Subsidiaries, or any of their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding Buyer and its Subsidiaries, and Buyer disclaims any other representations or warranties, whether made by Buyer, any of its Subsidiaries, or any other Person, and, if made, such representation or warranty may not be relied upon by the Company, the Sellers, or any of their respective Affiliates and Representatives as having been authorized by Buyer, notwithstanding the delivery or disclosure to the Company or Sellers or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by Buyer in Article V (as qualified by the Buyer SEC Documents) or in the certificate delivered pursuant to Section 7.1(c)(iv)b, neither Buyer nor any other Person makes or has made any express or implied representation or warranty to the Company, the Sellers, or any of their respective Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Buyer, its Subsidiaries, or their respective businesses or (ii) any oral, written, video, electronic or other information presented to the Company, the Sellers, or any of their respective Representatives in the course of their due diligence investigation of Buyer, the negotiation of this Agreement or the course of the Transactions.

(b) In making its decision to enter into this Agreement and to consummate the Transactions, Buyer has not relied on and hereby disclaims, any representation or warranty, whether express or implied, made by any Person, other than the representations and warranties expressly made by the Company in Article III or in the certificate delivered pursuant to Section 7.1(b)(iv)a.

ARTICLE VI

CERTAIN AGREEMENTS OF THE PARTIES

Section 6.1 Conduct of Company Business.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement or the Closing (the “Pre-Closing Period”), except to the extent that Buyer shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned, or delayed), as expressly contemplated by this Agreement or as provided on Section 6.1 of the Company Disclosure Schedule, or as required by applicable Law, the Sellers shall use reasonable best efforts to cause the Company and the Company Subsidiaries to, and the Company shall and shall cause the Company Subsidiaries to use reasonable best efforts to, (i) conduct, in all material respects, the business of the Company and the Company Subsidiaries in the ordinary course consistent with past practice, (ii) preserve substantially intact the present business organizations of the Company and the Company Subsidiaries, (iii) keep available the services of the current key Employees and (iv) substantially preserve the ongoing relationships of the Company and the Company Subsidiaries with their material customers, material suppliers and material licensors.

(b) During the Pre-Closing Period, except to the extent that Buyer shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned, or delayed), as expressly contemplated by this Agreement, as provided on Section 6.1(b) of the Company Disclosure Schedule, or as required by applicable Law, the Sellers shall cause the Company and the Company Subsidiaries not to, and the Company shall not and shall cause the Company Subsidiaries not to:

(i) cause or permit any modifications, amendments or changes to the Governing Documents or the governing documents of any Company Subsidiary;

(ii) merge or consolidate with any other person or propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(iii) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, shares or property) in respect of any Company Shares or split, combine or reclassify any Company Shares or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for Company Shares, or directly or indirectly repurchase, redeem or otherwise acquire any Company Shares (or options, warrants or other rights convertible into, exercisable or exchangeable for Company Shares or other equity interest of the Company), except in accordance with the Contracts evidencing Company Options or as otherwise listed on Section 3.5(e) of the Company Disclosure Schedule;

(iv) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Company Shares or other equity interests of the Company or equity-based awards (whether payable in cash, Company Securities or otherwise) or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other Contracts or commitments of any character obligating any of them to issue or purchase any such shares or other convertible securities, or amend, accelerate the vesting of, adjust or modify any Company Securities, other than the issuance of Company Shares pursuant to the exercise of Company Options;

(v) form, or enter into any commitment to form, a subsidiary, or acquire, or enter into any commitment to acquire, an interest in any corporation, association, joint venture, partnership or other business entity or division thereof or any portion of the assets of the foregoing;

(vi) make or agree to make any capital expenditure exceeding $100,000 individually or $200,000 in the aggregate (over a twelve (12) month period);

(vii) acquire or agree to acquire or dispose or agree to dispose of any assets of any Person (including the Company or any of the Company Subsidiaries), other than (A) acquisitions of raw materials, equipment, supplies or similar assets in the ordinary course of business, (B) the disposal of non-material assets of the Company or the Company Subsidiaries in the ordinary course of business and (C) the sale of Company Products in the ordinary course of business;

(viii) (A) sell, divest, license, grant or assign to any Person or otherwise dispose of, or enter into any Contract to sell, divest, license, grant or assign to any Person or otherwise dispose of, any rights to any material Company IP (other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice); (B) buy or license any Technology or Intellectual Property Right of any third party for a cost in excess of $100,000 (other than Open Source Software or generally commercially available software that is licensed in the ordinary course of the Company’s business consistent with past practices); (C) license any Company IP to third parties (other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice); (D) disclose any Company Source Code or trade secret to any third party, other than to its Employees or to third parties in the ordinary course, in each case, who are bound by written confidentiality obligations to the Company with respect thereto; or (E) deposit in escrow any Company Source Code with any third party (it being understood that nothing in this clause (viii) shall restrict the sale of Company Products in the ordinary course of business);

(ix) allow any material Registered Company IP to lapse or expire (except for expiration at the end of its statutory life), or fail to renew or make any filing or payment or otherwise take any action necessary in connection with the prosecution or maintenance of any material Registered Company IP;

(x) (A) incur any Indebtedness, including by the issuance or sale of any debt securities, or (B) create or permit the creation of any Lien over any intangible or material asset (including any Company IP) of the Company or any Company Subsidiary;

(xi) make any loan to any Person (except for advances to employees for reasonable business travel and expenses in the ordinary course of business consistent with past practice, pursuant to a Tax qualified Company Employee Plan or PEO Plan, or as required to facilitate the exercise of Company Options on a “cashless” basis), purchase debt securities of any Person or guarantee any Indebtedness of any Person (other than intercompany arrangements among the Company and the Company Subsidiaries entered into in the ordinary course of business);

(xii) settle any Action or threat of Action by or against the Company or any Company Subsidiary;

(xiii) release or waive any material claims, rights or liabilities;

(xiv) adopt or change accounting methods or practices of the Company and the Company Subsidiaries (including any change in depreciation or amortization policies or rates or any change to practices that would impact the methodology for recognizing revenue), other than as required by U.K. GAAP;

(xv) (A) make or change any material election in respect of Taxes (for the avoidance of doubt, excluding any election under section 431 of ITEPA) except as required in the ordinary course of business consistent with past practice, (B) adopt or change any accounting method in respect of Taxes, (C) enter into any closing or settlement agreement or private letter ruling in respect of Taxes, (D) waive any right to a Tax relief, refund or other Tax benefit, (E) settle any claim or assessment in respect of material Taxes, (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes (other than any automatic extension obtained in the ordinary course of business for which approval of a Governmental Entity is not required), (G) request any Tax ruling, (H) enter into any Tax sharing or similar Contract (excluding for clarity, any customary provisions of Contracts entered into in the ordinary course of business that are not primarily related to Taxes), (I) amend any material Tax Return or (J) engage in any transaction outside of the ordinary course of business that results in a liability for a material amount of Taxes;

(xvi) except as required by any Company Employee Plan in effect as of the Agreement Date, (A) adopt, materially amend, suspend or terminate any Company Employee Plan, (B) amend the terms of any outstanding Company Options, (C) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Employee Plan, including with respect to Company Options, or (D) grant or forgive any loans to any Employee or current or former individual independent contractor or individual consultant directly engaged by the Company or any of the Company Subsidiaries (except for advances to employees for reasonable business travel and expenses in the ordinary course of business consistent with past practice, pursuant to a Tax qualified Company Employee Plan or PEO Plan, or as required to facilitate the exercise of Company Options on a ”cashless” basis);

(xvii) except as required by any Company Employee Plan in effect as of the Agreement Date, (A) increase the salary, wage rate, employment status, title, contractual benefit or other compensation (whether payable in cash, Company Securities or other property) payable or to become payable by the Company or any Company Subsidiary to any Employee or current or former individual independent contractor or individual consultant directly engaged by the Company or any of the Company Subsidiaries, except for annual pay raises in the ordinary course of business, consistent with past practice of no more than 5% for any Employee, and no more than 5% in the aggregate for all Employees, (B) make any offer to, hire or engage any Person for service or employment or engagement having a base salary in excess of one hundred and fifty thousand pounds (£150,000), (C) terminate or materially modify the terms and conditions of the service or employment or engagement of any Employee, other than termination for cause, or (D) waive any right in favor of the Company or any Company Subsidiary in relation to, or connected with, the employment or engagement of any Employee or current or former individual independent contractor or individual consultant directly engaged by the Company or any of the Company Subsidiaries;

(xviii) make any declaration, payment, commitment or obligation of any kind for the payment (whether in cash, Company Securities or otherwise) of any severance payment or other change in control payment, termination payment, bonus, incentive, special remuneration or other additional salary or compensation or benefits (whether contractual, non-contractual or otherwise) to any Employee, except for any payments made pursuant to written agreements existing on the Agreement Date;

(xix) affirmatively take any action to cancel, amend (other than in connection with the addition of customers, distributors, resellers, licensees, suppliers, or vendors to such insurance policies from time to time in the ordinary course of business consistent with past practices);

(xx) (A) terminate, or materially amend or modify, any Company Material Contract, other than ordinary course extensions of the term of any Company Material Contract in accordance with the terms thereof, or (B) enter into any Contract which would have constituted a Company Material Contract pursuant to Section 3.14(a)(ii) or Section 3.14(a)(iv) had such Contract been entered into prior to the Agreement Date;

(xxi) enter into any new line of business;

(xxii) (A) enter into any Contract to purchase or sell any interest in real property, grant any security interest in any real property, (B) enter into, terminate, renew, or fail to renew any lease, sublease, license or other occupancy Contract with respect to any real property not presently occupied or currently used or occupied (in whole or in part), as applicable, by the Company or a Company Subsidiary, or (C) alter, amend, modify, exercise any extension or expansion right under, or terminate any of the terms of any Lease Agreement, in each case, other than immaterial amendments or modifications that are entered into in the ordinary course of business;

(xxiii) make any change in its practices or procedures with respect to the payment of accounts payable or the collection or accounts receivable, or otherwise change in any material respect its management of working capital;

(xxiv) permit any Leakage (other than Permitted Leakage); or

(xxv) take, commit, or agree in writing or otherwise to take or make, any of the actions described clauses (i) through (xxiii) of this Section 6.1(b).

For the avoidance of doubt, if a breach of Section 6.1(b)(xxiv) occurs, the Company and the Sellers shall be deemed to have cured such breach for purposes of Section 8.1(d) if the Leakage is reimbursed to the Company (or relevant Company Subsidiary) in full, with no further obligations of the Company or any Company Subsidiary in respect of such Leakage amount or event related to the Leakage.

Section 6.2 Non-Solicitation.

(a) The Company shall, and shall cause the Company Subsidiaries and shall direct its and their respective Representatives to, immediately cease and cause to be terminated any such existing negotiations and discussions with third parties (other than Buyer and its Representatives) regarding (i) any acquisition, sale, or transfer of all or any material portion of the business, properties, assets or technologies of the Company or any Company Subsidiary, or any amount of Company Securities, whether or not outstanding (in each case, other than in connection with the exercise of Company Securities), in any case whether by merger, consolidation, amalgamation, purchase of assets or stock, tender or exchange offer, license or any other similar or dissimilar transfer (other than the sale of Company Products in the ordinary course of business consistent with past practice or the licensing of Intellectual Property Rights in connection therewith), or (ii) any joint venture or strategic investment in or involving the Company or any Company Subsidiary (other than an ongoing commercial or strategic relationship in the ordinary course of business consistent with past practice), including any new debt, equity, or other financing or investment, or recapitalization of the Company or any Company Subsidiaries, or (iii) any similar transaction that is not in the ordinary course of business (each of the transactions described in the preceding clauses (i) and (ii), an “Alternative Transaction”).

(b) During the Pre-Closing Period, the Company shall not, and shall cause the Company Subsidiaries and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, seek, encourage, promote or support, any inquiry, proposal or offer from, furnish any information regarding the Company or any Company Subsidiary to, or participate in any discussions or negotiations with, any third party regarding any Alternative Transaction; (ii) disclose any information to any person concerning the business, properties, assets or technologies of the Company or any Company Subsidiary, or afford to any Person access to its properties, assets, technologies, books or records, related to an Alternative Transaction; (iii) assist or cooperate with any person to make any inquiry, offer, proposal or indication of interest regarding any Alternative Transaction; or (iv) enter into any Contract with any person providing for an Alternative Transaction.

(c) In the event that the Company or any of its Affiliates or Representatives shall receive, prior to the Closing or the termination of this Agreement in accordance with Section 8.1, any inquiry, offer, proposal or indication of interest regarding a potential Alternative Transaction, or any request for disclosure of information or access of the type referenced in Section 6.2(b)(ii), the Company or such Company Subsidiary or Representative shall promptly (and in any event within two (2) days of becoming aware of such inquiry, offer, proposal, or indication of interest by the Company) notify Buyer thereof, which notice shall include the identity of the party making any such inquiry, offer, proposal, indication of interest or request, and the specific terms of such inquiry, offer, proposal, indication or request, as the case may be (including a copy of any written material and electronic communications received from such third party), and such other information related thereto as Buyer may reasonably request.

(d) It is understood that any action or omission in contravention of the covenants and agreements in this Section 6.2 concerning any Company Subsidiary or any of its or their Representatives, or the intent thereof, shall be deemed to be a breach of this Agreement by the Company.

Section 6.3 Shareholder Matters.

(a) The Company and each Seller shall use their reasonable best efforts to procure that:

(i) each Seller party hereto as of the Agreement Date has delivered to Buyer a duly executed Investor Questionnaire, and, in the case of any other Shareholder, such Shareholder will deliver a duly executed Investor Questionnaire to Buyer as soon as reasonably practicable following the date hereof (but no later than concurrently with the delivery of a joinder pursuant to which such Shareholder becomes a Seller under this Agreement);

(ii) within twenty (20) Business Days of the Agreement Date, each Shareholder (other than any persons who become Shareholders as a result of exercising Company Options following the Agreement Date) that has not signed this Agreement on the Agreement Date executes and delivers to Buyer a valid and binding joinder to this Agreement, in form and substance reasonably acceptable to Buyer, pursuant to which such Shareholder shall accept and agree to be bound by the terms and conditions of this Agreement in the capacity of a Seller; and

(iii) each holder of Company Options that exercises their Company Options and is issued Company Shares following the Agreement Date shall execute and deliver to Buyer a valid and binding joinder to this Agreement, in form and substance reasonably acceptable to Buyer, pursuant to which such holder of Company Options shall accept and agree to be bound by the terms and conditions of this Agreement in the capacity of a Seller effective as of the date on which they are issued Company Shares.

(b) If any holder of Shares has not signed a valid and binding joinder on the twentieth (20th) Business Day following the Agreement Date (a “Non-Responding Seller”):

(i) the Company, the Sellers, and Buyer agree to negotiate in good faith to discuss and agree a transaction structure, the purpose of which is to ensure all Company Shares held by Non-Responding Sellers are transferred to Buyer on substantially the same terms as those set out in this Agreement;

(ii) the Sellers agree with Buyer to:

a.

if requested to do so by Buyer, exercise their Drag Along Option in accordance with the Articles to ensure that the Shares held by any Non-Responding Sellers will effectively transfer to Buyer at the Closing (in this case, being the effective date of the Scheme) in accordance with this Agreement; and

b.	only use their Drag Along Option if requested to do so by Buyer; and

(iii) if (in each case, having made reasonable efforts to consult with the other parties regarding the same in) any of the Sellers Representative, the Company, or Buyer elects (in each case, at such party’s sole discretion) by written notice to the other parties hereto to undertake a Scheme, the Company, the Sellers, and Buyer undertake to take the actions set out in Annex C at the cost of the Sellers, to ensure that the Shares held by any Non-Responding Sellers will effectively transfer to Buyer at the Closing (in this case, being the effective date of the Scheme) in accordance with this Agreement.

(c) Exchange Documents. In furtherance of its obligations in Section 6.3(a), the Company shall cause each Seller, at the time they execute and deliver a joinder to this Agreement, to deliver to the Company concurrently therewith duly executed copies of all applicable Exchange Documents for such Seller, and the Company shall thereafter share copies of Form W-9 or W-8 (as applicable) with the Transfer Agent in advance of the Closing.

(d) Notwithstanding anything else to the contrary contained in this Agreement, in no event shall the failure of any Shareholder (or holder of Company Options) to execute and deliver a joinder be deemed to constitute a failure of the Company to satisfy the conditions set forth in Section 7.1(b) or otherwise be, or be deemed to be, a breach of this Agreement.

(e) Upon the execution and delivery of this Agreement, those certain Sellers constituting an Investor Majority (as defined in the Articles) hereby irrevocably and unconditionally approve the transfer of the Shares on the terms of this Agreement for all purposes, including Article 15.11 of the Articles and for the purposes of the Shareholders’ Agreement.

(f) The Founders shall use reasonable best efforts to obtain, prior to the Closing, written confirmation from the University of Oxford or its relevant Affiliates (together, the “University”) to the Company, that the University has no right, title and interest in any Intellectual Property Rights developed, created or owned by either or both of the Founders during their employment or tenure with or at the University which is used by the Company or any Company Subsidiary.

Section 6.4 Share Lock-Up. Each of the Founders hereby covenants and undertakes to Buyer not to transfer:

(a) More than 40% of the Lock-up Shares received by such Founder at Closing prior to the one-year anniversary of the Closing;

(b) More than 52% of the Lock-up Shares received by such Founder at Closing prior to the two-year anniversary of the Closing;

(c) More than 64% of the Lock-up Shares received by such Founder prior to the three-year anniversary of the Closing;

(d) More than 76% of the Lock-up Shares received by such Founder prior to the four-year anniversary of the Closing; and

(e) More than 88% of the Lock-up Shares received by such Founder prior to the five-year anniversary of the Closing.

provided, that each Founder may transfer Lock-Up Shares (i) by will, other testamentary document or intestacy; (ii) to any trust for the direct benefit of such Founder and subject to control by such Founder; (iii) pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement or other court or regulatory agency order; and (iv) transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the board of directors of Buyer (or a duly authorized committee thereof) and made to all holders of Buyer’s capital stock, and in each case of (i), (ii) and (iii), the transferee signs and delivers an agreement to be bound by the provisions of this Section 6.4; provided, further, that all of the restrictions on transfer of the Lock-Up Shares imposed by this Section 6.4 shall terminate upon the six-year anniversary of the Closing. The Lock-Up Shares shall bear a legend reflecting the restrictions on transfer imposed by this Section 6.4, and Buyer shall cause such legend to be removed from the Lock-Up Shares no later than the date on which the applicable restriction in this Section 6.4 no longer applies or is terminated.

Section 6.5 Access to Information. During the Pre-Closing Period, the Company shall afford Buyer and its Representatives reasonable access, during normal business hours and upon reasonable request, to (i) the assets, properties and books and records of the Company and the Company Subsidiaries and (ii) all other information concerning the business, assets, properties and personnel of the Company and the Company Subsidiaries as Buyer may reasonably request in connection with this Agreement and the Transactions (including for integration planning purposes); provided, that nothing herein shall require the Company to provide access to, or to disclose any information to, Buyer or any of its representatives if such access or disclosure, in the good faith reasonable belief of the Company, on advice of counsel, (x) would waive any legal privilege or similar protection or (y) would be in violation of applicable Law; provided, further, that in no case will the Company or any Company Subsidiary or Representative thereof to afford access to Buyer and its Representatives for trade secrets which were intentionally withheld from Buyer’s due diligence of the Company prior to the Agreement Date. During the Pre-Closing Period, upon reasonable request by Buyer and subject to compliance with applicable Law, the Company shall use reasonable best efforts to facilitate meetings with customers or suppliers of the Company and the Company Subsidiaries with Buyer, provided, that the Company may require that a Representative of the Company will be present for such meetings, and provided, further, that it is made clear to customers or suppliers (as applicable) that the Closing has not occurred and is subject to the satisfaction of conditions to Closing not yet satisfied (including the Regulatory Approvals).

Section 6.6 Employee Matters.

(a) For a period of one (1) year following the Closing (or such longer period if required by Law or by employment Contract), Buyer shall provide, or cause to be provided to, each employee of the Company or any Company Subsidiary as of immediately prior to the Closing who continues in employment at the Closing with Buyer and its Subsidiaries (including the Company or any Company Subsidiary) (each, a “Continuing Employee”) with (i) a base salary or wage rate that is no less than that which is provided to such Continuing Employee as of immediately prior to the Closing, (ii) target incentive opportunities (excluding retention, change in control and equity-based compensation) that are no less favorable than those provided to similarly situated employees of Buyer and its Subsidiaries, (iii) other employee benefits (including retirement, health and welfare, and fringe benefits but excluding severance benefits) that are, in the aggregate, substantially comparable to the employee benefits provided to such Continuing Employee immediately prior to the Closing and (iv) severance payments and benefits that are substantially comparable to the severance opportunities provided to such Continuing Employee as of immediately prior to the Closing (or, if none, then the severance payments and benefits provided to similarly situated employees of Buyer and its Subsidiaries).

(b) To the extent that any Company Employee Plan or PEO Plan providing retirement or health and welfare benefits is terminated (or participation therein is terminated), Buyer shall provide, or cause to be provided, each impacted Continuing Employee and his/her eligible dependents with immediate eligibility to participate, without any waiting time, in an employee benefit plan, program, policy, agreement or arrangement sponsored, maintained or offered by Buyer or its Affiliates (each, a “Buyer Plan”) providing retirement or health and welfare benefits, as applicable. With respect to Buyer Plans, Buyer shall cause (i) any pre-existing conditions or limitations and eligibility waiting periods to be waived with respect to Continuing Employees and their eligible dependents, (ii) give each Continuing Employee and his/her eligible dependents credit for the plan year in which such Continuing Employee’s participation commences toward applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to such participation commencement for which payment has been made, and (iii) to the extent that it would not result in a duplication of benefits and to the extent that such service was recognized under a similar Company Employee Plan or PEO Plan, give each Continuing Employee service credit for such Continuing Employee’s employment with the Company, any Company Subsidiary, and any predecessor entities for purposes of vesting, benefit accrual and eligibility to participate (but not for benefit accrual or retirement eligibility purposes, in each case, under any defined benefit pension plan) under each applicable Buyer Plan, as if such service had been performed with Buyer.

(c) No Employment Commitment or Plan Amendments. No provision of this Agreement is intended, or shall be interpreted, to provide nor create any third party beneficiary rights or any other rights of any kind or nature whatsoever in any shareholder, Employee or any other Person, including any rights of employment or engagement for any specified period and/or any employee or other benefits, in favor of any Person, other than the parties hereto and their respective successors and permitted assigns, and all provisions hereof will be personal solely among the parties to this Agreement.

(d) Termination of Employee Plans. Effective as of no later than the day immediately preceding the Closing Date, each of the Company and any Company Subsidiary shall terminate participation in any PEO Plan intended to include a Code Section 401(k) arrangement (each, a “PEO 401(k) Plan”), unless Buyer provides written notice to the Company no later than ten (10) Business Days prior to the Closing Date that such participation in a PEO 401(k) Plan shall not be terminated. Unless Buyer provides such written notice to the Company, the Company shall provide Buyer with evidence that the Company’s participation in such PEO 401(k) Plan has been terminated (effective as of the day immediately preceding the Closing Date but contingent on the Closing) pursuant to resolutions of the Board of Directors of the Company or an applicable committee thereof, as the case may be. The form and substance of such resolutions shall be subject to the reasonable review of Buyer. If participation in the PEO 401(k) Plan is terminated, as provided herein, effective no later than the Closing Date, Buyer shall have in effect one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (and a related trust exempt from tax under Section 501(a) of the Code) (as applicable, the “Buyer 401(k) Plan”). Each Continuing Employee participating in a PEO 401(k) Plan immediately prior to the Closing Date shall become a participant in the corresponding Buyer 401(k) Plan as of the Closing Date. Buyer agrees to cause the Buyer 401(k) Plan to allow each Continuing Employee to make a “direct rollover” to the Buyer 401(k) Plan of the account balances of such Continuing Employee (including promissory notes evidencing any outstanding loans) under the PEO 401(k) Plan in which such Continuing Employee participated prior to the Closing if such direct rollover is elected in accordance with applicable Law by such Continuing Employee. The rollovers described herein shall comply with applicable Law, and each relevant party shall make all filings and take any actions required of such party under applicable Law in connection therewith.

Section 6.7 280G Shareholder Approval. Prior to the Closing, to the extent necessary to avoid the application of Sections 280G and 4999 of the Code, the Company shall use reasonable best efforts to obtain and deliver to Buyer a parachute payment waiver (the “Parachute Payment Waiver”) executed by each “disqualified individual” (within the meaning of Section 280G of the Code). Buyer acknowledges that this Section 6.7 shall not be construed to require the Company to compel any Person to waive any existing legally-binding rights under any contract or agreement that such Person has with the Company or any Company Subsidiary and in no event shall the Company be deemed in breach of this Section 6.7 if, despite the Company’s reasonable best efforts to obtain a waiver from each such Person, any such Person refuses to waive any such rights. Promptly following receipt of the Parachute Payment Waivers (but in no event less than one (1) Business Day prior to the Closing), the Company shall submit to the stockholders of the Company for approval, by such number of stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”). The form of Parachute Payment Waiver, disclosure statement, stockholder consent, and calculation of the Section 280G Payments shall be subject to review and comment by Buyer, with any such comments timely made by Buyer to be taken into account in good faith by the Company. Prior to the Closing, the Company shall deliver to Buyer notification and documentation that (i) a vote of the stockholders was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite approval was obtained with respect to any payments and/or benefits that were subject to the vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the stockholders pursuant to this Section 6.7. The parties acknowledge that this Section 6.7 shall not apply to any agreement, contract, arrangement or plan entered into by and between Buyer or any of its Affiliates (as of the Agreement Date) and an employee, officer, director, or other individual service provider of the Company or any Company Subsidiaries after the Agreement Date (collectively, “Buyer Arrangements”), unless such Buyer Arrangements have been disclosed to the Company at least ten (10) Business Days prior to the Closing. To the extent any Buyer Arrangement is not disclosed to the Company at least ten (10) Business Days prior to the Closing, compliance with this Section 6.7 shall be determined as if such Buyer Arrangement had not been entered into.

Section 6.8 Third Party Contracts. During the Pre-Closing Period, Buyer and the Company shall cooperate with each other and use reasonable best efforts to send all notices to and obtain all consents, waivers and approvals (in each case, in the form reasonably acceptable to Buyer) of any third-party to any Contract set forth in Section 3.4 of the Company Disclosure Schedule. Neither Buyer nor the Company shall be obligated to make any payment or commercial concession to any third party, or incur any Liability, as a condition to (or in connection with) effecting such consent.

Section 6.9 No Leakage.

(a) Each of the Sellers, on a several (and not joint) basis, covenants and undertakes to Buyer that, if there has been any Leakage from the Balance Sheet Date to the Agreement Date, or if there is any Leakage from the Agreement Date to the Closing, in each case that is not taken into account in the calculation of the Closing Consideration (such that it reduces the Closing Consideration to that extent), such Seller shall be liable to pay in cash to Buyer for the full amount of such Leakage, on terms set out in this Section 6.9. Where Leakage is paid to, or for the benefit of more than one Seller (a “Liable Leakage Seller” and such Leakage, “Indirect Leakage”), and the amount of Leakage received by the Liable Leakage Sellers is not calculable on a Seller-by-Seller basis, then each Liable Leakage Seller shall be deemed to be liable for such Indirect Leakage pro rata to the proportions of the gross amount of the Closing Consideration due to such Liable Leakage Sellers under this Agreement.

(b) No Seller will be liable in respect of a claim by Buyer in respect of any Leakage (a “Leakage Claim”) unless Buyer has served a written notice of such Leakage Claim to the Sellers Representative as soon as practicable after Buyer becomes aware of a matter giving rise to such Leakage Claim, and in any event within nine (9) months following of the Closing (the “Leakage Claim Period”), which sets out in reasonable detail the matter in respect of which the Leakage Claim is made, including Buyer’s good faith estimate of the amount of the Leakage Claim (the “Leakage Notice”) and provided that the liability of such Seller shall cease absolutely upon the later of (i) the termination of the Leakage Claim Period and (ii) for any Leakage Claim served to the Sellers Representative within the Leakage Claim Period, resolution of such Leakage Claim in accordance with Section 6.9(c)-(d).

(c) Within thirty (30) days after delivery of a Leakage Notice, the Sellers Representative shall deliver to Buyer a written response in which the Sellers Representative shall either (i) agree that Buyer is entitled to make the Leakage Claim, or (ii) dispute Buyer’s entitlement to make the Leakage Claim by delivering to Buyer a written notice of objection (a “Leakage Objection Notice”) setting forth in reasonable detail each disputed item and the basis for each disputed item. If the Sellers Representative (A) delivers to Buyer a written response agreeing that Buyer is entitled to make the Leakage Claim or (B) fails to respond to Buyer within thirty (30) days after delivery of the Leakage Notice, the Sellers Representative (on behalf of the Sellers) shall be deemed to have irrevocably accepted the Leakage Claim, and the Sellers shall be required to pay the amount of Leakage set forth on such Leakage Claim.

(d) If the Sellers Representative validly delivers a Leakage Objection Notice to Buyer, Buyer and the Sellers Representative shall negotiate in good faith to resolve any disagreements with the objections described in the Leakage Notice Objection; provided, that if any such disagreements have not been resolved thirty (30) days after delivery of a Leakage Objection Notice, (any amounts remaining in dispute, the “Disputed Leakage”), then either Buyer or the Sellers Representative may submit such Disputed Leakage to an internationally recognized accounting firm upon which Buyer and the Sellers Representative shall reasonably agree in writing (the “Independent Accountant”) for review and resolution, it being understood and agreed that if Buyer and the Sellers Representative do not agree upon the designation of an Independent Accountant within ten (10) days after written notice by either party to the other proposing the appointment of such an accounting firm, then either Buyer or the Sellers Representative may request the London Court of International Arbitration to appoint as the Independent Accountant an internationally recognized accounting firm that has not had a material relationship within the prior twenty-four (24) months with Buyer, on the one hand, or the Company, on the other hand, and such appointment shall be final and binding on the parties. The Independent Accountant shall act as an expert and not an arbitrator. The Independent Accountant shall make all calculations in accordance with the defined terms of this Agreement, shall determine only the Disputed Leakage, and shall only be permitted or authorized to determine an amount with respect to any such

Disputed Leakage within the range of values assigned to each such item in the Leakage Notice and the Leakage Objection Notice. Each of Buyer and the Sellers Representative shall (i) enter into a customary engagement letter with the Independent Accountant at the time such dispute is submitted to the Independent Accountant and otherwise cooperate with the Independent Accountant, which engagement letter shall provide that the Independent Accountant shall make all calculations in accordance with the terms of this Agreement, and (ii) have the opportunity to submit a written statement in support of their respective positions with respect to such disputed items, to provide supporting material to the Independent Accountant in defense of their respective positions with respect to such disputed items and to submit a written statement responding to the other party’s position with respect to such disputed items. For the avoidance of doubt, Buyer and the Sellers Representative will not be required to physically attend any proceedings, conferences or other meetings in connection with the dispute resolution procedures set forth in this (d), and none of Buyer, the Sellers Representative, or any of their respective Representatives shall be entitled to have any ex parte proceedings, conferences or other meetings with the Independent Accountant. The Independent Accountant shall be instructed to deliver to Buyer and the Sellers Representative a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Independent Accountant by Buyer and the Sellers Representative) of the Disputed Leakage within thirty (30) days after its engagement, which determination shall be final and binding upon the parties to this Agreement and the Sellers (absent manifest error in the calculation thereof).

(e) The aggregate liability of any Seller under Section 6.9(a) shall in no event exceed (i) the aggregate amount of the Leakage actually received (or deemed received in the case of a Liable Leakage Seller), including pursuant to Section 6.9(g) below by any such Seller and such Seller’s Affiliates and (ii) Buyer’s reasonable and documented out-of-pocket costs and expenses incurred in connection with the recovery of such Leakage Claim; provided, that in no event shall any Seller be liable for any Leakage received (or deemed received in the case of a Liable Leakage Seller) by another Seller or such other Seller’s Affiliates. For the avoidance of doubt, no Seller will be liable in respect of any Leakage Claim if the Closing does not occur.

(f) No Seller shall be liable for any Leakage Claim (i) to the extent that the loss concerned has been recovered by Buyer or any of its Affiliates under the R&W Policy or any other provision of any other Related Agreement and (ii) after the expiration of the Leakage Claim Period, except for any Leakage Claim duly notified by Buyer in accordance with Section 6.9(b) prior to such date.

(g) Any amount of, or in respect of, Tax falling within item (l) of the definition of “Leakage” will be treated as having been received directly by a Seller to the extent that the Leakage giving rise to such Tax was received by or benefitted that Seller or its Affiliates and, otherwise (and always, in the case of any applicable employer’s social security contributions), will be treated as having been received directly by all of the Sellers pro rata to the proportions of the gross amount of the Closing Consideration due to them under this Agreement.

(h) Subject to Section 6.9(i), Buyer’s sole and exclusive remedy in respect of any Leakage Claim (other than in the case of Fraud) is a claim under this Section 6.9.

(i) Notwithstanding anything else to the contrary contained in this Section 6.9, Buyer shall not be entitled to submit a Leakage Claim for any amounts which it has actually recovered under the R&W Policy with respect to such Leakage Claim; provided, that to the extent Buyer does recover any such amounts under the R&W Policy pursuant to a Leakage Claim, Buyer shall reimburse the Sellers for any corresponding amounts previously paid by the Sellers in respect of such Leakage Claim.

Section 6.10 Spreadsheet.

(a) At least two (2) Business Days prior to the Closing Date, the Sellers shall deliver to Buyer a spreadsheet (the “Spreadsheet”) setting forth the following information, in a form reasonably acceptable to Buyer and accompanied by reasonable documentation in support of all calculations and information set forth therein, including:

(i) The calculation of the Closing Consideration in accordance with Section 2.1, including all Leakage;

(ii) with respect to each Seller that receives any portion of the Closing Consideration pursuant to Section 2.1, as of immediately prior to the Closing: (A) the name, address and email address of such Seller; (B) whether such Seller is a current or former employee of the Company or any Company Subsidiary; (C) the number, class and series of Company Shares held by such Seller and the respective certificate numbers; (D) the date of acquisition of such shares; (E) amount of any Taxes to be withheld in accordance with Section 2.4 from the consideration that such holder is entitled to receive; (F) whether the Seller has exercised Company Options in accordance with the Option Notice; and (G) the final Pro Rata Portion of such Seller and the number of shares of Buyer Common Stock to be delivered to such Seller at Closing pursuant to the terms of this Agreement;

(iii) wire or other payment instructions for all other cash amounts to be paid by Buyer in accordance with this Agreement, including any Third Party Expenses that Buyer is to pay, or cause to be paid, following the Closing on the Company’s behalf; and

(iv) any other information reasonably requested by Buyer prior to delivery of the Spreadsheet for the purposes of making the payments, or issuing the shares of Buyer Common Stock, contemplated by this Agreement.

(b) Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Buyer or any of its Affiliates or its or their Representatives, or any disclosure made by or on behalf of the Company, (i) it is expressly acknowledged and agreed by the Sellers that Buyer and its Affiliates and its and their Representatives shall be entitled to rely on the Spreadsheet without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith, and (ii) in no event shall Buyer or any of its Affiliates or Representative have any liability to any Person for any alleged inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Spreadsheet and the allocation set forth therein, or payments made by any Person (including Buyer, the Company, and their respective Affiliates or Representatives, including any other applicable exchange agent or paying agent) in accordance with the Spreadsheet.

Section 6.11 Invoices. At least two (2) Business Days prior to the Closing Date, the Sellers shall cause the Company to deliver to Buyer from each advisor, counsel, accountant, or other professional service provider owed Third Party Expenses, a final invoice or other final statement indicating that such amounts reflected thereon are all amounts owed to such Person in respect of Third Party Expenses, in form and substance reasonably acceptable to Buyer, setting the amounts required to pay off in full on the Closing Date the Third Party Expenses owing to such Person and wire transfer information for such payment, and attaching validly completed copies of any necessary Tax forms, including United States IRS Form W-9 or W-8, as applicable (each a “Final Invoice”).

Section 6.12 Third Party Expenses. Except as otherwise stated in this Agreement, each party shall be responsible for its own expenses and costs that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and the Related Agreements to which such party is a party; provided, however, that all Third Party Expenses that are incurred by the Company or any Company Subsidiary prior to or as of the Closing shall be included as Leakage and deducted from the consideration payable hereunder pursuant to the adjustments contemplated by the definition of Closing Consideration.

Section 6.13 Public Disclosure. The initial announcement with respect to this Agreement and the Transactions shall be made by Buyer, in substantially the form agreed upon by Buyer and the Company in advance of the Agreement Date. Certain Sellers may make announcements following Buyer’s initial announcement that contain information that was included in the initial Buyer Announcement, subject to receipt of prior written approval by Buyer of the form and substance of such announcement. Other than such initial announcements, no party, nor any Affiliate or Representative of such party, shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the other transactions contemplated by this Agreement without the prior consent of each of the Company and Buyer (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required by Law or stock exchange rules, in which case the party required to publish such press release or public announcement shall use reasonable best efforts to provide Buyer and the Company a reasonable opportunity to comment on such press release or public announcement in advance of such publication and shall consider such comments in good faith; provided, that (x) the foregoing shall not apply to any press release or public announcement from the Company, the Sellers or Buyer, in each case, so long as any statements contained therein concerning the transactions contemplated by this Agreement are consistent with previous releases or announcements made in compliance with the provisions of this Section 6.13 and (y) notwithstanding the foregoing provisions of this Section 6.13, Buyer shall be entitled, without the consent of the Company, to discuss the Agreement and the transactions contemplated by this Agreement on earnings or similar investor calls and answer questions from analysts and investors of Buyer related to the transactions contemplated under this Agreement. Buyer and the Company will consult with each other concerning the means by which the employees, customers, suppliers and partners of the Company and other Persons having dealings with the Company will be informed of the transactions contemplated by this Agreement.

Section 6.14 Stock Exchange Listing. Buyer shall, as promptly as reasonably practicable (a) following the Agreement Date, with respect to the shares of Buyer Common Stock to be issued as Closing Consideration and (b) following the final determination of the Closing Consideration, prepare and submit to The New York Stock Exchange, a listing application covering such shares of Buyer Common Stock, and shall obtain, prior to the Closing in the case of shares of Buyer Common Stock referred to in clause (a) of this sentence, and as promptly as practicable following the final determination of the Closing Consideration in the case of shares of Buyer Common Stock referred to in clause (b) of this sentence, approval for the listing of such shares of Buyer Common Stock on The New York Stock Exchange, subject to official notice of issuance to The New York Stock Exchange.

Section 6.15 Confidentiality. Each of the parties hereto hereby agrees that the information obtained in any investigation pursuant to Section 6.5 or any information obtained pursuant to the notice requirements of Section 6.2, or otherwise pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, shall be governed by the terms of the letter agreement, dated as of May 22, 2025 (the “Non-Disclosure Agreement”), by and between the Company and Buyer. Without limiting the generality of the foregoing, the Company agrees that this Agreement and any Related Agreements and the terms and conditions here of and thereof and discussions and negotiations in connection herewith and therewith, including any proceedings pursuant to Section 11.11, shall be kept confidential by the Company, the Sellers and the Sellers Representatives and in each case shall not be used thereby for any purpose; provided, however, that (a) a party may disclose such information or terms if required to do so by applicable Law; provided that such party promptly notifies Buyer (in advance, to the extent reasonably practicable) of disclosing such information and takes reasonable steps to minimize the extent of any such required disclosure; (b) following any public announcement of the Purchase and the other Transactions by Buyer, if ever, the Company and the Sellers may disclose the terms of this Agreement that are disclosed by Buyer in such public announcement; and (c) a party may disclose such information or terms to the extent they become generally available to the public other than by virtue of a breach of this provision by the Company or its Affiliates or Representatives. The Company and each Seller shall be responsible for any action taken by his, her or its Affiliates and its and their respective Representatives, as applicable, that, if such action had been taken by such party, would have constituted a breach of this Section 6.15.

Section 6.16 Mutual Releases.

(a) Release by Sellers. Effective for all purposes as of the Closing, each Seller acknowledges and agrees, on behalf of himself, herself or itself and each of his, her or its current or former controlled Affiliates, and each of his, hers, its or their respective Representatives, family members, heirs, beneficiaries, estates, executors, administrators, trustees, successors or assigns, (each a “Seller Releasing Party”) that:

(i) Such Seller Releasing Party (x) shall have no Seller Claims (as defined below), (y) has not transferred or assigned, or purported to transfer or assign, any Seller Claims, and (z) shall not transfer or assign, or purport to transfer or assign, any Seller Claims, in each case, relating to the Company against the Company, Buyer or their respective current or former Affiliates, subsidiaries, subdivisions, Representatives, successors, predecessors or assigns (collectively, the “Seller Released Parties”).

(ii) Such Seller Releasing Party hereby unconditionally, irrevocably and forever releases, acquits and discharges the Seller Released Parties from, and covenants not to sue any Seller Released Parties for, any and all claims, demands, allegations, assertions, complaints, controversies, charges, duties, grievances, rights, causes of action, actions, suits, liabilities, debts, obligations, promises, commitments, agreements, guarantees, endorsements, duties, breaches of duties, damages, costs, losses, debts and expenses (including out-of-pocket attorneys’ fees and costs incurred) of any nature whatsoever (whether direct or indirect, known or unknown, disclosed or undisclosed, matured or unmatured, accrued or unaccrued, asserted or unasserted, absolute or contingent, determined or conditional, express or implied, fixed or variable and whether vicarious, derivative, joint, several or secondary) from the inception of time through the Closing Date, in relation to the Transactions, the Company, any commercial relationship between the Company or any Company Subsidiary (on the one hand) and any Seller or any of its Affiliates (on the other hand), the ownership of any Company Securities or any Equity Interests or Indebtedness of the Company or any Company Subsidiary, and, if applicable, the resigning directors’ and officers’ performance of their respective duties until the Closing Date (collectively, “Seller Claims”) which such Seller Releasing Party has or had or can, shall or may now or hereafter have, including any Seller Claims arising under any applicable Laws; provided, however, that the foregoing release shall not cover (and the definition of Seller Claims shall not include) any rights of Sellers provided for under this Agreement or any Related Agreement to which it is a party or any of the transactions contemplated hereby and thereby or any claims of breach related thereto, or, if applicable, rights or claims relating to ordinary course compensation or benefits in a Seller’s capacity as an Employee.

(iii) Such Seller Releasing Party acknowledges and agrees that he, she or it (x) has read and understands this release and has been advised to seek legal counsel prior to signing this Agreement and has had ample opportunity to do so, (x) has signed this Agreement, including the provisions of this Section 6.16 freely and voluntarily and (y) does not rely, and has not relied, on any representation or statement not set forth in this release made by Buyer, the Company or any other Person with regard to the subject matter, basis or effect of this release or otherwise.

(b) Release by Buyer. Effective for all purposes as of the Closing, Buyer acknowledges and agrees, on behalf of itself, the Company (effective on Closing) and each of their current or former Affiliates, and each of its and their respective Representatives, successors or assigns, (each a “Buyer Releasing Party”) that:

(i) Such Buyer Releasing Party (x) shall have no Buyer Claims (as defined below), (y) has not transferred or assigned, or purported to transfer or assign, any Buyer Claims, and (z) shall not transfer or assign, or purport to transfer or assign, any Buyer Claims, in each case, relating to the resigning directors’ and officers’ performance of their respective duties until the Closing Date against the Sellers, the Seller Releasing Parties or their respective current or former Representatives, family members, heirs, beneficiaries, estates, executors, administrators, trustees, successors or assigns (collectively, the “Buyer Released Parties”).

(ii) Such Buyer Releasing Party hereby unconditionally, irrevocably and forever releases, acquits and discharges the Buyer Released Parties from, and covenants not to sue any Buyer Released Party for, any and all claims, demands, allegations, assertions, complaints, controversies, charges, duties, grievances, rights, causes of action, actions, suits, liabilities, debts, obligations, promises, commitments, agreements, guarantees, endorsements, duties, breaches of duties, damages, costs, losses, debts and expenses (including out-of-pocket attorneys’ fees and costs incurred) of any nature whatsoever (whether direct or indirect, known or unknown, disclosed or undisclosed, matured or unmatured, accrued or unaccrued, asserted or unasserted, absolute or contingent, determined or conditional, express or implied, fixed or variable and whether vicarious, derivative, joint, several or secondary) (“Claims”) from the inception of time through the Closing Date, in relation to the Transactions, the Company, any commercial relationship between the Company or any Company Subsidiary (on the one hand) and any Seller or any of its Affiliates (on the other hand), the ownership of any Company Securities or any Equity Interests or Indebtedness of the Company or any Company Subsidiary, and, if applicable, the resigning directors’ and officers’ performance of their respective duties until the Closing Date (collectively, “Buyer Claims”) which such Buyer Releasing Party has or had or can, shall or may now or hereafter have, including any Buyer Claims arising under any applicable Laws; provided, however, that the foregoing release shall not apply to any Fraud by any Buyer Released Party and shall not cover (and the definition of Buyer Claims shall not include) any rights of Buyer provided for under this Agreement or any Related Agreement or, or, if applicable, rights or claims against a Buyer Released Party in such persons capacity as an Employee of the Company or a Company Subsidiary. Notwithstanding anything in this Section 6.16 to the contrary, Buyer does not release any Claims related to or arising out of this Agreement, the Related Agreements or the agreements set forth on Schedule 6.16.

(iii) Such Buyer Releasing Party acknowledges and agrees that it (x) has read and understands this release and has been advised to seek legal counsel prior to signing this Agreement and has had ample opportunity to do so, (x) has signed this Agreement, including the provisions of this Section 6.16 freely and voluntarily and (y) does not rely, and has not relied, on any representation or statement not set forth in this release made by the resigning directors and officers or any other Person with regard to the subject matter, basis or effect of this release or otherwise.

Section 6.17 Restrictions on Transfer. Each Seller hereby agrees that he, she or it will not, during the Pre-Closing Period, directly or indirectly sell, transfer, assign, convey, tender, pledge, encumber, hypothecate or otherwise dispose of or subject to a Lien in any manner (each, a “Transfer”), or enter into any Contract with respect to, or permit or consent to, a Transfer of, in each case, (i) any of such Seller’s right, title or interest (beneficial or of record) in or to any Company Securities, or (ii) such Seller’s right or interest under this Agreement to receive any portion of the consideration payable to such Seller hereunder. Notwithstanding the forgoing, each Seller shall be entitled to assign any of such Seller’s rights by will, by the laws of intestacy or by other similar operation of law.

Section 6.18 Termination of Agreements by the Sellers; Waiver of Notice. Each Seller hereby agrees that those agreements set forth in Section 6.18 of the Company Disclosure Schedule to which such Seller is a party are, effective as of and contingent upon the Closing, hereby terminated and of no further force or effect, and waives all rights to any notice such Seller may have been entitled with respect to this Agreement or any Related Agreement or the transactions contemplated hereby or thereby. Each Seller hereby agrees that, from and following the Closing, none of Buyer, the Company, or any of their Affiliates will incur any Liability under or in connection with any such terminated agreements.

Section 6.19 Reasonable Efforts to Close; Regulatory Matters.

(a) Each of the Company and Buyer agrees to use reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary as they relate to such party’s obligations in this Agreement, to consummate and make effective the Transactions, including by using reasonable best efforts (i) to make all filings and give all notices required to be made and given by such party in connection with the Transactions and (ii) to obtain and maintain each consent, approval, or expiration or termination of any applicable waiting period (if any) required to be obtained pursuant to any applicable Law by such party in connection with the Transactions. Each of the parties hereto, at the request of another party hereto, agrees to execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the Transactions. Notwithstanding anything to the contrary herein, no party shall be required to take any action or make any agreement required by any Governmental Entity under any Law for the purpose of consummating the Transactions unless such action or agreement is conditioned on the consummation of the Transactions.

(b) In furtherance, and without limitation, of the other provisions of this Section 6.19, Buyer and, where applicable, the Company, shall use reasonable best efforts to file as soon as practicable, and shall in any case file no later than ten (10) Business Days, after the Agreement Date, all filings, submissions, notices, reports and other documents required to be filed by such party with any Governmental Entity with respect to the Transactions and to submit promptly any additional information requested by any such Governmental Entity and take those actions set forth on Section 6.19(b) of the Company Disclosure Schedule.

(c) After good faith consultation with the Company, Buyer shall be entitled to make strategic and tactical decisions as to the manner in which to obtain from any Governmental Entity under any applicable Laws, any actions or non-actions, consents, approvals, authorizations, clearances or Orders required to be obtained by Buyer or the Company or any of their respective Subsidiaries in connection with the consummation of the Transactions, including as to any litigation or potential litigation matters, pertaining to the Regulatory Approvals or any other applicable Laws, and in this respect the Company shall promptly cooperate in good faith with Buyer, including by providing Buyer with any information and documents within the Company’s possession reasonably required by Buyer. To the greatest extent permitted by applicable Law, each of the Company and Buyer shall promptly inform the other of any material communication between the Company or Buyer (as applicable) and any Governmental Entity regarding the Transactions either (x) before delivering any material communication to a Governmental Entity or (y) promptly after receiving any material communication from a Governmental Entity (and if in writing, furnish the other party with a copy of such communication, excluding, as applicable, any attachments, materials, or information deemed sensitive by the submitting party). If the Company or Buyer or any of their respective Representatives shall receive any formal or informal request from any Governmental Entity with respect to the Transactions (whether for supplemental information, or documentary material or otherwise), then the Company or Buyer (as applicable) shall comply in a timely manner with any request, as soon as reasonably practicable. To the greatest extent permitted by applicable Law and except as may be prohibited by any Governmental Entity, the Company and Buyer shall (i) consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Regulatory Approvals or any other applicable Law, and (ii) provide advance notice of and permit authorized representatives of the other party to be present at each meeting or conference with any Governmental Entity, to the extent reasonably practicable and permitted by the Governmental Entity; provided, however, that nothing herein will preclude Buyer or the Company from participating in impromptu discussions with a Governmental Entity without participation by the other party where the discussions are initiated by the Governmental Entity or in connection with communications the Company initiates with its government customers and regulators in the ordinary course of the Company’s business regarding routine matters, such as licenses or authorizations required under relevant regulations or contract performance and bids. Each of Buyer and the Company may, as they deem necessary, designate any sensitive materials to be exchanged in connection with this Section 6.19 as “outside counsel only” or may be redacted as necessary to address reasonable privilege concerns. Any such materials, as well as the information contained therein, shall be provided only to a receiving party’s outside counsel (and mutually acknowledged outside consultants) and not disclosed by such outside counsel (or consultants) to any Employees, officers, or directors of the receiving party without the advance written consent of the party supplying such materials or information. Neither Buyer nor the Company will, nor will they permit any of their respective Representatives to, make any proposals relating to, or enter into, any material understanding, undertaking or agreement (including any timing or similar agreement) with, any Governmental Entity relating to the Transactions Agreement without consulting in good faith with the other and the other’s prior review, provided that, except as otherwise provided for in this Agreement, the final determination as to the appropriate course of action or proposal shall be made by Buyer; provided, further, that communications by the Company with its government customers or regulators in the ordinary course of the Company’s business on routine matters, including seeking licenses and authorizations from a relevant Governmental Entity or modifications to such licenses and authorizations, shall not be considered material.

(d) In furtherance, and without limitation, of the other provisions of this Section 6.19, to the extent necessary to obtain any consent, clearance, approval, or expiration or termination of any applicable waiting period required to satisfy the conditions set forth in Section 7.1(a)(i) and Section 7.1(a)(ii), Buyer shall and shall cause its Affiliates to offer and to agree such commitments or other remedies which may reasonably be required to satisfy those conditions; provided, however, that notwithstanding anything in this Section 6.19 or any other provision of this Agreement to the contrary, in no event shall Buyer and its Affiliates be obligated to (and the Company shall not without the prior written consent of Buyer) (A) proffer or agree to any actions that would individually or in the aggregate reasonably be expected to be (1) material and adverse to the business of Buyer and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole, or (2) materially detrimental to the benefits Buyer and its Affiliates expect as a result of the Transaction, (B) litigate or contest any Action, whether judicial or administrative, challenging or seeking to restrain or prohibit the consummation of the Transactions, or (C) take any of the actions set forth on Section 6.19(d) of the Company Disclosure Schedule.

(e) In furtherance, and without limitation, of the other provisions of this Section 6.19, in no event will Buyer acquire or agree to acquire any securities, assets or business or take any other action, or permit any of its Affiliates to acquire or agree to acquire any securities, assets or business or take any other action, that would or would reasonably be expected to (i) impose any non de-minimis delay in the obtaining of, or increase the risk in a non de-minimis manner of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) increase the risk in a non de-minimis manner of any Governmental Entity seeking or entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) increase the risk in a non de-minimis manner of not being able to remove any such Order on appeal or otherwise, or (iv) delay in a non de-minimis manner or prevent the consummation of the Transactions.

Section 6.20 Preparation and Delivery of Unaudited Interim Management Accounts.

(a) Within ten (10) Business Days of the start of any given calendar month from and after the Agreement Date until the Closing Date, the Company shall prepare and deliver to Buyer unaudited management accounts of the Company and the Company Subsidiary as of the last date of the preceding month (the “Unaudited Interim Management Accounts”), which Unaudited Interim Management Accounts shall be prepared consistent with past practices, applied on a consistent basis throughout the periods indicated.

Section 6.21 D&O Policy.

(a) Following the Closing, the Company and the Company Subsidiaries shall indemnify, defend and hold harmless, and advance expenses as incurred, to the fullest extent permitted under (i) the indemnification Contracts set forth on Section 6.21(a) of the Company Disclosure Schedule, (in each case, true, accurate and complete copies of which have been made available to Buyer), (ii) indemnification, expense advancement and exculpation provisions in the memorandum and articles, certificate of incorporation, Articles, bylaws, or similar governing documents of the Company or Company Subsidiaries in effect as of the Agreement Date, and (iii) applicable Law, to any of the Company’s or any Company Subsidiary’s respective current or former directors or officers, or any Person serving or who served as a director, officer, member, trustee or fiduciary of any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Company or any of its Subsidiaries, in each case, prior to the Closing Date (collectively, the “Company Indemnified Parties”). In addition, during the period commencing at the Closing and ending on the sixth (6th) anniversary of the Closing Date, the Company and each Company Subsidiary shall (and Buyer shall cause the Company and each Company Subsidiary to) cause the certificates of incorporation, Articles, bylaws, and each other similar governing document of the Company and each Company Subsidiary to contain provisions with respect to indemnification, exculpation and the advancement of expenses with respect to any acts or omissions occurring or alleged to have occurred at or prior to the Closing that are no less favorable than the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation, Articles, bylaws, or similar governing documents of the Company and each Company Subsidiary as of the Agreement Date, and, during such six (6)-year period, such provisions shall not be repealed, amended or otherwise modified in any manner materially adverse to the Company Indemnified Parties, except as required by applicable Law or as provided below.

(b) Prior to the Closing, the Company shall purchase for the benefit of the Company Indemnified Parties, a directors’ and officers’ liability insurance policy (any such insurance policy, the “D&O Policy”) providing coverage for six (6) years following the Closing with terms and coverage limits no less favorable than those in effect prior to the Closing. Fifty percent (50%) of the premium for such D&O Policy shall be included in Third Party Expenses and borne by the Sellers. In no event shall Buyer take any action that would cause such D&O Policy to cease to be effective, and Buyer shall take all commercially reasonable actions (other than paying additional premiums not contemplated by the terms of the D&O Policy as of the Closing) to maintain in effect such D&O Policy for the benefit of such Company Indemnified Parties.

(c) Notwithstanding anything herein to the contrary, if any Indemnified Person notifies the Company on or prior to the sixth (6th) anniversary of the Closing Date that a claim, action, suit, proceeding or investigation (whether arising before, at or after the Agreement Date) has been made against such Company Indemnified Party, the provisions of this Section 6.21 shall continue in effect with respect to such claim, action, suit, proceeding or investigation until the final disposition thereof.

(d) In the event that the Company (or any of its successors or assigns) (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of the Company shall assume all of the obligations thereof set forth in this Section 6.21.

(e) This Section 6.21 shall survive the Closing and is intended to benefit, and shall be enforceable by, the Company Indemnified Parties and their respective heirs and legal representatives, and shall not be terminated or modified in such a manner as to adversely affect in any material respect any Company Indemnified Party without the written consent of such affected Company Indemnified Party. The rights provided under this Section 6.21 shall not be deemed to be exclusive of any other rights to which any Company Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

Section 6.22 Tax Matters.

(a) Transfer Taxes. Buyer shall bear all Transfer Taxes. Buyer shall, at its own expense, file all Tax Returns with respect to such Taxes, and if required by applicable Law, the other parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation and cooperate in the preparation thereof. The parties shall cooperate with each other in connection with the filing of any Tax Returns or other filings with respect to Transfer Taxes (including any claim for relief, exemption or exclusion from the application or imposition thereof), including promptly supplying any information in its possession that is reasonably necessary to complete such returns and pay any Transfer Taxes due.

(b) Cooperation. Buyer, the Sellers, and each of their respective Affiliates shall provide each other with such assistance as may be reasonably requested in connection with (i) the preparation and filing of Tax Returns of the Company and any of the Company Subsidiaries, and (ii) any examination, audit, or any proceeding by any Governmental Entity relating to liabilities for Taxes of the Company and any of the Company Subsidiaries. Such cooperation shall include (x) the provision of records and information that are reasonably relevant to any such Tax Return or examination, audit, or proceedings and (y) making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided, for the avoidance of doubt, that Buyer shall not be required to provide any of its Tax Returns or Tax Returns of any of its Affiliates (“Affiliates,” for the purposes of this proviso only, not including the Company and any Company Subsidiaries). Buyer shall retain all Tax Returns, work papers, and all material records or other material documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Company and the Company Subsidiaries for any Pre-Closing Tax Period until at least six (6) years following the end of the Tax year to which such Tax Returns, work papers, records and other documents relate.

(c) Straddle Periods. In the case of any Tax with respect to the Company or any Company Subsidiaries that is assessed with respect to a Straddle Period, (i) the amount of such Taxes based on or measured by income, sales, use, receipts or similar items (other than property and ad valorem Taxes) for the portion of the Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and (ii) the amount of any other Taxes and any exemptions, allowances or deductions determined for the entire Straddle Period, that in each case relates to the portion of the Straddle Period ending on and including the Closing Date shall equal the amount of such Tax, exemption, allowance, or deduction for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the total number of days in such Straddle Period.

(d) Tax Treatment. Each of the parties hereto acknowledge and agree that the Purchase is intended to be treated as a taxable exchange governed by Section 1001 of the Code. Each party hereto shall file any federal, state and local Tax Returns on a basis consistent with the foregoing treatment and no party hereto will adopt any treatment that is contrary or inconsistent with such treatment unless otherwise required by a “final determination” within the meaning of Section 1313(a) of the Code.

Section 6.23 Resignations. To the extent requested by Buyer at least ten (10) Business Days prior to Closing, the Company shall use reasonable best efforts to cause to be delivered to Buyer duly executed resignation letters from such directors and officers of the Company and the Company Subsidiaries nominated by Buyer, which shall include customary English law waiver, release and discharge provisions, in form and substance reasonably acceptable to Buyer (the “Resignation Letters”); provided, that (a) the resigning officers shall only be required to resign in their capacity as a corporate officer of the Company (and not as an employee of the Company) pursuant to such Resignation Letters and (b) such waiver, release and discharge relates only to the resignation of such person as an officer or director and not to any other matter.

Section 6.24 R&W Insurance. On or before the Agreement Date, Buyer has taken reasonably necessary steps required under the terms of the R&W Policy and the related binder agreement in order to bind the applicable insurer(s) as of the Agreement Date and any other actions reasonably necessary to cause the R&W Policy to incept as of the Agreement Date. Buyer acknowledges and agrees that the R&W Policy shall at all times (a) provide that the insurer shall have no, and shall waive and not pursue, directly or indirectly, any and all, subrogation rights against Sellers, their Affiliates, and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, and representatives, and their heirs, successors, and permitted assigns, each in their capacity as such (collectively, the “Seller Parties”) (except in the case of Fraud), (b) contain an express agreement from the applicable insurer(s) that Buyer and its Affiliates shall have no obligation to pursue any claim against any Seller Party in connection with any Loss related thereto, and (c) grant to the Seller Parties third party beneficiary rights to directly enforce the foregoing against the applicable insurer(s). Fifty percent (50%) of all costs and expenses related to the binding of the R&W Policy, including the total premium, underwriting costs, brokerage commission for Buyer’s broker, and Taxes related to such policy, shall be borne by Sellers as a Third Party Expense.

Section 6.25 Conduct of Business by Buyer. During the Pre-Closing Period, except to the extent that the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned, or delayed), as expressly contemplated by this Agreement, or as required by applicable Law, Buyer shall not:

(a) cause or permit any modifications, amendments or changes to the organizational documents of Buyer in a manner that would reasonably be expected to (A) adversely affect recipients of Closing Consideration relative to any other stockholders of Buyer or (B) prevent, materially impede or delay Buyer from consummating the Transactions in accordance with the terms hereof;

(b) except with the primary intent to give effect to a transaction (or series of related transactions) that is not otherwise prohibited under Section 6.19, authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation, dissolution, restructuring, or other reorganization of Buyer;

(c) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, shares or property) in respect of any its capital shares;

(d) reclassify, combine, adjust, split or subdivide any capital stock of Buyer, other than where equitable adjustments are made to the number of shares of Buyer Common Stock constituting the Closing Consideration pursuant to Section 2.1; or

(e) take, commit, or agree in writing or otherwise to take or make, any of the actions described clauses (a) through (d) of this Section 6.25.

Section 6.26 No Control of the Other Party’s Business. The parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Buyer, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Buyer and the Company shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

Section 6.27 Lease Guarantee. Buyer and the Company shall use reasonable best efforts to cause Buyer to assume that certain lease guarantee, dated as of April 17, 2024, made by OSE for the premises located at Building 6A, Oxford Technology Park, Technology Dr., Oxford, OX5 1GN, United Kingdom (the “Lease Guarantee”) or to otherwise terminate it. If Buyer has not assumed the Lease Guarantee prior to Closing and, following the Closing, OSE is required to make a payment under the Lease Guarantee for the benefit of the Company, Buyer shall cause the Company to indemnify OSE for any such Losses.

Section 6.28 Further Assurances. After Closing, pending registration of Buyer as owner of the Shares, the Sellers shall exercise all voting and other rights in relation to the Shares in accordance with Buyer’s instructions.

ARTICLE VII

CLOSING CONDITIONS

Section 7.1 Closing Conditions.

(a) Mutual Conditions to Close. The obligations of the parties hereto to consummate the Closing are subject to the satisfaction or waiver of each of the following conditions on or prior to the Closing Date:

(i) No Legal Restraints. No Law or Order (whether temporary, preliminary or permanent) and no other legal restraint or prohibition (collectively, a “Legal Restraint”) shall be in effect which has or would reasonably be expected to have the effect of making the Transactions illegal or otherwise prohibiting or preventing the consummation of the Transactions in accordance with the terms hereof.

(ii) Regulatory Approvals. All consents, clearances or approvals of, or waiting periods (including any extension thereof and any timing agreement entered into with a Governmental Entity to delay or not to consummate the Transactions) imposed by, Governmental Entities that are listed on Section 7.1a)ii) of the Company Disclosure Schedule shall have been obtained, expired or been terminated (as applicable) (collectively, the “Regulatory Approvals”).

(iii) Scheme. If (and only if) the Company, the Sellers Representative or Buyer elect to undertake the Scheme (as defined in Annex C), in each case, pursuant to Section 6.3(b)(iii), the Scheme shall have been sanctioned by the Court (as defined in Annex C).

(iv) Approval for Listing. The shares of Buyer Common Stock issuable under this Agreement as the Closing Consideration shall have been approved for listing on The New York Stock Exchange, subject to official notice of issuance.

(b) Additional Conditions to Buyer’s Obligation to Close. The obligations of Buyer to consummate the Closing are subject to the satisfaction or waiver by Buyer of each of the following conditions on or prior to the Closing Date:

(i) Representations and Warranties. (x) Each of the representations and warranties of the Company or the Sellers set forth in this Agreement (other than as set forth in subsection (y) below), shall have been true and correct (without giving effect to any materiality or Company Material Adverse Effect or similar qualification contained therein) in all respects on the date they were made and shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect or similar qualification contained therein) in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of the Company or the Sellers made only as of a specified date, which shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect or similar qualification contained therein) in all respects as of such date), in each case except to the extent that the failure of such representations and warranties to be true and correct do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (y) each of the Fundamental Representations (except the last two sentences of Section 3.1(a), Section 3.1(c)-(d), Section 3.5(f), and Section 3.5(i), Section 3.1(c)-(d), Section 3.5(f), and Section 3.5(i)) shall have been true and correct in all respects (other than de minimis inaccuracies) on the date they were made and shall be true and correct in all respects (other than de minimis inaccuracies) on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of the Company or the Sellers made only as of a specified date, which shall be true and correct in all respects (other than de minimis inaccuracies) as of such date).

(ii) Covenants. The Company shall have performed and complied in all material respects with each of the covenants and obligations under this Agreement required to be performed and complied with by the Company prior to the Closing.

(iii) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the Agreement Date that is continuing.

(iv) Company and Sellers Deliverables. Prior to or concurrently with the Closing, the Company and Sellers, as applicable, shall have delivered to Buyer the following (which remain or will be in full force and effect as of the Closing, as applicable):

a.

a certificate executed by the Chief Executive Officer of the Company, for and on behalf of the Company (but not in his personal capacity), certifying that, as of the Closing, the conditions set forth in Section 7.1(b)(i), Section 7.1(b)(ii) and Section 7.1(b)(iii) have been satisfied;

b.	the Registration Rights Agreement, duly executed by the Sellers Representative;

c.

stock transfer forms for all Shares duly executed by or on behalf of the relevant registered holder in favor of Buyer, accompanied by the relevant share certificates (or, to the extent that the share certificates in respect of the Shares have been mislaid, lost or destroyed, or were never issued, an express indemnity in respect of the same in a customary English law form reasonably satisfactory to Buyer) (such instrument, a “Share Transfer”);

d.

the statutory books and records of the Company and each Company Subsidiary (duly written up to the moment immediately preceding the Closing), confirmation of the registered email address and authentication code issued by the Registrar of Companies in England and Wales for the Company to make electronic filings;

e.

an irrevocable power of attorney (the “Irrevocable PoA”), in a customary English law form reasonably satisfactory to Buyer, duly executed by each Seller in favor of Buyer to enable Buyer (pending registration of the relevant transfers) to exercise all voting and other rights attaching to the Shares and appoint proxies for such purpose;

f.

duly executed agreements, in form and substance satisfactory to Buyer, to terminate the Shareholders’ Agreement and any other agreements between the Company and one or more Sellers which give such Seller(s) any rights in their capacity as a holder of Shares with effect from the Closing;

g.

duly executed elections under section 431 of ITEPA to disregard all restrictions in full in respect of Shares acquired by Sellers who are subject to UK Tax on the exercise of Company Options in accordance with the Option Notice;

h.

to the extent required pursuant to Section 1.2(b)(ii), evidence, in form and substance satisfactory to Buyer, that the Company Equity Plan will be terminated with effect from the Closing (subject to any rights granted or accrued prior to Closing);

i.	resignations in the agreed form from each director and secretary of the Company expressed to take effect from the end of the meeting held pursuant to Section 7.1(v); and

j.

a copy of the minutes of a meeting or written resolutions, in each case duly passed, of the directors of the Company, in a form reasonably satisfactory to Buyer, approving the transfer of the Shares for the purposes of Article 15.11 of the Articles and resolving to register the transfers of the Shares to Buyer subject only to those transfers being stamped or otherwise approved for registration by HM Revenue and Customs in the United Kingdom.

(v) Company Board Meeting. The Company shall ensure that at the Closing a meeting of the board of directors of the Company is held at which the directors:

a.	vote in favor of the registration of Buyer as a member of the Company in respect of the Shares;

b.

approve the update of the PSC Register to enter Buyer as a Registrable RLE as at the Closing Date and setting out all the particulars of Buyer required to be entered in the PSC Register pursuant to section 790K of the Companies Act 2006;

c.	appoint persons nominated by Buyer as directors, secretary and auditors of the Company with effect from the end of the meeting;

d.	accept the resignations of each director and secretary so as to take effect from the end of the meeting; and

e.

revoke each existing mandate given by the Company for the operation of its bank accounts and pass the resolutions contained in new mandate giving authority to persons nominated by Buyer with effect from the end of the meeting.

(c) Conditions to the Company’s and Sellers’ Obligation to Close. The obligations of the Company and the Sellers to consummate the Closing are subject to the satisfaction or waiver by the Company of each of the following conditions on or prior to the Closing Date:

(i) Buyer Representations and Warranties. (x) Each of the representations and warranties of Buyer set forth in Article V other than Section 5.1 and Section 5.2 shall have been true and correct (without giving effect to any materiality or Buyer Material Adverse Effect or similar qualification contained therein) in all respects on the date they were made and shall be true and correct (without giving effect to any materiality or Buyer Material Adverse Effect or similar qualification contained therein) in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of Buyer made only as of a specified date, which shall be true and correct (without giving effect to any materiality or Buyer Material Adverse Effect or similar qualification contained therein) in all respects as of such date), except where any failure of any such representations and warranties to be true and correct would not be a Buyer Material Adverse Effect and (y) the representations and warranties of Buyer set forth in Section 5.1 and Section 5.2 shall have been true and correct in all respects on the date they were made and shall be true and correct on and as of the Closing Date as though such representations and warranties were made on and as of such date.

(ii) Covenants. Buyer shall have performed and complied in all material respects with each of its covenants and obligations under this Agreement required to be performed and complied with by it prior to the Closing.

(iii) Buyer Material Adverse Effect. No Buyer Material Adverse Effect shall have occurred since the Agreement Date that is continuing.

(iv) Buyer Deliverables. Prior to or concurrently with the Closing, Buyer shall have delivered to the Company the following (which remain or will be in full force and effect as of the Closing, as applicable):

a.	the Registration Rights Agreement, duly executed by Buyer;

b.

a certificate executed by a duly authorized officer of Buyer for and on behalf of Buyer (but not in such Person’s personal capacity) certifying that, as of the Closing, the conditions set forth in Section 7.1(c)(i), Section 7.1(c)(ii) and Section 7.1(c)(iii) have been satisfied; and

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing Date only:

(a) by mutual written agreement of the Company and Buyer;

(b) by Buyer or the Company, by written notice to the other, if the Closing shall not have occurred on or prior to December 7, 2025, (the “End Date”); provided, that the End Date shall automatically be extended to March 7, 2026 to the extent the conditions specified in Section 7.1(a)(i) and Section 7.1(a)(ii) are the only conditions to the Closing specified in Article VII that have not been satisfied (other than those conditions that by their nature are to be satisfied at Closing; provided, further, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date;

(c) by Buyer or the Company, by written notice to the other, if any Law or final and non-appealable Order shall be in effect which has the effect of making the Transactions illegal or otherwise prohibits the consummation of the Transactions;

(d) by Buyer, by written notice to the Company, if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of the Company or the Sellers contained in this Agreement such that the conditions set forth in Section 7.1(b)(i) or Section 7.1(b)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within thirty (30) days after written notice thereof to the Company; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured, or (ii) if any of the conditions to Closing in Section 7.1(b)(i) and Section 7.1(b)(ii) for the benefit of Buyer are incapable of being satisfied on or before the End Date; or

(e) by the Company, by written notice to Buyer, if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Buyer contained in this Agreement such that the conditions set forth in Section 7.1(c)(i) or Section 7.1(c)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within thirty (30) days after written notice thereof to Buyer; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Section 7.1(c)(i) and Section 7.1(c)(ii) for the benefit of the Company are incapable of being satisfied on or before the End Date.

Section 8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith expire and there shall be no liability or obligation on the part of Buyer, the Company, the Sellers, or their respective Representatives, if applicable; provided, however, that each party hereto shall remain liable for any Willful Breach of this Agreement or in any certificate or other instruments delivered pursuant to this Agreement committed by such party prior to its termination; and provided further, however, that, the provisions of Section 6.12 (Third Party Expenses), Section 6.13 (Public Disclosure), Section 6.15 (Confidentiality), Article XI (General Provisions) and this Section 8.2 (in each case including the respective meanings ascribed to the capitalized terms used in such Sections as defined in this Agreement) shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VIII.

ARTICLE IX

SURVIVAL

Section 9.1 Survival of Representations and Warranties. Except for the covenants and agreements of the Company and the Sellers contained in Section 6.1(b) (Conduct of Company Business), Section 6.6(d) (Termination of Employee Plans), Section 6.9 (Leakage), Section 6.10(a) (Spreadsheet), Section 6.12 (Third Party Expenses), and Section 6.18 (Termination of Agreements by Sellers), the representations, warranties, covenants, and agreements of the Company and the Sellers contained in this Agreement, and in any certificate or other instrument delivered in connection herewith, in each case, that by their terms are to be performed or complied with prior to the Closing or the termination of this Agreement, shall terminate at Closing, and thereafter none of the parties hereto or any of their Affiliates or any of their respective managers, officers, directors, employees, advisors, consultants, agents, stockholders, partners or representatives shall have any Liability whatsoever with respect to any such representation, warranty, covenant, or agreement. Any (a) of those covenants and agreements specifically listed in the first sentence of this Section 9.1 shall survive on the terms set forth on Section 9.1 of the Company Disclosure Schedule and (b) other covenants and agreements that are to be complied with or performed, in whole or in part, at or after the Closing shall survive in accordance with their terms. Notwithstanding anything to the contrary herein or in any Related Agreement, (1) except as provided in the following clause (2), no Seller shall have any Liability whatsoever arising out of this Agreement or any Related Agreement or the Transactions (other than the Restrictive Covenant Agreement, if applicable) (A) except as set forth in this Section 9.1 or (B) in an amount that exceeds the full amount of value of the Closing Consideration actually received by such Seller, (2) nothing in this Agreement or any Related Agreement shall preclude or limit a claim by any person for Fraud and (3) the Liability of the Sellers under this Section 9.1 shall be on a several, and not joint, basis. The provisions of this Section 9.1 will not, however, prevent or limit a cause of action to obtain an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

ARTICLE X

SELLERS REPRESENTATIVE

Section 10.1 Sellers Representative.

(a) By virtue of execution and delivery of this Agreement, effective as of the Closing, each Seller shall be deemed to have agreed, to, and hereby does, irrevocably nominate, constitute and appoint Oxford Science Enterprises plc as the Sellers Representative, to act as such Seller’s lawful and exclusive representative, agent, proxy, and attorney-in-fact (with full power of substitution) for all purposes in connection with this Agreement or any related agreements, including to: (i) to give and receive notices, communications and documents in respect of the negotiation, administration, performance or enforcement of this Agreement, any related agreements or the transactions contemplated hereby or thereby or any action, claim or dispute related thereto (each, a “Relevant Matter”); (ii) to authorize or object to any claims or actions under this Agreement or any related agreement; (iii) to agree to, negotiate, enter into settlements or compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to any Relevant Matter; (iv) consent or agree to any amendment to this Agreement or any related agreement at any time on behalf of all Sellers; (v) grant any extension or waiver under or in connection with this Agreement or any related agreement; (vi) receive funds, make payments of funds and give receipts for funds in accordance with this Agreement; (vii) execute and deliver all agreements, certificates and documents required to be executed and delivered by the Sellers Representative pursuant to this Agreement or any related agreement; (viii) engage special counsel, accountants and other advisors and incur such other expenses in connection with any of the transactions contemplated by this Agreement or any related agreement; and (ix) and to take all other actions that are either (A) necessary or appropriate in the judgment of the Sellers Representative for the accomplishment of the foregoing or in connection with this Agreement or any related agreement, or (B) specifically mandated, permitted or contemplated by the terms of this Agreement or any related agreement, in each case of clauses (i) through (viii), without having to seek or obtain the consent of any Person under any circumstance. The powers, immunities and rights to indemnification granted to the Sellers Representative hereunder are coupled with an interest and shall be unconditional and irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Seller and shall be binding on any successor or assignee thereto. The Sellers Representative may resign at any time. The Person serving as the Sellers Representative may be replaced from time to time by the written consent of the Persons then holding a Pro Rata Portion greater than two-thirds (2/3) of the aggregate of all Pro Rata Portions (the “Requisite Seller Threshold”). The Sellers Representative may resign at any time for any reason upon thirty (30) days’ prior notice to the Requisite Seller Threshold.

(b) The Sellers Representative will incur no liability to the Sellers in connection with the Sellers Representative’s services or any action taken or failed to be taken in connection therewith, except to the extent resulting from the Sellers Representative’s gross negligence or willful misconduct. The Sellers Representative shall not be liable to the Sellers for anything done, omitted or suffered based on the advice of counsel. The Sellers Representative may execute any of its powers and perform any duties hereunder directly or through agents or counsel and may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Sellers shall reimburse and indemnify the Sellers Representative against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of, or in connection with, this Agreement and the related agreements, in each case, as such Representative Loss is suffered or incurred; provided, that, in the event that any such Representative Loss is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Sellers Representative, the Sellers Representative will reimburse the Sellers for the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. In no event will the Sellers Representative be required to advance the Sellers Representative’s own funds on behalf of the Sellers. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Sellers set forth elsewhere in this Agreement are not intended to be applicable to, and shall not apply to, the indemnities provided to the Sellers Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Sellers Representative or the termination of this Agreement. For the avoidance of doubt, Buyer shall have no obligation to indemnify the Sellers Representative for any Representative Losses arising out of, or in connection with, this Agreement and the Related Agreements, and in no event shall the Sellers Representative be liable to the Sellers for liabilities, losses or expenses of any kind whatsoever, even if the Sellers Representative has been advised of the likelihood of such liability, loss or expense.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via email (with acknowledgment of receipt (including automatically generated delivery or read receipts)) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice or, if specifically provided for elsewhere in this Agreement, by email):

(a)	if to Buyer, to:

IonQ, Inc.

c/o Sandi Enloe

3755 Monte Villa Pkwy

Bothell, WA 98021

Attention: Stacey Giamalis

Email: [***]

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Rob Kindler; Chelsea N. Darnell

Email: rkindler@paulweiss.com; cdarnell@paulweiss.com

and to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

20 Air Street

London W1B 5AN

Attention: Dan Schuster-Woldan

Email: dschusterwoldan@paulweiss.com

(b)	if to the Company or any Seller (prior to the Closing), to:

Oxford Ionics Limited

6a Technology Drive, Oxford, OX5 1GN

Attention: Dr. Chris Ballance

Email: [***]

with a copy (which shall not constitute notice) to:

Hogan Lovells International LLP

Atlantic House

Holborn Viaduct

London EC1A 2FG

Attention: Simon Grimshaw

Email: simon.grimshaw@hoganlovells.com

and to:

Hogan Lovells US LLP

555 13th St NW

Washington, DC 20004

Attention: William J. Curtin III

Email: william.curtin@hoganlovells.com

and to:

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

Attention: Peter Cohen-Millstein

Email: peter.cohen-millstein@hoganlovells.com

(c)	if to the Sellers Representative, to:

Oxford Science Enterprises plc

46 Woodstock Road

Oxford, OX2 6HT

United Kingdom

Attention: Athene Blakeman

Email: [***]

with a copy (which shall not constitute notice) to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center,

Boston, MA 02111

United States of America

Attention: Matthew Tikonoff and Matthew Gardella

Email: MWTikonoff@mintz.com and MGardella@mintz.com

All such notices and other communications shall be deemed to have been duly given or sent (i) one (1) Business Day following the date mailed if sent by overnight commercial messenger or courier service or five (5) Business Days following the date mailed if sent by other mail service, or (ii) on the date on which they are actually received if delivered personally or by facsimile or email transmission, as the case may be, and addressed as aforesaid. Any notice to be given to any Seller shall be given (x) prior to the Closing, to the Company, and (y) following the Closing, to the Sellers Representative.

Section 11.2 Interpretation. When a reference is made in this Agreement to an Appendix, Exhibit or Schedule, such reference shall be to an Appendix, Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is used in the inclusive sense of “and/or.” The terms “or” “any” and “either” are not exclusive. When used herein, the phrase “to the extent” shall be deemed to be followed by the words “but only to the extent.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation as amended or supplemented from time to time, including through the promulgation of applicable rules or regulations. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any Schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate Schedule. Any such information or material uploaded to the virtual data room maintained by Ansarada shall be deemed to have been made available to Buyer if and only if it has been so uploaded at least twenty-four (24) hours prior to the Agreement Date (and Buyer has continued to have access to such information and materials in such virtual data room through the Agreement Date). References to any Person include the successors and permitted assignees of that Person. References from or through any date mean, unless otherwise specified, from but not including or to but not including, respectively. References to one gender include all genders. When used herein, references to “$” or “dollar” shall be deemed to be references to dollars of the United States of America, and references to “£” or “pound” shall be deemed to be references to pounds sterling of the UK. For purposes of determining the value of the Closing Consideration allocated to a Seller pursuant to this Agreement (including for purposes of determining such Seller’s liability under Section 6.9 or Section 9.1), the shares of Buyer Common Stock received by such Seller as Closing Consideration shall be valued at the Final Buyer Stock Price. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.3 Entire Agreement. This Agreement and the Related Agreements, including all annexes, exhibits, and schedules hereto and thereto (including Annex A, the Exhibits hereto and the Company Disclosure Schedule), and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, and are not intended to confer upon any other person any rights or remedies hereunder. Except as expressly provided in Section 6.21, no Person who is not a party to this Agreement (a “Contracting Party”), including any current, former or future Representative or Affiliate or assignee of, and any financial advisor or lender to, any Contracting Party, or any current, former or future Representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any right, remedy or Liability (whether in contract or in tort, in law or in equity, or granted by statute) arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach.

Section 11.4 Assignment. This Agreement, and the rights, interests and obligations of the parties hereto, may not be assigned, by operation of law or otherwise, without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding on and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement shall be null and void ab initio.

Section 11.5 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of the party against whom enforcement is sought; provided, the Sellers are deemed to have agreed that any amendment of this Agreement signed by Sellers Representative after the Closing shall be binding upon and effective against the Sellers (whether or not they have signed such amendment).

Section 11.6 Extension; Waiver. Buyer, on the one hand, and (i) prior to the Closing, the Company and (ii) following the Closing, the Sellers Representative, on the other hand, may, to the extent permitted under any applicable Law, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. For purposes of this Section 11.6, the Sellers agree that any extension or waiver signed by the Company (if signed prior to the Closing) or the Sellers Representative (if signed after the Closing) shall be binding upon and effective against all Sellers whether or not they have signed such extension or waiver; provided, however, that no such extension or waiver shall materially and adversely affect any Seller’s rights or increase any Seller’s obligations without such Seller’s prior written consent.

Section 11.7 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 11.8 Specific Performance and Other Remedies.

(a) The parties to this Agreement agree that, in the event of any breach or threatened breach by the other party or parties hereto of any covenant, obligation or other agreement set forth in this Agreement, (i) each party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related action or legal proceeding.

(b) Any and all remedies herein expressly conferred herein upon a party hereto shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

(c) Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement shall be deemed a waiver by any party of any right or remedy available at law or in equity in connection with a claim of a Fraud or Willful Breach, nor except as set forth in Section 6.9 or Section 9.1 will such provisions limit, or be deemed to limit (i) the amounts of recovery sought or awarded in connection with any such claim for Fraud or Willful Breach, (ii) the time period during which a claim for any such Fraud of Willful Breach may be brought, or (iii) the recourse which any such Indemnified Party may seek against in connection with a claim of a Fraud or Willful Breach.

Section 11.9 Governing Law. This Agreement, and all actions, claims, matters, proceedings or counterclaims (whether based on contract, tort, or otherwise) arising out of, relating to, or be in connection with this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision, rule, principle (whether of the State of Delaware or any other jurisdiction) that would result in the application of the laws of any other jurisdiction.

Section 11.10 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY RELEVANT MATTER.

Section 11.11 Jurisdiction; Service of Process. The parties hereto irrevocably submit to the exclusive jurisdiction of the Delaware Court of Chancery or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such suit, action or proceeding, of the United States District Court for the District of Delaware over any suit, action or proceeding arising out of or relating to this Agreement. To the fullest extent that they may effectively do so under applicable Law, the parties hereto irrevocably waive and agree not to assert, by way of motion, as a defense or otherwise, any claim that they are not subject to the jurisdiction of any such court, any objection that they may now or hereafter have to the laying of the venue of any such legal proceeding brought in any such court and any claim that any such legal proceeding brought in any such court has been brought in an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such legal proceeding by the mailing of copies thereof by registered or certified mail or by overnight courier service, postage prepaid, to its address pursuant to the terms of Section 11.1.

Section 11.12 Representation Matters. Each of the parties hereby agrees, on its own behalf and on behalf of its directors, managers, partners, officers, employees and Affiliates, that Hogan Lovells US LLP and Hogan Lovells International LLP (collectively, “Hogan Lovells”) or Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (together with Hogan Lovells and each other outside legal counsel to the Company or the Sellers or their Affiliates prior to the Closing, the “Legal Advisors”) serve as counsel to the Sellers and their Affiliates (individually and collectively, the “Seller

Group”) and/or the Company in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transaction (the “Transaction Engagement”), and that, following consummation of the Transaction, the Legal Advisors (or any successor) may serve as counsel to each and any member of the Seller Group or any director, manager, partner, officer, employee or Affiliate of any member of the Seller Group, in connection with any legal proceeding or obligation arising out of or relating to this Agreement or the Transactions, notwithstanding the Transaction Engagement, and each of the parties hereto (including the Company, on behalf of itself and the Company Subsidiaries) hereby consents thereto and waives any conflict of interest arising therefrom, and Buyer shall cause any Affiliate (including, after the Closing, the Company) to consent to waive any conflict of interest arising from the Transaction Engagement, notwithstanding the Transaction Engagement, and notwithstanding that Legal Advisors may be directly adverse to Buyer and/or the Company and that they may have represented the Company in a matter substantially related to such dispute and may have confidential information learned in the prior representation of the Company that is related or relevant to such dispute. Buyer agrees that, as to all communications prior to the Closing among the Legal Advisors, on the one hand, and the Company, its Subsidiaries, the Sellers, the Sellers Representative, and their respective Affiliates or Representatives, on the other hand, to the extent they relate to the Transaction Engagement, the attorney-client privilege and the expectation of client confidence belongs to the Sellers and their respective Affiliates, as applicable, and shall be controlled solely by the Sellers Representative, and shall not remain with, pass to or otherwise be claimed by Buyer, the Company or the Company Subsidiaries or any of their respective Affiliates or Representatives, nor shall Buyer, the Company or the Company Subsidiaries or any of their respective Affiliates or Representatives have access to the files of the Legal Advisors to the extent they relate to the Transaction Engagement. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, the Company or the Company’s Subsidiaries and a third party (other than a party to this Agreement after the Closing), the Company or the Company Subsidiaries shall assert the attorney-client privilege to prevent disclosure of confidential communications to such third party. In no event shall Buyer, the Company, the Company Subsidiaries, or any of their respective Affiliates or Representatives access or attempt to access such privileged or confidential communications or waive such privilege or confidence without the prior written consent of the Seller Representative, and Buyer, the Company, the Company Subsidiaries, or any of their respective Affiliates or Representatives shall take reasonable steps to maintain the confidentiality and privilege of any such communications. This Section 11.12 is for the benefit of the Sellers, the Sellers Representative, and their respective Affiliates, and such Persons are intended third-party beneficiaries of this Section 11.12.

Section 11.13 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date first written above.

IONQ, INC.

By:	/s/ Niccolo de Masi
Name: Niccolo de Masi
Title: Chief Executive Officer

OXFORD IONICS LIMITED

By:	/s/ Chris Ballance
Name: Chris Ballance
Title: CEO

OXFORD SCIENCE ENTERPRISES PLC, solely in its capacity as the Sellers Representative

By:	/s/ James Wilkinson
Name: James Wilkinson
Title: Director

[Signature Page to Share Purchase Agreement]

This document is executed as a deed by the Sellers, other than the Chancellor, Masters and Scholars of the University of Oxford, and delivered on the date stated at the beginning of it.

EXECUTED and DELIVERED as a DEED by	)

CHRISTOPHER BALLANCE	)

In the presence of:	)

Witness Signature:

Witness Name:

Witness Address:

Witness Occupation:

[Signature Page to Share Purchase Agreement]

EXECUTED and DELIVERED as a DEED by	)

THOMAS HARTY	)

In the presence of:	)

Witness Signature:

Witness Name:

Witness Address:

Witness Occupation:

[Signature Page to Share Purchase Agreement]

EXECUTED and DELIVERED as a DEED by	)

OXFORD SCIENCE ENTERPRISES HOLDINGS	)

II LIMITED acting by ______________, a director	)

In the presence of:	)

Witness Signature:

Witness Name:

Witness Address:

Witness Occupation:

[Signature Page to Share Purchase Agreement]

EXECUTED and DELIVERED as a DEED by	)

ATMOS VENTURES SP. Z O.O. ASI S.K.A.,	)

acting by two authorised signatories acting jointly	)

Signature of Authorised Signatory: ________________________

Printed name:

Signature of Authorised Signatory: ________________________

Printed name:

[Signature Page to Share Purchase Agreement]

EXECUTED and DELIVERED as a DEED by	)

BRAAVOS CAPITAL GP LIMITED IN ITS	)

CAPACITY AS GENERAL PARTNER OF	)

BRAAVOS CAPITAL II LP acting by its	)

attorney, ______________, under a power of	)

attorney dated 7 June 2025)

In the presence of:	)

Witness Signature:

Witness Name:

Witness Address:

Witness Occupation:

[Signature Page to Share Purchase Agreement]

EXECUTED as a DEED by LANSDOWNE DEVELOPED	)

MARKETS MASTER FUND LIMITED, acting through its agent	)

Lansdowne Partners (UK) LLP acting by two authorised signatories:	)

Signature of Authorised Signatory: ________________________

Printed name:

Signature of Authorised Signatory: ________________________

Printed name:

[Signature Page to Share Purchase Agreement]

EXECUTED and DELIVERED as a DEED by	)

TORCH PARTNERS NOMINEES LIMITED acting	)

by its attorney, ______________, under a power of	)

attorney dated 6 June 2025)

In the presence of:	)

Witness Signature:

Witness Name:

Witness Address:

Witness Occupation:

[Signature Page to Share Purchase Agreement]

EXECUTED and DELIVERED as a DEED by	)

IP2IPO PORTFOLIO (GP) LIMITED, ACTING IN	)

ITS CAPACITY AS GENERAL PARTNER OF	)

IP2IPO PORTFOLIO LP, acting by its attorney,	)

______________, under a power of attorney dated	)

6 June 2025)

In the presence of:	)

Witness Signature:

Witness Name:

Witness Address:

Witness Occupation:

[Signature Page to Share Purchase Agreement]

SIGNED by ______________, an authorised	)

signatory, on behalf of THE CHANCELLOR,	)

MASTERS AND SCHOLARS OF THE	)

UNIVERSITY OF OXFORD	)	Authorised Signatory

[Signature Page to Share Purchase Agreement]

EXECUTED and DELIVERED as a DEED by	)

______________ as attorney for KRISTEN SHANNON	)

under a power of attorney dated 4 June 2025)

In the presence of:	)

Witness Signature:

Witness Name:

Witness Address:

Witness Occupation:

[Signature Page to Share Purchase Agreement]

EXECUTED and DELIVERED as a DEED by	)

______________ as attorney for MACIEJ	)

MALINOWSKI under a power of attorney dated	)

5 June 2025)

In the presence of:	)

Witness Signature:

Witness Name:

Witness Address:

Witness Occupation:

[Signature Page to Share Purchase Agreement]

EXECUTED and DELIVERED as a DEED by	)

______________ as attorney for ROLAND MATT	)

under a power of attorney dated 6 June 2025)

In the presence of:	)

Witness Signature:

Witness Name:

Witness Address:

[Signature Page to Share Purchase Agreement]

EXECUTED and DELIVERED as a DEED by	)

______________ as attorney for CHRISTOPHER	)

LEWINS under a power of attorney dated 4 June 2025)

In the presence of:	)

Witness Signature:

Witness Name:

Witness Address:

Witness Occupation:

[Signature Page to Share Purchase Agreement]

EXECUTED and DELIVERED as a DEED by NASPERS	)

VENTURES B.V., a company incorporated in The	)

Netherlands, acting by ______________ who, in accordance	)

with the laws of that territory, is acting under the authority of	)

NASPERS VENTURES B.V.	)

Authorised Signatory

[Signature Page to Share Purchase Agreement]

ANNEX A

DEFINED TERMS

“Accredited Investor” means a Stockholder who either (i) completes and delivers to Buyer an Investor Questionnaire certifying that such Stockholder is an “accredited investor” as such term is defined in Rule 501(a) under the Securities Act, as set forth therein, or (ii) is determined by Buyer in its sole discretion to be an “accredited investor” as such term is defined in Rule 501(a) under the Securities Act, whether or not such Stockholder completes and delivers an Investor Questionnaire.

“Action” means any action, suit, claim, complaint, litigation, investigation, audit, proceeding, arbitration or other similar dispute.

“Affiliate” of any Person means another Person that directly or indirectly through one of more intermediary’s controls, is controlled by or is under common control with, such first Person.

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, as amended, the United Kingdom Bribery Act 2010, applicable laws passed pursuant to the Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and any similar Laws concerning or relating to public sector or private sector bribery or corruption, including the laws of any other jurisdiction where (i) the Company and its Affiliates operate, for purposes of Section 3.22, and (ii) the laws of any other jurisdiction where Buyer and its Affiliates operate for purposes of Section 5.9.

“Articles” means the articles of association of the Company.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in New York, New York, United States of America, or London, United Kingdom, are authorized or obligated by law or executive order to close.

“Buyer Common Stock” means Buyer’s common stock, par value $0.0001 per share.

“Buyer Government Contract” shall mean any Contract (including any prime contract, subcontract, teaming agreement, grant, federal assistance award, cooperative agreement, subaward, basic ordering agreement, blanket purchase agreement, other transaction agreement, purchase order, task order, delivery order, or any other instrument, and including all amendments, modifications, and options thereunder) between Buyer and (a) a Governmental Entity, (b) any prime contractor or higher tier subcontractor, or (c) any lower-tier subcontractor at any tier.

“Buyer Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects, that is or is would reasonably be expected to (a) prevent, materially impede or delay the authority of Buyer to consummate any of the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Law, or (b) be material and adverse to the business, assets (including intangible assets), liabilities, operations, condition (financial or otherwise), or results of operations of Buyer and its Subsidiaries taken as a whole, other than, in the case of this clause (b), any Effect resulting from (i) changes in general economic, financial market, business or geopolitical conditions, (ii) general changes or developments in the industry in which Buyer and its Subsidiaries operate, (iii) changes following the Agreement Date in any Laws, U.S. GAAP or other applicable accounting standards, (iv) any natural disaster, pandemic, epidemic, act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity or any other similar event; (v) any change in the market price, credit rating or trading volume of the Buyer Common Stock or other securities of Buyer (it being understood that the underlying factors contributing to any such change shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Buyer Material Adverse Effect); (vi) any failure in and of itself by Buyer or Buyer to meet any projections, budgets or estimates of revenue or earnings (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been an Buyer Material Adverse Effect (unless such facts would otherwise be excluded from the definition of Buyer Material Adverse Effect)); or (vii) any public announcement of this Agreement and the transactions contemplated hereby (provided that this exception shall not apply with respect to any representation or warranty set forth herein that relates to the effects of the transactions contemplated hereby); provided that, in the case of such Effects referenced in clauses (i) through (v), such Effects shall be taken into account in determining whether there has been or would reasonably be expected to be a Buyer Material Adverse Effect if Buyer and its Subsidiaries are disproportionately affected as compared to other persons operating in the industries or markets in which Buyer and its Subsidiaries operate.

“Code” means the Internal Revenue Code of 1986 of the United States, as amended.

“Company Data” means all Personal Data, Processed by, on behalf of or for the Company or any Company Subsidiary.

“Company Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, change of control, termination pay, deferred compensation, performance awards, equity or equity-related awards, welfare benefits, retirement benefits, fringe benefits or other employee benefits, whether written or unwritten, funded or unfunded, including without limitation, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, (i) which is maintained, contributed to, or required to be contributed to, by the Company or any Company Subsidiary for the benefit of any Employee (or any dependent thereof), or (ii) with respect to which the Company or any Company Subsidiary has or may have any Liability or obligation, in each case excluding any such plan, program, policy, practice, contract, agreement, or other arrangement sponsored and maintained by a professional employer organization or similar unaffiliated third-party employer of any Employee with respect to which the Company’s and the Company Subsidiaries’ sole obligation is to remit payments to such entity pursuant to its applicable service contract with the Company or the Company Subsidiaries (each, a “PEO Plan”).

“Company Equity Plan” means the Company EMI Share Option Plan, including the U.S. Sub-Plan thereunder, each as amended and/or restated from time to time.

“Company Equity Plan Documents” means (i) the Company Equity Plan and all award agreements thereunder and (ii) the Unapproved Company Option Agreements.

“Company Government Contract” shall mean any Contract (including any prime contract, subcontract, teaming agreement, grant, federal assistance award, cooperative agreement, subaward, basic ordering agreement, blanket purchase agreement, other transaction agreement, purchase order, task order, delivery order, or any other instrument, and including all amendments, modifications, and options thereunder) between the Company and (a) a Governmental Entity, (b) any prime contractor or higher tier subcontractor, or (c) any lower-tier subcontractor at any tier.

“Company Intellectual Property Rights” means any and all Intellectual Property Rights that are owned by or purported to be owned by the Company or any of the Company Subsidiaries.

“Company IP” means Company Intellectual Property Rights and Company Technology.

“Company IT Systems” means computers, Software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third party software or systems) owned, licensed, leased or otherwise used by the Company or any Company Subsidiary and which are material to the conduct of the businesses of the Company and the Company Subsidiaries.

“Company Material Adverse Effect” means any Effect, individually or when taken together with all other Effects, that is or is would reasonably be expected to (a) prevent, materially impede or delay the authority of the Company to consummate any of the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Law, or (b) be material and adverse to the business, assets (including intangible assets), liabilities, operations, condition (financial or otherwise), or results of operations of the Company and the Company Subsidiaries taken as a whole, other than any Effect resulting from (i) changes in general economic, financial market, inflation, tariffs, business or geopolitical conditions; (ii) general changes or developments in the industry in which the Company and the Company Subsidiaries operate; (iii) changes in any Laws, U.K. GAAP or other applicable accounting standards; (iv) any natural disaster, pandemic, epidemic, act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity or any other similar event; (v) any failure in and of itself by the Company to meet any projections, budgets or estimates of revenue or earnings (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect (unless such facts would otherwise be excluded from the definition of Company Material Adverse Effect)); or (vi) any public announcement of this Agreement and the transactions contemplated hereby; provided that, in the case of the Effects referenced in clauses (i) through (iv), such Effects shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect if the Company and the Company Subsidiaries are disproportionately affected as compared to other persons operating in the industries or markets in which the Company and the Company Subsidiaries operate.

“Company Option Cash Replacement Awards” means those certain incentive compensation awards issued to employees and approved in lieu of granting Company Options by the Board of Directors of the Company the week of June 2, 2025.

“Company Option Exercise Costs” means the aggregate amount of (a) the exercise price payable to exercise the Company Options in accordance with the process outlined in the Option Notice, (b) the Tax liabilities arising in respect of the exercise and settlement of such Company Options that are subject to a withholding obligation, and (c) any employer’s National Insurance contributions arising in respect of the exercise and settlement of such Company Options.

“Company Options” means all issued and outstanding options to purchase or otherwise acquire Company Shares (whether or not vested).

“Company Product” means the quantum computing products owned, made, marketed, distributed, imported, licensed or sold by or on behalf of the Company or any Company Subsidiary at any time since its inception, and any quantum computing product or service currently under development by or for the Company or any Company Subsidiary and intended to be distributed, sold or licensed by the Company or any Company Subsidiary.

“Company Securities” means the Company Shares and the Company Options.

“Company Shares” means all series and classes of capital shares of the Company, taken together (excluding, for the avoidance of doubt, all capital shares of the Company underlying Company Options or other equity awards that have not been exercised prior to the date such shares are issued in settlement of such Company Options or other equity awards).

“Company Subsidiary” means a Subsidiary of the Company.

“Company Technology” means any Technology authored, invented, created, conceived or otherwise developed by or for the Company or any Company Subsidiary, and any Technology that embodies Company Intellectual Property Rights.

“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” “ransomware,” or “trackware” (as such terms are commonly understood in the software industry) or any other malicious code designed, intended to, or that does have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device, or any Company Product or Company IT Systems, or (ii) damaging or destroying any data or file without a user’s consent.

“Contract” means any contract, mortgage, indenture, lease, license, covenant, plan, insurance policy or other agreement, instrument, arrangement, understanding or commitment, permit, concession, franchise, license or obligation, whether written or oral, in each case that is legally binding.

“Copyleft License” means any license of Technology that provides that, as a condition to the use, modification, distribution or hosting of such licensed Technology, that such licensed Intellectual Property Rightsor any other Intellectual Property Rights that are incorporated into, derived from, based on, linked to, or used or distributed with such licensed Intellectual Property Rights (other than the Open Source Code itself), be licensed, distributed, or otherwise made available: (i) in a form other than binary or object code (e.g., in Source Code form); (ii) under terms that permit redistribution, reverse engineering, or creation of derivative works or other modification; or (iii) without a license fee. Copyleft License includes the following licenses: the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, and the Eclipse Public License.

“Currency Exchange Rate” means, with respect to a relevant currency in question, as of a particular measurement date, the average daily exchange rate of a such relevant currency to the other relevant currency for the five (5) day period ending on the last full day immediately prior to such measurement date (as reported by S&P).

“Data Protection Regulator” means any Governmental Entity with regulatory responsibility or enforcement powers in connection with the Processing of Personal Data.

“Drag Along Option” has the meaning given to it in the Articles. “EEA Agreement” means the Agreement on the European Economic Area.

“Employee” means any current or former employee directly engaged by the Company or any of the Company Subsidiaries.

“Employee Agreement” means each management, employment, service, severance, separation, settlement, individual consulting, individual contractor, relocation, change of control, retention, bonus, repatriation, expatriation, loan, visa, work permit or other Contract (including any offer letter or any agreement providing for acceleration of vesting of Company Options or any other agreement providing for compensation or benefits) between the Company or the Company Subsidiary and any Employee or current or former individual independent contractor or individual consultant directly engaged by the Company or any of the Company Subsidiaries.

“Environmental Law” means every applicable Law, regulation, code of practice and other similar control and advice (in each case, having force of law) made or issued by national, provincial, state or local government or by any other regulatory body, and every applicable regulation and directive made by the legislative organs of the European Union, relating to the protection of the environment (including the prevention of pollution of land, water or air due to the release, escape or other emission of any substance including radioactive substances or the production, transport, storage, treatment, recycling or disposal of waste or the making of noise) and the exposure of any Person to Hazardous Materials.

“Environmental Liabilities” means any actual or alleged breach of Environmental Laws or an Environmental License which may give rise to any Remediation Works.

“Environmental License” means any agreement, permission, permit, license, authorization, consent, exemption or other approval obtained by the Company or any of the Company Subsidiaries under any Environmental Laws.

“ERISA” shall mean the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any other Person under common control with the Company or that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“ESA” means the European Free Trade Association Surveillance Authority.

“Exchange Documents” means, with respect to each Seller, (a) Form W-8 or W-9, as applicable, (b) a completed Investor Questionnaire, (d) Share Transfer, (e) Irrevocable PoA, and (f) any other documents that Buyer or its Representatives may reasonably require to comply with applicable securities Laws sand any reasonable requests of the Transfer Agent in connection with the issuance and delivery of Buyer Common Stock to the Sellers contemplated hereunder.

“Expiration Date” means the fourth anniversary of the last day of the Company’s tax year in which Closing occurs.

“Final VWAP” means the volume weighted average trading price of the Buyer Common Stock for the twenty (20) preceding trading days prior to, but not including, the Final VWAP Determination Date, with such volume-weighted average trading price being calculated by dividing the total value of Buyer Common Stock traded for the relevant period on the NYSE by the total volume of Buyer Common Stock traded for the relevant period on the NYSE as reported by Bloomberg.

“Final VWAP Determination Date” means the third (3rd) Business Day prior to the Closing Date; provided, however, if Buyer exercises the Buyer Closing Election, then the Company may, at its sole discretion, elect for the Final VWAP Determination Date to be the third (3rd) Business Day prior to the Initial Closing Date by giving notice to the Company no later than the third (3rd) Business Day prior to the Closing Date.

“Founders” means Dr. Chris Ballance and Dr. Tom Harty.

“Fraud” means, with respect to the making of a representation or warranty set forth or contained in Article III, Article IV, or Article V of this Agreement or any certificate delivered in connection with this Agreement, actual and intentional common law fraud pursuant to the laws of the State of Delaware, provided that for avoidance of doubt, the term “Fraud” does not include any claim for equitable fraud, promissory fraud, unjust enrichment, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

“Fundamental Representations” means the representations and warranties of the Company contained in Section 3.1 (Organization and Good Standing), Section 3.2 (Authority and Enforceability), Section 3.5 (Company Capital Structure), Section 3.27 (Third Party Expenses), Section 4.1 (Ownership of Company Shares), Section 4.6 (Authority), Section 4.7 (No Conflict) and Section 4.7 (Third Party Expenses).

“Government Bid” means any bid, offer, proposal, or quote made by Company that, if awarded or accepted, would result in a Government Contract.

“Government Contract” shall mean any Contract (including any prime contract, subcontract, teaming agreement, grant, federal assistance award, cooperative agreement, subaward, basic ordering agreement, blanket purchase agreement, other transaction agreement, purchase order, task order, delivery order, or any other instrument, and including all amendments, modifications, and options thereunder) between the Company and (a) a Governmental Entity, (b) any prime contractor or higher tier subcontractor, or (c) any lower-tier subcontractor at any tier.

“Governmental Entity” shall mean (a) any supranational, national, federal, provincial, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization (c) any agency, division, bureau, department, commission, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices and self-regulatory organizations), (d) government-owned or controlled entity (including state-owned or state-controlled businesses or quasi-government entities), (e) political party; (f) royal family; or (g) public international organization (e.g., the World Bank or Red Cross).

“Governmental Authority” means any United States or foreign, federal, state, provincial or local governmental or regulatory commission, board, bureau, agency, court or regulatory or administrative body.

“Governmental Official” means any (a) officer, agent or employee of a Governmental Entity, (b) person acting in an official capacity for or on behalf of a Governmental Entity, (c) a candidate for government or political office, or (d) member of a royal family.

“Hazardous Material” means any chemical, waste, emission, material or substance defined or regulated under any Environmental Law as hazardous, radioactive, explosive, flammable, toxic, a pollutant or contaminant, or otherwise a danger to health, reproduction or the environment, or for which liability or standards of conduct may be imposed under any Environmental Law, including asbestos and petroleum or any derivative or byproduct thereof, radon, urea-formaldehyde, per- and polyfluoroalkyl substances, polychlorinated biphenyls or toxic mold.

“HMRC Agreed Valuation” means, with respect to each Company Share issued upon the exercise of a Recent Option, the market value of such Company Share as of the date of grant of the relevant Recent Option, as further agreed or reconfirmed between the Company and HMRC or, absent the Company and HMRC reaching such an agreement prior to the Expiration Date, the market value of each such Company Share as determined by HMRC in correspondence with a date that is closest to the Expiration Date.

“Inbound Company License” means any Contract pursuant to which the Company or any Company Subsidiary has been granted any rights to access or use any Technology of another Person, or pursuant to which the Company or any Company Subsidiary is granted a license, covenant not to sue, or other rights with respect to any Person’s Intellectual Property Rights.

“Indebtedness” of any Person means, as of a specified date, without duplication: (i) all liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (ii) all liabilities of such Person for the deferred purchase price of property or services, which are required to be classified and accounted for under U.K. GAAP as liabilities; (iii) all liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property or other asset, or a combination thereof, which are, and to the extent, required to be classified and accounted for under U.K. GAAP as capital leases; (iv) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (i), (ii) or (iii) above to the extent of the obligation secured; (v) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in clauses (i), (ii), (iii), or (iv) above, to the extent of the obligation guaranteed; (vi) any accounts or trade payables and similar liabilities or accruals of such Person that are outstanding for a period of 45 days or more; (vii) all liabilities of such Person in connection with excess commitments on purchase orders; (viii) all interest, fees, change of control payments, prepayment premiums, cancellation charges, fees, or penalties and other, charges, fees, penalties, or expenses owed with respect to the indebtedness referred to in clauses (i) through (vii) above.

“Initial Buyer Stock Price” means $40.30 per share of Buyer Common Stock.

“Intellectual Property Rights” means all intellectual property and proprietary rights, including all statutory, common law and other rights in, to, or arising (whether recorded or not and regardless of form or method of recording and whether registered or unregistered), which may exist or be created under the Laws of any jurisdiction in the world, including without limitation all rights the following types: (i) rights associated with works of authorship (including rights in Software), including copyrights, rights of attribution and integrity and other moral rights (“Copyrights”); (ii) rights in or arising out of logos, trademarks, trade dress, trade and business names, domain names and trade name rights and similar rights (“Trademarks”), rights in goodwill and rights to sue for passing off and unfair competition; (iii) rights associated with know-how and confidential information, including trade secret rights; (iv) design rights and patent and industrial design property rights (including semiconductor topography rights), and equivalent or similar rights in, or arising out of, inventions (whether or not patentable), invention disclosures, improvements, modifications, methods or processes (“Patents”); (v) rights in, arising out of, or associated with a person’s name, voice, signature, photograph, or likeness, including rights of personality, privacy, and publicity; (vi) rights in, or arising out of, or associated with data and databases; and (vii) rights in or relating to applications, registrations, renewals, extensions, combinations, divisions, re-examinations, and reissues of, and right to apply for applications or the applications for, any of the rights referred to in clauses (i) through (vii) above.

“Investor Questionnaire” means Buyer’s customary Investor Suitability Questionnaire.

“IRS” means the U.S. Internal Revenue Service.

“ITEPA” means the United Kingdom Income Tax (Earnings and Pensions) Act 2003.

“Knowledge” means, with respect to the Company, the actual knowledge of Dr. Chris Ballance, Dr. Tom Harty, and Dylan Murphy, after due inquiry of their direct reports; and with respect to Buyer, the actual knowledge of the named executive officers of Buyer as of the Agreement Date, after due inquiry of their direct reports.

“Law” means any applicable federal, provincial, national, state, local, international or other constitution, law, statute, ordinance, rule, directive, regulation, published administrative position, policy or principle of common law, or any Order, in any case issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity, in each case, which is legally binding.

“Leakage” means, without duplication and to the extent that such activity is not Permitted Leakage, the aggregate amount of all distributions or payments of cash or other property made by (or obligations incurred by the Company or any Company Subsidiary in respect thereof, including in the case of dividends or distributions amounts declared, by) the Company or any Company Subsidiaries, at any time during the period from and including the Balance Sheet Date through and including the Closing, pursuant to any of the following transactions: (a) any payments from the Company or a Company Subsidiary resulting from (i) the declaration, making or payment of any dividend (including any dividend equivalent payments) or other distributions (whether in cash or in kind) on the Company Shares; (ii) the distribution, repurchase, repayment, redemption or return of any share capital or loan stock; (iii) the payment of any bonuses, commissions or fees or expenses to or for the benefit of any of the Sellers or their Affiliates (including, for the avoidance of doubt, any bonuses or other payments made to holders of Company Options to be exercised in connection with payments required to be made in such exercise); or (iv) any payment in respect of Indebtedness owed by the Company or any Company Subsidiary to any Seller or its Affiliates; (b) the sale, purchase, transfer or disposal of any asset of the Company or any Company Subsidiary to any Seller or its Affiliates, unless such sale, purchase, transfer or disposal is completed at fair market value; (c) the entry into by the Company or any Company Subsidiary of a guarantee or indemnity on behalf of any Seller or its Affiliates (other than, for the avoidance of doubt, the Company or any Company Subsidiary); (d) the forgiveness, release or waiver of any Liability outstanding against any Seller or their Affiliates (other than, for the avoidance of doubt, the Company or any Company Subsidiary) by the Company or any Company Subsidiary; (e) the creation of any Lien over any assets of the Company or any Company Subsidiary in favor of any Seller or its Affiliates (other than, for the avoidance of doubt, the Company or any Company Subsidiary); (f) any Third Party Expenses (including, for the avoidance of doubt, such Third Party Expenses that are unpaid as of immediately prior to the Closing); (g) the making of any gift or other gratuitous payment to any Seller or its Affiliates or any other transactions entered into with any Seller or its Affiliates (other than on arm’s length terms); (h) any other payments made (whether in cash or in kind) to, or assets or rights transferred to or for the benefit of any Seller or its Affiliates; (i) any director’s fees, management fees or monitoring fees paid by the Company or any of the Company Subsidiaries to any Seller; (j) the assumption by the Company or any of the Company Subsidiaries of any liability of any Seller or its Affiliates; (k) the making of or entering into of any legally binding agreement or arrangement relating to any of the foregoing matters; (l) any cash Tax or amount in respect of cash Tax payable, suffered or incurred by the Company or any Company Subsidiary (or which would have been so payable, suffered or incurred by the Company or any Company Subsidiary but for the use or set-off of any Tax relief, refund or other Tax benefit (other than any Tax relief, refund or other Tax benefit that is obtained by the Company or a Company Subsidiary as a result of items (a)-(k)) in respect of or as a result of any of the matters in (a) – (k), reduced by the amount by which a cash Tax liability of the Company or a Company Subsidiary has been reduced, or is likely to be reduced, within twelve months of Closing, in each case by the use of set-off of any Tax relief, refund or other Tax benefit that is obtained by the Company or a Company Subsidiary as a result of items (a) to (k) above; and (m) the amount of any employer’s National Insurance contributions arising on the Company Options to be exercised in accordance with the Option Notice.

“Liability” means, with respect to any Person, any and all liabilities, obligations, claims, and deficiencies of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise) of such Person or any of its Subsidiaries or Affiliates, regardless of whether or not such liabilities, obligations, claims, and deficiencies are required to be reflected on a balance sheet in accordance with U.K. GAAP or other applicable generally accepted accounting principle.

“Lien” means any lien, pledge, charge, claim, mortgage, assessment, hypothecation, infringement, deed of trust, lease, license, option, right of first or last refusal, preemptive right, equitable right, power of sale, hypothecation, retention of title, easement, covenant, right of way, servitude, transfer restriction, security interest or other third party right or interest or encumbrance of any kind or character whatsoever, or another type of preferential arrangement having similar effect, or an agreement or arrangement to create any of the foregoing.

“Lock-up Shares” means any shares of Buyer Common Stock issued to the Founders as part of the Closing Consideration.

“Management” means (i) the Founders and (ii) the current Employees, or person employed by an Employer of Record organization, who carry out the following roles: (i) Strategic Business Development Manager (Switzerland), (ii) Director of Science for North America (USA), (iii) Chief Financial officer (UK), (iv) Head of People (UK), and (v) Head of Marketing (UK).

“Open Source Software” means any software that is licensed, provided or distributed under any open source license (including any Copyleft License), including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license.

“Order” means any order, judgment, injunction, ruling, edict, or other decree, whether temporary, preliminary or permanent enacted, issued, promulgated, enforced or entered by any Governmental Entity.

“Ordinary Shares” means the ordinary shares of £0.000001 each in the capital of the Company from time to time.

“OSE” means Oxford Science Enterprises Holdings II Limited, a private company limited by shares incorporated under the laws of England and Wales.

“Outbound Company License” means any Contract pursuant to which any Person has been granted any rights to access or use any Company Products, or that contains any assignment or license of, or any covenant not to assert or enforce, any Company Intellectual Property Rights.

“Pension Plan” shall mean each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

“Permitted Leakage” means any of the following by the Company or any Company Subsidiary, without duplication: (i) salaries, wages, compensation (including bonuses, commissions or incentive compensation), severance, reimbursements, claims, benefits, fees, expenses or other accrued obligations payable to any current or former officer, employee or service provider (or its dependents or beneficiaries) in their capacities as such in the ordinary course of business consistent with past practice as consideration for services rendered (including any employee Taxes required to be deducted or withheld therefrom), and any employer Taxes (or any amount in respect of employer Taxes) the Company or any Company Subsidiary are required to pay or fund with respect to the foregoing (for the avoidance of doubts no transaction bonuses or bonuses made to holders of the Company Options in connection with payments required to be made in such exercise shall be Permitted Leakage); (ii) any payments, accrual, transfer of assets or assumption of liability to which Buyer has given its express consent in writing to be treated as Permitted Leakage including any related VAT, sales Tax, stamp duty reserve tax, stamp duty, documentary, registration, recording and other similar transfer Taxes; (iii) any Leakage to the extent refunded or otherwise made whole to the Company or any Company Subsidiary on or prior to the Closing (or, in respect of any Tax Authority related refund, where such refund has been confirmed in writing on or prior to the Closing whether or not actually paid on or prior to Closing); (iv) the distribution to the Sellers of the aggregate amount of the exercise price paid upon the exercise of Company Options following the Agreement Date but prior to the Closing; (v) all distributions and payments of cash or other property made by (or obligations incurred by the Company or any Company Subsidiary in respect thereof, including in the case of dividends or distributions amounts declared, by) the Company or any Company Subsidiaries, including any Taxes payable by the Company or any Company Subsidiaries in connection with such distributions, payments or obligations, described on Section 3.8(b) of the Company Disclosure Schedule; (vi) any grant of Company Options following the Agreement Date but prior to the Closing for which Buyer has no liability or obligation other than to pay the applicable Pro Rata Portion of the Closing Consideration to the holder of any such Company Option that is vested prior to Closing; (vii) any allotment or issue of Company Shares in connection with the exercise and settlement of Company Options (and any employment Tax, including employer’s National Insurance contributions, arising with respect thereto, which shall be dealt with under Section 2.10); (viii) the amount of any employer’s National Insurance contributions arising on the Company Options to be exercised in accordance with the Option Notice, which shall be dealt with under Section 2.10; (ix) payment of, or agreement to pay, the [***] Bonus and any amount in connection with the Company Option Cash Replacement Awards; and (x) the payment of, or agreement to pay, any Tax or the incurring of any obligation to pay any Tax, in each case, which is or was incurred by the Company or a Company Subsidiary (or for which the Company or a Company Subsidiary is liable to account) in connection with or is or was otherwise attributable to the matters set out in clauses (i) to (ix) (inclusive) above (to the extent not already included in those clauses provided and to the extent that such amounts of Tax are specifically identified in the consolidated unaudited balance sheet of the Company as at the Balance Sheet Date as included in the Company Disclosure Schedule).

“Permitted Liens” means (i) any Liens for Taxes (A) not yet due and payable or (B) which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with U.K. GAAP or U.S. GAAP, as applicable, (ii) workers’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising by operation of applicable Law in the ordinary course of business for amounts not yet delinquent or which have been bonded over in full or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with U.K. GAAP or U.S. GAAP, as applicable, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, in each case in the ordinary course of business, (iv) easements, rights of way, covenants, conditions, restrictions and other encumbrances incurred in the ordinary course of business that do not materially detract from the value or the use of the property subject thereto, (v) statutory landlords’ liens and liens granted to landlords under any lease, (vi) non-exclusive licenses granted under Intellectual Property Rights in the ordinary course of business to service providers, consultants, contractors or vendors entered into for the provision of services, (vii) any Liens which are disclosed on the Current Balance Sheet (in the case of Liens applicable to the Company or any Company Subsidiary) or the notes thereto, and (viii) other Liens on real property (including easements, covenants, rights of way and similar restrictions of record) that (A) are matters of record or (B) would be disclosed by a current, accurate survey or physical inspection of such real property, which, in each instance of the foregoing clauses (ix)(A) and (ix)(B), do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect, the access to, or occupancy or use of, such real property for the purposes for which it is used or proposed to be used in connection with the business of the Company.

“Person” means an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint share company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

“Personal Data” means any information relating to an identified or identifiable natural person or that is otherwise defined as “personal data”, “personal information”, “personally identifiable information”, or similar term under the Privacy and Data Processing Requirements.

“Pre-Closing Tax Period” means any taxable period or portion thereof that ends on or prior to the Closing Date, including the portion of any Straddle Period ending on and including the Closing Date.

“Privacy and Data Processing Policies” means the external and employee privacy notices of the Company or any of the Company Subsidiaries relating to the Processing of Company Data.

“Privacy and Data Processing Requirement” means each (i) Law related to data protection, privacy or security (including, but not limited to, the General Data Protection Regulation (EU) 2016/679 (“GDPR”), the GDPR as it forms part of the laws of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, the UK Data Protection Act 2018, the e-Privacy Directive (2002/58/EC), the Data Protection Act 2018, the Privacy and Electronic Communications (EC Directive) Regulations 2003, and the Security of Network & Information Systems Regulations 2018, all as amended and/or replaced, and in force from time to time, as applicable), (ii) legally binding code of practice or guidance published by any Data Protection Regulator relating to privacy or the processing of Personal Data and (iii) Privacy and Data Processing Policy and Contract solely relating to the Processing of Personal Data or any provision in a Contract relating to the Processing of Personal Data.

“Pro Rata Portion” means, with respect to each Seller, its respective “Pro Rata Portion” as set forth on the Spreadsheet. For purposes of clarity, the sum of all “Pro Rata Portions” of the Sellers shall at all times equal one-hundred percent (100%).

“Process” or “Processing” means, with respect to any Personal Data, any operation or set of operations performed thereon, whether or not by automated means, including adaptation, alignment, alteration, accessing, collection, acquiring, modification, combination, compilation, copying, consultation, creation, destruction, disclosure, communication, transfer, disposal, dissemination, erasure, deletion, interception, maintenance, making available, organization, recording, restriction, retention, and retrieval, storage, holding, structuring, transmission, and use, and security measures with respect thereto.

“R&W Policy” means the buyer-side representation and warranty insurance policy issued to Buyer in substantially the form attached hereto as Exhibit C.

“Recent Option” has the meaning given in Section 2.10.

“Registered IP” means all Intellectual Property Rights that are registered or filed with or by, or issued under the authority of, any Governmental Entity or Internet domain name registrar, including all Patents, Copyrights, and Trademarks, business names, social media handles and domain names and all applications for any of the foregoing.

“Registration Rights Agreement” means the Registration Rights Agreement in substantially the form attached hereto as Exhibit B.

“Related Agreements” means the Restrictive Covenant Agreements, the Offer Documents, Registration Rights Agreement, the Investor Questionnaires, and all other Contracts, certificates, and instruments executed or delivered by any of the parties hereto in connection with the Transactions.

“Representatives” means, with respect to a Person, such Person’s Subsidiaries and the directors, managers, members, Shareholders, officers, employees, advisors, counsel, accountants, agents or other representatives of such Person and its Subsidiaries.

“[***] Bonus” means a bonus to be paid to [***] in an amount not to exceed £20,000.

“SCA” means the UK Subsidy Control Act 2022.

“Securities Act” means the Securities Act of 1933 of the United States, as amended.

“Seed Shares” means the seed shares of £0.000001 each in the capital of the Company from time to time.

“Series A Preferred Shares” means the series A preferred shares of £0.000001 each in the capital of the Company from time to time.

“Shareholder” means any holder of any Company Shares.

“Shareholders’ Agreement” means the Shareholders’ Agreement, as amended and restated on September 8, 2022, by and among the Persons named as Investors thereto (as defined therein), the Founders, the Persons named as Existing Shareholders thereto (as defined therein), and the Company.

“Software” means computer software, firmware, programs and databases, whether in object code, Source Code, or executable form, and documentation related thereto.

“Source Code” means computer programming code in human readable form that is not suitable for machine execution without the intervening steps of interpretation or compilation.

“Standard Company Form IP Contract” means each standard form of Contract used by the Company at any time including each standard form of: (i) Invention Assignment Agreements; (ii) confidentiality or nondisclosure agreement; and (iii) non-exclusive licenses to Company Products to customers of the Company or any of the Company Subsidiaries; and (iv) warranty terms offered by the Company and the Company Subsidiaries for all Company Products.

“State Aid” means any financial assistance which European Union Member States have informed the Company is state aid within the meaning of Article 107 of the TFEU or Article 61 of the Agreement on the EEA Agreement.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidy” means any financial assistance which a United Kingdom public body has informed the Company is subsidy as defined in Section 2 of the SCA.

“Subsidiary” means, with respect to any Person, each corporation, limited liability company, partnership, association, joint venture or other business entity of which such Person owns or has owned, directly or indirectly, more than 50% of the shares or other equity interest entitled to vote on the election of the members of the board of directors or similar governing body.

“Tax” means (i) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, goods and services, harmonized, sales, use, ad valorem, value added, transfer, franchise, capital shares, tax on capital, inheritance tax, profits, license, registration, withholding, payroll, social security (or equivalent), pension, employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), unclaimed property or escheat, environmental or windfall profit tax, custom duty, charge, duty, tariff, impost, levy or other tax, governmental fee or other like assessment or charge of any kind in the nature of a tax (including apprenticeship levy), together with any interest, penalty, fine, charge, default surcharge, addition to tax or additional amounts (whether disputed or not) with respect thereto, (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being or having been a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for any taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, or otherwise by operation of law.

“Tax Authority” means any authority competent to collect, assess or administer Tax.

“Tax Return” means, collectively, all self-assessment, returns, declarations, reports, designations, elections, statements and other documents filed or required to be filed with a Governmental Entity in connection with the determination, assessment, collection or payment of any Taxes or in connection with the administration, implementation or enforcement of or compliance with any Tax Law, and including any supporting information, elections and computations and (in each case) any amendments thereof or attachments thereto.

“TCA” means the Trade and Cooperation Agreement between the United Kingdom of Great Britain and Northern Ireland, of the one part, and the European Union and the European Atomic Energy Community, of the other part dated December 30, 2020.

“Technology” means algorithms, APIs, diagrams, formulae, inventions (whether or not patentable), invention disclosures, programmer’s notes, improvements, modifications, know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, confidential information, proprietary information, protocols, schematics, specifications, product designs, roadmaps, marketing strategies, Software (in any form, including Source Code and executable or object code), subroutines, techniques, user interfaces, domain name registrations, URLs, web sites, social media accounts, social media identifiers, systems, tools, databases, data collections, concepts, data, coding, images, designs, documentation, books (including lab books), records, works of authorship (including written, audio and visual materials) and all other forms of technology.

“TFEU” means the Treaty on the Functioning of the European Union.

“Third Party Expenses” means all costs, fees, expenses, losses, consideration incurred, due, or payable by the Company or any Company Subsidiary (including those triggered by the Closing) in connection with the Purchase and the other Transactions or any related matters, including: (i) all legal, accounting, financial advisory, consulting, finders’ and all other fees and expenses of third parties incurred by or on behalf of or otherwise required to be paid by the Company or any Company Subsidiary in connection with the Transactions or the negotiation and effectuation thereof; (ii) any change of control or transaction bonus, or similar payment obligations (excluding payments with either “single-trigger” or “double-trigger” provisions, unless fully payable on Closing) of the Company or any Company Subsidiary to any Employee or current or former individual independent contractor or individual consultant directly engaged by the Company or any of the Company Subsidiaries solely as a result of the Transactions (together with the employer-paid portion of any payroll or similar Taxes incurred in connection therewith); (iii) fifty percent (50%) of the costs and expenses of the R&W Policy; and (iv) fifty percent (50%) of the costs and expenses of the D&O Policy. For the avoidance of doubt, (A) no fees and expenses shall be double counted when calculating Third Party Expenses and (B) in no event will any fees or expenses of the Transfer Agent be deemed to constitute Third Party Expenses.

“Transaction Tax Deductions” means to the extent deductible at a “more likely than not” or higher level of comfort in a Pre-Closing Tax Period, any Tax deductions arising in connection with (i) the Third Party Expenses, and (ii) any debt repayment costs and the payment of, or reduction for, Closing Indebtedness (including, for this purpose, any interest, premium, prepayment costs and accelerated deferred or capitalized financing costs, including any unamortized deferred financing fees in connection with the Indebtedness).“Transfer Taxes” means any and all stamp duty reserve tax, stamp duty, documentary, registration, recording and other similar transfer Taxes, required to be paid in respect of the transfer of the Shares to Buyer pursuant to this Agreement.

“TUPE” means the UK Transfer of Undertakings (Protection of Employment) Regulations 2006.

“UK” means the United Kingdom.

“UK Death in Service Benefit Plan” means the registered group life assurance scheme in the UK insured by Legal & General to which the Company or a Company Subsidiary contributes for the provision of workplace life assurance benefits for its employees.

“U.K. GAAP” means the United Kingdom generally accepted accounting practice.

“U.S. GAAP” means United States generally accepted accounting principles, consistently applied.

“Unapproved Company Option Agreement” means an agreement granting a Company Option other than pursuant to the Company Equity Plan.

“United States” means the United States of America.

“VAT” means: (a) any Tax imposed pursuant to the United Kingdom Value Added Tax Act 1994 and any legislation or regulations supplemental thereto; (b) any Tax imposed in compliance with European Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax and any national legislation implementing that Directive; and (c) any other Tax of a similar nature to the foregoing, whether imposed in substitution for or in addition to the foregoing, or imposed elsewhere.

“Willful Breach” means with respect to any covenant, any intentional or deliberate action or omission that constitutes a breach of such covenant and that the breaching party actually knows or should reasonably be expected to know at the time is or would constitute a breach of such representation, warranty, agreement or covenant.

“Worker” has the meaning ascribed to it in section 230(3)(b) of the Employment Rights Act 1996.

Table of Other Defined Terms Follows

Term	Section
Active Government Contract	Section 3.25(a)
Agreement	Preamble
Agreement Date	Preamble
Balance Sheet Date	3.6a)
Board of Directors of the Company	Recitals
Buyer	Preamble
Buyer Authorizations	5.8
Buyer Claims	6.16b)ii)
Buyer Closing Election	Section 1.4(a)
Buyer Released Parties	6.16b)i)
Buyer Releasing Party	6.16b)
Buyer SEC Documents	5.6a)
Cash Consideration	2.1
Closing	Section 1.4(a)
Closing Consideration	2.1
Closing Date	Section 1.4(a)
Company	Preamble
Company Authorizations	3.18
Company Disclosure Schedule	Article III
Company Indemnified Parties	Section 6.21(a)
Company Material Contract	3.14b)
Company Returns	3.9a)
Conflict	3.4
Current Balance Sheet	3.6a)
D&O Policy	6.22
Deferred Closing Date	Section 1.4(a)
Disputed Leakage	Section 6.9(d)
End Date	Section 8.1(b)
Enforceability Limitations	3.2
FAR	Section 3.25(b)
Final Invoice	6.11
Financials	3.6a)
Governing Documents	3.1a)
HMRC	Section 3.9(s)(iii)
Hogan Lovells	11.12
Independent Accountant	Section 6.9(d)
Indirect Leakage	Section 6.9(a)
Initial Closing Date	Section 1.4(a)
Insurance Policies	3.20
Interested Party	3.26

Term	Section
International Trade Laws	3.23
Invention Assignment Agreement	3.12c)i)
Leakage Claim	6.9b)
Leakage Claim Period	6.9b)
Leakage Objection Notice	Section 6.9(c)
Leakage Notice	6.9b)
Legal Advisors	Section 11.12
Liable Leakage Seller	Section 6.9(a)
Option Notice	1.2(b)(i)
Outbound Investment Rules	3.24
Purchase	Recitals
Registered Company IP	3.12a)i)
Relevant Matters	11.9
Representative Losses	10.1b)
Requisite Seller Threshold	10.1a)
SEC	4.2b)
Section 409A	3.9t)i)
Security Incident	3.12r)
Seller Claims	6.16a)ii)
Seller Released Parties	6.16a)i)
Seller Releasing Party	6.16a)
Sellers	Preamble
Sellers Representative	Preamble
Shares	Section 1.1
Signing Spreadsheet	Section 3.5(i)
Spreadsheet	6.10(b)
Stamp Tax	Section 3.9(o)
Standards Organizations	3.12c)iv)
Substituted Option Agreement	1.2b)
Tax Incentive	Section 3.9(f)
Transaction Engagement	11.12
Transfer Agent	Section 2.3(a)
Transfer Agent Agreement	Section 2.3(a)
Top Customer	3.14b)
Top Supplier	3.15b)
Transactions	Recitals
Unaudited Interim Management Accounts	6.20
Year-End Financials	3.6a)